    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1999
                                                 REGISTRATION NO.  333-____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                Kellwood Company
             (Exact name of Registrant as specified in its Charter)


                 Delaware                            3661
      (State or other jurisdiction       (Primary Standard Industrial
             of Incorporation)            Classification Code Number)

                                   36-2472410
                       (I.R.S. Employer incorporation or
                        organization Identification No.)

                              600 Kellwood Parkway
                        St. Louis County, Missouri 63017
                                 (314) 576-3100
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               Thomas H. Pollihan
                                General Counsel
                                Kellwood Company
                              600 Kellwood Parkway
                        St. Louis County, Missouri 63017
                                 (314) 576-3100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to

     Frederick W. Axley                           Arthur D. Stout
     McDermott, Will & Emery                      Squadron, Ellenoff, Plesent &
     227 West Monroe Street                       Sheinfeld, LLP
     Chicago, Illinois  60606                     551 Fifth Avenue
     (312) 372-2000                               New York, New York 10176
                                                  (212) 661-6500

         Approximate dare of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger (the ("Merger") of Kellwood Acquisition II Corporation ("Sub") with and into Koret, Inc. ("Koret") pursuant to the Agreement and Plan of Merger dated as of December 1, 1998, as amended, among Kellwood Company ("Kellwood"), Sub and Koret and certain stockholders of Koret, described in the enclosed Joint Proxy Statement/Prospectus (the "Merger Agreement").

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------
 Title of each Class of                       Proposed maximum   Proposed maximum       Amount of
    securities to be        Amount to be     offering price per aggregate offering  registration fee
       Registered            registered            share               price
-----------------------------------------------------------------------------------------------------
Common Stock
$.01 per value          5,241,000 shares (1)      $6.49(2)        $51,881,000 (3)      $14,423(4)
-----------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of common stock, $.01 par value per share, of Kellwood to be delivered pursuant to Sections 1.5 (c) and 2.3(a) of the Merger Agreement, assuming (i) the exercise of all currently outstanding options to purchase shares of Class A common stock, $.01 par value per share, of Koret and (ii) the exercise of all outstanding warrants to purchase Class B non-voting stock, par value $.01 per share of Koret

(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(f). Calculated pursuant to Rule 457(f)(2) based upon the book value per share of Koret Class A common stock and Class C common stock (collectively, "Koret Stock") as of November 29, 1998.

(3) Calculated pursuant to Rule 457(f) based upon the book value per share of Koret Stock multiplied by the 7,994,909 shares of Koret Stock to be exchanged or cancelled in connection with the Merger.

(4) A fee of $27,746 was paid on December 18, 1998 in connection with the Joint Proxy Statement/Prospectus of Kellwood and Koret filed with the Securities and Exchange Commission. Pursuant to Rule 457(b), the calculated fee shall be offset by the amount previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act or until this registration statement shall become effective on such date as the commission, acting pursuant to section 8(a), may determine.

                                                                PRELIMINARY COPY
                                    CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY



Kellwood Logo                                                         Koret Logo

                 MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

            TO THE STOCKHOLDERS OF KELLWOOD COMPANY AND KORET, INC.

The boards of directors of Kellwood Company and Koret, Inc. have unanimously approved a merger designed to The boards of directors of Kellwood Company and Koret, Inc. have unanimously approved a merger designed to strengthen Kellwood's position in the apparel industry.

Upon completion of the merger, Koret stockholders will receive .6025391 shares of Kellwood common stock in exchange for each share of Koret common stock they own. Kellwood stockholders will continue to own their existing shares of Kellwood common stock. After the merger, the Koret stockholders will hold approximately 18.9% of Kellwood's outstanding common stock.

The merger requires the stockholders of Koret to approve the merger and the stockholders of Kellwood to approve the stock issuance in the merger. We have scheduled meetings for our stockholders to vote on this matter.

Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Voting instructions are inside.

The dates, times and places of the meetings are as follows:

      For Koret Stockholders:
      April 26, 1999
      9:00 a.m.
      505 14th Street
      Oakland, California

      For Kellwood Stockholders:
      April 27, 1999
      10:00 a.m.
      600 Kellwood Parkway
      St. Louis County, Missouri

This document provides you with detailed information about the merger. Kellwood common stock is traded on the New York Stock Exchange under the symbol KWD.


------------------------                          ---------------------------
Hal J. Upbin, President                           Martin J. Granoff, Chairman
Kellwood Company                                  Koret, Inc.

For a discussion of risks which you should consider in evaluating the merger see Risk Factors beginning on page ___.

Neither the SEC nor any state securities regulators have approved the Kellwood Company common stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus dated March __, 1999 was first mailed to stockholders on or about March __, 1999.

                                                                PRELIMINARY COPY
                                    CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY


                                KELLWOOD COMPANY
                              600 KELLWOOD PARKWAY
                        ST. LOUIS COUNTY, MISSOURI 63017

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD APRIL 27, 1999

TO THE STOCKHOLDERS OF KELLWOOD COMPANY:

         A special meeting of stockholders of Kellwood Company will be held on April 27, 1999, at Kellwood's offices located at 600 Kellwood Parkway, St. Louis County, Missouri, at 10:00 A.M., local time for the following purposes:

                  1. To consider and vote upon a proposal to approve the issuance of Kellwood common stock under the Agreement and Plan of Merger, dated December 1, 1998, in which each outstanding share of Koret, will be converted into .6025391 shares of Kellwood common stock, and Koret will become a wholly-owned subsidiary of Kellwood; and

                  2. To transact any other business which may properly come before the Kellwood meeting or any one or more adjournments or postponements thereof.

         Only stockholders of record at the close of business on March 5, 1999 are entitled to notice of and to vote at the Kellwood meeting and any adjournments or postponements.

         Your board of directors believes that the merger is in the best interest of Kellwood and its stockholders. Your board has unanimously approved the merger and recommends that you vote for the issuance of Kellwood common stock. Credit Suisse First Boston Corporation has issued its written opinion that the exchange ratio of Kellwood common stock for Koret common stock is fair to Kellwood from a financial point of view. The accompanying joint proxy statement/prospectus provides detailed information concerning the merger.

         Your vote is important. The affirmative vote of the holders of a majority of Kellwood common stock is required to approve the issuance of Kellwood common stock in the merger. Please complete, date and sign the accompanying proxy and return it promptly in the enclosed envelope. If you return a signed proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the stock issuance. If your shares are held in "street name" by your broker or other nominee, only that holder may vote your shares. You should follow the directions provided by them regarding how to instruct them to vote your shares. Sending in the proxy will not prevent you from attending the Kellwood meeting or voting in person. You may revoke your proxy at any time by delivering a written notice or a proxy bearing a later date to the Secretary of Kellwood at the address above prior to the Kellwood meeting or by attending the Kellwood meeting and voting in person.

                                By Order of the Board of Directors,

March __, 1999

                                Thomas H. Pollihan, Esq.
                                Vice President, Secretary and General Counsel

                                                                PRELIMINARY COPY
                                    CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY


                                  KORET, INC.
                                505 14TH STREET
                             OAKLAND, CA 94612-1406

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD APRIL 26, 1999

TO THE STOCKHOLDERS OF KORET, INC.:

         A meeting of stockholders of Koret, Inc. will be held on April 26, 1999 at Koret's offices located at 505 14th Street, Oakland, California, at 9:00 A.M., local time, for the following purposes:

                  1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, providing for the merger of Koret with Kellwood, in which

                  (a) each outstanding share of Class A, Class B Non-Voting and
                      Class C Special common stock of Koret, will be converted into .6025391 shares of Kellwood common stock; and

                  (b) Koret will become a wholly-owned subsidiary of Kellwood;
                      and

                  2. To transact any other business which may properly come before the Koret meeting or any one or more adjournments or postponements thereof.

         Only stockholders of record at the close of business on March 23, 1999 are entitled to notice of and to vote at the Koret meeting and any adjournments or postponements thereof.

         Your board of directors believes that the merger is in the best interest of Koret and its stockholders. Your board has unanimously approved the merger and recommends that you vote for its approval and adoption. You are encouraged to read the accompanying joint proxy statement/prospectus, which provides detailed information concerning the merger.

      Your vote is important. The affirmative vote of the holders of 70% of all outstanding shares of Koret common stock is required to approve the merger. Please complete, date and sign the accompanying proxy and return it promptly in the enclosed envelope. If you sign and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. This will not prevent you from attending the Koret meeting or voting in person. You may revoke your proxy at any time by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Koret at the address above prior to the Koret meeting or by attending the Koret meeting and voting in person. Do not send stock certificates for your shares at this time.


                                         By Order of the Board of Directors,


                                         ------------------------------------
                                         Bradley Kennison
                                         Secretary
March __, 1999

                               TABLE OF CONTENTS
                                                             Page

QUESTIONS AND ANSWERS ABOUT THE KELLWOOD/KORET MERGER..........1

SUMMARY........................................................2

The Companies..................................................2

Kellwood.......................................................2

Koret..........................................................2

The Merger.....................................................2

Selected Financial Data........................................4

Selected Consolidated Financial Data of Kellwood...............4

Selected Consolidated Financial Data of Koret..................5

Selected Unaudited Pro Forma Combined Financial Data
  and Comparative Per Share Data of Kellwood and Koret.........6

RISK FACTORS...................................................8

Since the Exchange Ratio Is Fixed, the Market Value of
  Kellwood Common Stock Issued to Koret Stockholders Will
  Depend Upon the Market Price of Kellwood Common Stock
  When the Merger is Completed.................................8

Expected Benefits from Integration of Operations May Not
  Be Achieved..................................................8

Increased Competition May Adversely Impact Kellwood's
  Profitability After the Merger...............................9

Historical Earnings of Kellwood and the Voting Interests of
  Stockholders Will Be Diluted.................................9

Kellwood May Not Be Successful If It Cannot Retain and
  Integrate Key Employees......................................9

WHERE YOU CAN FIND MORE INFORMATION............................9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS..........10

KELLWOOD MEETING..............................................11

Purpose  .....................................................12

Record Date; Voting Rights....................................12

Quorum........................................................12

Proxies  .....................................................12

Solicitation of Proxies.......................................13

Required Vote.................................................13

Share Ownership of Management.................................13

KORET MEETING.................................................13

Purpose.......................................................13

Record Date; Voting Rights....................................13

Quorum........................................................13

Proxies.......................................................14

Solicitation of Proxies.......................................14

Required Vote.................................................14

                               TABLE OF CONTENTS
                                                             Page

Share Ownership of Management.................................15

Conflicts of Interest.........................................15

THE MERGER....................................................17

General........................................................7

Background of the Merger......................................17

Kellwood's Reasons for The Merger; Recommendation
  of its Board of Directors...................................19

Opinion of Kellwood's Financial Advisor.......................20

Koret's Reasons for The Merger; Recommendation of
  its Board of Directors......................................23

Material Federal Income Tax Consequences......................24

Governmental and Regulatory Approvals.........................25

Percentage Ownership Interest of Koret Stockholders
  After the Merger............................................26

Appraisal Rights..............................................26

Resales of Kellwood Common Stock..............................28

THE MERGER AGREEMENT..........................................29

Summary of the Merger Agreement...............................29

Surrender and Payment.........................................29

Fractional Shares.............................................30

Conditions to the Merger......................................30

Representations and Warranties................................31

Conduct of Business Pending the Merger........................31

Koret Stock Warrants and Options..............................32

Accounting Treatment..........................................32

Employee Benefit Plans and Agreements.........................33

No Solicitation...............................................33

Termination...................................................34

Fees and Expenses.............................................35

Amendment.....................................................35

Waiver........................................................35

DESCRIPTION OF KELLWOOD'S CAPITAL STOCK.......................36

Common Stock..................................................36

Preferred Stock...............................................36

Preferred Stock Purchase Rights...............................37

Exceptions....................................................37

Voting Rights of Common Stock.................................38

Certain Provisions of the Certificate of Incorporation........38

                               TABLE OF CONTENTS
                                                             Page

Business Combinations Under the Delaware General
  Corporation Law.............................................38

COMPARISON OF THE RIGHTS OF HOLDERS OF KELLWOOD
  COMMON STOCK AND KORET COMMON STOCK.........................39

General  .....................................................39

Dividends.....................................................39

Voting Rights.................................................40

Directors.....................................................40

Special Meetings..............................................41

Action of Stockholders Without a Meeting......................41

Amendment to Certificate of Incorporation.....................41

Amendment to By-laws..........................................41

Approval of Mergers and Asset Sales...........................41

Indemnification of Directors and Officers.....................42

Pre-emptive Rights............................................43

MARKET PRICES.................................................43

Kellwood Common Stock.........................................43

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS..................................................44

Kellwood Company Unaudited Pro Forma Combined
  Condensed Balance Sheet as of January 31, 1999..............45

Kellwood Company Unaudited Pro Forma Combined
  Condensed Statement of Earnings For the Nine Months
  Ended January 31, 1999......................................46

Kellwood Company Unaudited Pro Forma Combined Condensed
  Statement of Earnings For the Year Ended April 30, 1998.....47

KELLWOOD COMPANY AND SUBSIDIARIES NOTES TO UNAUDITED PRO
  FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...............50

BUSINESS OF KELLWOOD..........................................51

History  .....................................................51

Strategy......................................................51

Popular-to-Moderate Women's Sportswear........................52

Better-to-Bridge Women's Sportswear...........................53

Private Label.................................................54

Smart Shirts..................................................54

Recreational Products.........................................55

Channels of Distribution and Customers........................55

Sourcing and Manufacturing....................................55

Acquisition of Fritzi.........................................56

                               TABLE OF CONTENTS
                                                             Page

Reorganization and Restructuring of Operating Assets..........56

BUSINESS OF KORET.............................................57

The Company...................................................57

History.......................................................57

Recapitalization..............................................58

Acquisitions..................................................58

Koret's Business Units........................................58

Koret of California...........................................58

Retail Stores.................................................59

The Canadian Business.........................................59

New Campaign..................................................59

KORET PRINCIPAL AND SELLING STOCKHOLDERS......................59

PLAN OF DISTRIBUTION..........................................62

STOCKHOLDER PROPOSALS.........................................64

EXPERTS.......................................................64

INDEPENDENT ACCOUNTANTS.......................................65

LEGAL OPINIONS................................................65

             QUESTIONS AND ANSWERS ABOUT THE KELLWOOD/KORET MERGER


Q:    What do I need to do now?

A: After reviewing this joint proxy statement/prospectus, just sign your proxy card and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting. The Kellwood meeting will take place on April 27, 1999 and the Koret special meeting will take place on April 26, 1999. The boards of directors of both Kellwood and Koret unanimously recommend voting in favor of the proposed merger.

Q:    Please explain the exchange ratio.

A: Koret stockholders will receive .6025391 shares of Kellwood common stock in exchange for each share of Koret common stock they hold. No fractional shares will be issued.

Q:    When do you expect the merger to be completed?

A: We expect to complete the merger as quickly as possible after receiving stockholder approvals at the stockholders' meetings.

Q:    Should I send in my stock certificate now?

A: No. Kellwood stockholders will keep their current certificates. After the merger, Koret stockholders will receive written instructions for exchanging their stock certificates.

Q:    Will I be able to sell my shares of Kellwood common stock?

A: Kellwood common stock, is listed on the New York Stock Exchange and, subject to restrictions applicable to affiliates of Koret, is freely tradable.

                                    SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents we have referred you to. The merger agreement is attached as Annex A. We encourage you to read the merger agreement. It is the legal document that governs the merger.

                                 The Companies
Kellwood (see pages ___)

Kellwood designs, manufactures and markets apparel and camping soft goods. With sales of over $1.7 billion in fiscal year 1998, Kellwood is one of the largest providers of popular-to-moderate women's sportswear in the United States, servicing all channels of distribution. Additionally, it is a major manufacturer of men's woven shirts and a supplier of outerwear and lingerie.

Kellwood sells its products through multiple channels of distribution, including national retail chains, department stores, specialty stores, mass merchants, mail order houses, sporting goods stores, discounters and other retailers. Kellwood's global sourcing capability is diverse in terms of the range of products produced and sourced. In order to enhance responsiveness to the changing needs of the customer, to achieve flexibility and to reduce costs, Kellwood maintains sourcing relationships with contract manufacturers around the world. Kellwood supplements this network with 32 company-operated plants located in the United States, Canada, Central America and the Caribbean Basin, Hong Kong, the People's Republic of China, and Sri Lanka.

Koret (see pages ___)

Koret designs, manufactures and distributes moderately priced women's coordinate sportswear. The Koret brand is considered to be one of the top three department store brands of moderately priced women's sportswear in North America. The Koret brand is targeted primarily to women over the age of 45.

Koret also manufactures and distributes popular and moderately priced women's apparel under labels other than Koret, better and bridge priced women's career sportswear under the Mr. Jax(R) label, and belts and small leather goods under the Polo by Ralph Lauren(R) name.

Koret sells its products to department and specialty stores in North America, and through company-owned retail stores located in premium outlet malls throughout the United States.

                           The Merger (see pages __)

General. In the merger, Koret will become a wholly-owned subsidiary of Kellwood, and each share of Koret common stock will be converted into .6025391 shares of Kellwood common stock. Kellwood will issue up to 5,241,000 shares of Kellwood stock to the Koret stockholders. Kellwood stock issued in the merger with an aggregate value of approximately $12,500,000 will be held in escrow to cover claims under the merger agreement. Cash will be paid in lieu of any fractional share of Kellwood stock. In no event will the number of shares of Kellwood stock placed in escrow exceed 10% of the total number of shares of Kellwood stock issued in the merger.

Recommendation of the Kellwood Board. The Kellwood board believes that the merger and the share issuance are fair to and in the best interests of Kellwood and its stockholders and has unanimously approved the merger agreement. The Kellwood board unanimously recommends that the stockholders of Kellwood vote in favor of the issuance of Kellwood stock to the Koret stockholders.

Recommendation of the Koret Board. The Koret board believes that the merger is fair to and in the best interests of Koret and its stockholders and has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The Koret board unanimously recommends that the Koret stockholders vote in favor of approval and adoption of the merger agreement.

Opinion of Kellwood's Financial Advisor. On November 11, 1998, Credit Suisse First Boston Corporation, financial advisor to Kellwood in connection with the merger, delivered its written opinion to the Kellwood board stating that, as of that date, the exchange ratio of Kellwood common stock for Koret common stock was fair to Kellwood from a financial point of view. The full text of the written opinion of CSFB, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B. The opinion of CSFB does not constitute a recommendation as to how you should vote with respect to your shares. Holders of Kellwood common stock are urged to, and should, read the opinion of CSFB carefully and in its entirety.

Material Federal Income Tax Consequences. Kellwood's counsel has provided an opinion that the merger will qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended. As such a reorganization, generally no gain or loss will be recognized for United States federal income tax purposes by the stockholders of Koret upon the exchange of their Koret common stock for shares of Kellwood common stock in the merger, except with respect to cash received in lieu of fractional shares. Stockholders of Koret are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the application of state, local and foreign tax laws, as well as federal tax laws.

Accounting Treatment. The merger is conditioned on the ability to account for the merger as a pooling of interests under applicable accounting rules. Prior to the effective date of the merger, Kellwood will receive a letter from PricewaterhouseCoopers LLP stating that they concur with Kellwood management that no conditions exist that would preclude Kellwood from accounting for the merger as a pooling of interests.

Appraisal Rights. Kellwood stockholders are not entitled to appraisal rights under Delaware Law. Koret stockholders are entitled seek an appraisal of the "fair value" of their Koret common stock. If Koret stockholders holding approximately 10% or more of the total Koret shares outstanding comply with the legal requirements for obtaining an appraisal, pooling of interest accounting will not be available and the merger will not take place.

Exchange of Stock Certificates. Following the merger, Kellwood will advise each Koret record holder how to exchange Koret common stock for Kellwood common stock. Upon surrender of certificates for Koret common stock with a letter of transmittal, a Koret stockholder will be entitled to receive a certificate representing the number of whole shares of Kellwood common stock into which the stockholder's shares have been converted, less the portion held in escrow.

Required Vote. Approval of the issuance of Kellwood common stock to the Koret stockholders will require the vote of a majority of the shares present in person or by proxy at the Kellwood meeting (assuming a quorum is present). Approval and adoption of the merger will require the vote of the holders of 70% of the voting power of all outstanding shares of Koret common stock. Stockholders of Koret who have the right to vote approximately 4,349,834 shares, approximately 54.4% of the outstanding shares of Koret common stock at the close of business on the date of this joint proxy statement/prospectus, have agreed to vote in favor of the merger at the Koret meeting.

                            Selected Financial Data

Selected Consolidated Financial Data of Kellwood

The following financial information about Kellwood is derived from audited financial statements for the five years ended April 30, 1998 and unaudited financial statements for the nine months ended January 31, 1998 and 1999. All share and per share data have been adjusted to reflect a three-for-two split of the common stock which took place on March 18, 1994.

The following financial information is only a summary, and you should read it in conjunction with the Kellwood historical financial statements and related notes contained in the annual reports and other information filed by Kellwood with the SEC. These financial statements provide further information about significant events that impacted Kellwood's financial condition, including:

     o     the acquisition of Halmode, Inc. in September 1994, and
     o the $14.0 million provision for business and facilities realignment in April 1995 related to the shut-down of Kellwood's Saipan facility.

                                   As of or for the nine
                                  months ended January 31,           As of or for the years ended April 30,
                                  ------------------------           --------------------------------------
                                     1999        1998           1998        1997        1996       1995       1994
                                     ----        ----           ----        ----        ----       ----       ----
                                                            (in millions, except per share amounts)
Kellwood Historical
Net sales                          $ 1,326     $ 1,277        $ 1,781     $ 1,521     $ 1,466    $ 1,365    $ 1,203
Net earnings                        $ 28.3      $ 26.1         $ 42.7      $ 37.6      $ 28.0     $ 11.1     $ 35.6
Earnings per share - basic          $ 1.30      $ 1.22         $ 2.00      $ 1.78      $ 1.32      $ .53     $ 1.71
Earnings per share - diluted        $ 1.28      $ 1.19         $ 1.95      $ 1.75      $ 1.31      $ .52     $ 1.68

Total assets                        $1,008       $ 924        $ 1,016       $ 875       $ 797      $ 768      $ 642
Long-term debt                       $ 228       $ 243          $ 243       $ 110       $ 125      $ 145      $ 153
Dividends per common share           $ .48       $ .48          $ .64       $ .60       $ .60      $ .60      $ .55
Book value per common share        $ 19.01     $ 17.26        $ 17.86     $ 16.47     $ 15.32    $ 14.59    $ 14.64

Selected Consolidated Financial Data of Koret

The following financial information about Koret is derived from the audited financial statements for the last five fiscal years. Koret's fiscal year is the 52 or 53 week period ending on the Sunday nearest November 30. This information is only a summary and you should read it in conjunction with the Koret financial statements and related notes contained in Annex C to this prospectus.

                                                 As of or for the fiscal years ended
                                                 -----------------------------------
                                     1998        1997           1996        1995        1994
                                     ----        ----           ----        ----        ----
                                            (in millions, except per share amounts)
Koret Historical
Net sales                            $ 290       $ 295          $ 259       $ 276       $ 252
Net earnings / (loss)                $10.1       $ 2.3         ($ 1.6)      $ 3.6       $ 3.6
Earnings per share - basic           $1.27       $ .30         ($ .20)      $ .48       $ .62
Earnings per share - diluted         $1.19       $ .28         ($ .20)      $ .43       $ .57

Total assets                         $  89       $  93          $  89       $ 103       $  81
Long-term debt                       $   6       $  13          $   9       $  26       $  19
Dividends per common share           $ .00       $ .00          $ .00       $ .00       $ .00
Book value per common share          $6.45       $5.29          $5.17       $5.40       $4.88

The Koret historical data includes the following sales and pretax income/(loss) related to the Counterparts business which was acquired in 1989 and disposed of in March 1998.


                               As of or for the fiscal years ended
                              -------------------------------------
                              1998     1997    1996    1995    1994
                              ----     ----    ----    ----    ----           -
                                          (in millions)
Net sales                      $  6    $  52   $  57   $ 60     $  59
Pretax profit (loss)          ($2.5)  ($ 1.8)  $  .6   $ .2    ($ 1.8)

Selected Unaudited Pro Forma Combined Financial Data and Comparative Per Share Data of Kellwood and Koret

The merger will be accounted for as a pooling of interests, which means that for future accounting and financial reporting purposes, we will treat our companies as if they had always been combined.

The unaudited pro forma financial information presented below reflects the pooling of interests method of accounting and is intended to give you a better picture of what our businesses might have looked like had they always been combined. We prepared the pro forma income statement and balance sheet by adding or combining the historical amounts for each company. We then made certain adjustments to the combined amounts. Kellwood has a fiscal year ending on April 30, and Koret has a fiscal year ending on the Sunday nearest to November 30. Koret's most recent fiscal year ended November 29, 1998. Koret has historically prepared its financial statements based on its fiscal year ending on the Sunday nearest to November 30. The Koret data have been prepared based on a recasting of the consolidated financial data of Koret to correspond to the fiscal year that will be used by the combined entity after the merger which ends on April
30. The pro forma statement of income data recasts Koret's statement of income data to Kellwood's April 30 year end, and combines Kellwood data with the recasted Koret data for the periods shown. The pro forma balance sheet data combine Kellwood's and Koret's financial positions as of the balance sheet dates.

In connection with the merger, Kellwood and Koret will incur approximately $7.5 million (pre tax) in nonrecurring merger costs related to legal, accounting, consulting, retention agreements, prepayment penalties and other costs. These costs will be charged to the combined results of operations during the current year and are not reflected in the pro forma information.

The pro forma information also does not reflect any additional expenses or any cost savings and other synergies anticipated by Kellwood's management as a result of the merger. The companies may have performed differently if they had actually been combined. You should not rely on the pro forma information as being indicative of the actual historical results that we would have had or the future results that we will experience after the merger.

All pro forma per share data are based on the number of outstanding shares of Kellwood common stock adjusted to include the number of additional shares of Kellwood common stock that would have been issued in the merger if it had occurred as of May 1, 1995. The Koret Pro Forma Equivalent data is calculated by multiplying the Kellwood Pro Forma Combined data by the exchange ratio of
 .6025391.

                                      As of or for the nine
                                    months ended January 31,         As of or for the years ended April 30,
                                    ------------------------         --------------------------------------
                                      1999            1998              1998           1997          1996
                                      ----            ----              ----           ----          ----
                                                            (in millions, except per share amounts)
Selected unaudited pro forma
combined financial data
Net sales                            $ 1,523         $ 1,500          $ 2,094        $ 1,788       $ 1,740
Net earnings                         $  33.0         $  28.3          $  50.3        $  34.7       $  31.9
Total assets                         $ 1,098         $ 1,017          $ 1,110        $   958       $   888
Long-term debt                       $   233         $   256          $   253        $   123       $   149

Comparative per share data

Kellwood Historical
Earnings per share - basic           $  1.30         $  1.22          $  2.00        $  1.78       $  1.32
Earnings per share - diluted         $  1.28         $  1.19          $  1.95        $  1.75       $  1.31
Dividends per common share           $  0.48         $  0.48          $   .64        $   .60       $   .60


Book value per common share          $ 19.01         $ 17.26          $ 17.86        $ 16.47       $ 15.32

                                            As of or for the nine months
                                                 ended January 31,          As of or for the years ended April 30,
                                            ----------------------------    --------------------------------------
                                                1999           1998             1998         1997         1996
                                                ----           ----             ----         ----         ----
                                                                                                        C<>
Koret Historical
Earnings per share - basic                     $   .59       $    .27          $   .97     ($   .38)    $   .50
Earnings per share - diluted                   $   .55       $    .25          $   .90     ($   .38)    $   .47
Dividends per common share                     $   .00       $    .00          $   .00      $   .00     $   .00
Book value per common share                    $  6.55       $   5.30          $  6.04      $  5.24     $  5.63

Kellwood Pro Forma Combined
Earnings per share - basic                     $  1.24       $  1.09           $  1.93      $  1.35     $  1.24
Earnings per share - diluted                   $  1.20       $  1.04           $  1.86      $  1.30     $  1.20
Dividends per common share                     $   .48       $   .48           $   .64      $   .60     $   .60
Book value per common share                    $ 17.37       $ 15.73           $ 16.44      $ 15.07     $ 14.25

Koret Pro Forma Equivalent
Earnings per share - basic                     $   .75       $   .65           $  1.16      $   .81     $   .75
Earnings per share - diluted                   $   .73       $   .63           $  1.12      $   .78     $   .72
Dividends per common share                     $   .29       $   .29           $   .39      $   .36     $   .36
Book value per common share                    $ 10.47       $  9.48           $  9.91      $  9.08     $  8.59

                                  RISK FACTORS


In addition to the information presented elsewhere in this prospectus, you should consider carefully the following risk factors in deciding whether to approve the issuance of shares of Kellwood common stock or to approve and adopt the merger agreement.

Since the Exchange Ratio Is Fixed, the Market Value of Kellwood Common Stock Issued to Koret Stockholders Will Depend Upon the Market Price of Kellwood Common Stock When the Merger is Completed

The exchange ratio of shares of Koret common stock for shares of Kellwood common stock is fixed and will not be adjusted in the event of any increase or decrease in the market price of Kellwood common stock. The price of Kellwood common stock on the date of the merger may vary from its price on the date of this joint proxy statement/prospectus and on the dates of the stockholder meetings. The variations may be the result of changes in the business, operations or prospects of Kellwood, market assessments of the likelihood that the merger will be completed and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Since the merger will occur after the stockholders meetings, there can be no assurance that the price of Kellwood common stock on the date of the special meetings will be indicative of its price at the effective time.

Expected Benefits from Integration of Operations May Not Be Achieved

In determining that the issuance of shares of Kellwood common stock to the Koret stockholders and the merger is fair to and in the best interests of their stockholders, both boards considered, among other things, the financial benefits, operating efficiencies and synergies expected to result from the completion of the merger.

A successful combination of the two companies will require, among other things, integration of the two companies':

         o     respective technological expertise;
         o     key personnel;
         o     sales and distribution channels;
         o     manufacturing and sourcing;
         o     products and product development efforts; and
         o     management information systems.

Neither company has been involved in a strategic merger of this size, in which effective integration of corporate cultures may be especially important over the long term to achieve the benefits of the merger. There can be no assurance that the integration will be successfully accomplished. Moreover, the integration of the operations following the merger will require the dedication of management and other personnel which may distract their attention from the day-to-day business of the combined companies, the development or acquisition of new products and the pursuit of other business acquisition activities. Failure to successfully accomplish the integration of the two companies' operations and technologies, or a prolonged delay in accomplishing a reasonable measure of integration, may have a material adverse effect on the combined company.

Increased Competition May Adversely Impact Kellwood's Profitability After the Merger

Competition in the apparel industry is intense and is dominated by a number of very large brands, many of which have greater financial, technical and marketing resources, greater manufacturing capacity and more extensive and established customer relationships than either Kellwood or Koret. The competitive responses encountered from these larger, more established apparel companies may be more aggressive and comprehensive than those faced by either of Kellwood or Koret individually, and after the merger, Kellwood may not be able to compete successfully with its larger competitors. Aggressive competitive moves faced by Kellwood after the merger may result in lower prices for its products, decreased gross profit margins, or have a material adverse effect on its business, financial condition and results of operations.

Historical Earnings of Kellwood and the Voting Interests of Stockholders Will Be Diluted

The merger will have a dilutive effect on Kellwood's historical earnings per share. The issuance of Kellwood common stock in the merger will dilute the voting interests of both Kellwood and Koret stockholders.

Kellwood May Not Be Successful If It Cannot Retain and Integrate Key Employees

The success of Kellwood after the merger may depend on the retention and integration of the key management, sales, manufacturing, marketing, engineering and other employees of Kellwood and Koret. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit key employees during the integration phase following the merger. There can be no assurance that key employees of either Kellwood or Koret will remain with Kellwood after the merger.

                      WHERE YOU CAN FIND MORE INFORMATION

Kellwood files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, statements or other information at the SEC's public reference rooms in Washington, D.C. (at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549), New York, New York (at 7 World Trade Center, Suite 1300, New York, New York 10048) or Chicago, Illinois (at Suite 1400, 500 West Madison, Chicago, Illinois 60661). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kellwood's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov". You can also review copies of Kellwood's SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about Kellwood can also be found at its web site at "www.kellwood.com".

Kellwood has filed with the SEC a registration statement on Form S-4 to register the issuance of shares of Kellwood common stock and the resale of a portion of those shares. This joint proxy statement/prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. This information is also available on the SEC's web site.

The SEC allows Kellwood to incorporate by reference the information that Kellwood files with the SEC, which means that Kellwood can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus, and the information that Kellwood files with the SEC later will automatically update and supersede this information. Kellwood incorporates by reference the documents listed below and any future filings Kellwood makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the registered shares are sold by you:

     o     Annual Report on Form 10-K for the fiscal year ended April 30, 1998;

     o Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1998;

     o Quarterly Report on Form 10-QA for the quarterly period ended October 31, 1998;

     o Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1999;

     o     Current Report on Form 8-K dated December 2, 1998;

     o     Current Report on Form 8-K dated December 3, 1998;

     o     Current Report on Form 8-K dated December 18, 1998;

     o     Current Report on Form 8-K dated February 25, 1999;

     o The description of the common stock in Kellwood's registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such description; and

     o The description of the Series A Junior Preferred Stock and the Series A Junior Preferred Stock purchase rights in Kellwood's registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, and any other information incorporated by reference in this joint proxy statement/prospectus registration statement, at no cost by writing or telephoning Kellwood at: Kellwood Company, Attention:
Thomas H. Pollihan, Secretary, 600 Kellwood Parkway, Chesterfield, Missouri 63017; telephone number 314-576-3100. In order to ensure timely delivery of the documents, any request should be made at least 5 business days prior to the scheduled meeting date.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a state where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this joint proxy statement/prospectus, unless the information specifically indicates that another date applies.


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements, trend analyses and other information contained in this joint proxy statement/prospectus or any document incorporated by reference herein relating to markets for Kellwood's or Koret's products and trends in Kellwood's or Koret's results of operations or financial conditions, as well as other forward-looking statements including those containing words such as will, should, could, anticipate, believe, plan, estimate, expect, intend, project, forecast, and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that may cause results and conditions to differ materially from the forward-looking statements. The risks and uncertainties include the following:

     o     economic conditions, including the level of consumer spending;

     o product demand, including the performance of Kellwood's and Koret's products within the prevailing retail environment and customer acceptance of both new designs and newly introduced product lines;

     o     industry capacity and competitive products and pricing;

     o     manufacturing efficiencies;

     o     research and new product development;

     o     patents and technology;

     o     ability to attract and retain highly qualified personnel;

     o     availability of components and critical manufacturing equipment;

     o ability of Kellwood and Koret and their vendors and third parties to respond to Year 2000 issues;

     o     facility construction and start-ups;

     o     the regulatory and trade environment;

     o the timing and magnitude of spending on and savings realized from Kellwood's Vision 2000 initiatives;

     o the stability of governments and business conditions in the countries where Kellwood's and Koret's products are manufactured;

     o     financial difficulties encountered by customers;

     o     the availability and terms of future acquisitions; and

     o     currency exchange fluctuations and other capital market conditions.

In addition to the above, the forward-looking statements are subject to uncertainties relating to the synergies, charges and expenses associated with the merger. Kellwood and Koret expressly disclaim any duty to update any forward-looking statements.

                                KELLWOOD MEETING

The Kellwood meeting will be held on April 27, 1999, at 10:00 A.M., local time, at the offices of Kellwood.

Purpose

At the Kellwood meeting, Kellwood stockholders will vote upon a proposal to approve the issuance of shares of Kellwood common stock to Koret stockholders. Kellwood stockholders will also consider and take action upon any other business which may properly come before the meeting.

The Kellwood board believes that the share issuance is fair to and in the best interests of Kellwood and its stockholders and has unanimously approved the merger agreement and the share issuance. The Kellwood board unanimously recommends that the Kellwood stockholders vote for the share issuance.

Record Date; Voting Rights

Only holders of record of Kellwood common stock at the close of business on March 5, 1999, are entitled to vote at the meeting. At the close of business on March 5, 1999, there were 22,490,516 shares of Kellwood common stock outstanding, held by approximately 4,292 record holders. Each share of Kellwood common stock entitles the record holder to one vote.

Quorum

The holders of a majority of the outstanding shares of Kellwood stock entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum.

Shares of Kellwood stock represented by proxies which are marked abstain will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof, regardless of whether authority to vote is withheld on one or more matters. If a quorum is not present at the meeting, Kellwood management who hold proxies will vote to adjourn the meeting to solicit additional proxies.

Proxies

The persons named on the enclosed proxy card will vote all shares of Kellwood stock represented by proxies which are received in time for the meeting and have not been revoked. If no instructions are indicated, the proxyholders will vote the shares for the approval of the share issuance to the Koret stockholders. Brokers who hold Kellwood stock as nominees will not have discretionary authority to vote the shares in the absence of instructions from the beneficial owners thereof. Proxies which are marked abstain and broker non-votes will have the effect of a vote against the share issuance.

Kellwood does not know of any matter not described in the notice of meeting that is expected to come before the meeting. If, however, any other matters are properly presented for action at the meeting, proxies will be voted in the discretion of the respective proxyholders, unless authority is withheld.

The stockholder may revoke a proxy at any time prior to its exercise by giving written notice to the Secretary of Kellwood at Kellwood's principal executive offices, by signing and returning a later dated proxy or by voting in person at the meeting. Attendance at the meeting will not in and of itself revoke a proxy.

Solicitation of Proxies

The Kellwood board is soliciting proxies on behalf of Kellwood. Kellwood will bear the entire cost of proxy solicitation for the Kellwood meeting, including all printing expenses, and filing fees in connection with this joint proxy statement/prospectus and the registration statement on Form S-4. Directors, officers and regular employees of Kellwood may solicit proxies by telephone or otherwise, as well as through the mail. The directors, officers and regular employees will not receive any additional compensation for any solicitation, but may be reimbursed for out-of-pocket expenses. Kellwood expects its internal expenses of solicitation to be nominal. In addition, Kellwood has retained Morrow & Co., Inc. to assist in soliciting proxies and to provide materials to banks, brokerage firms, nominees, fiduciaries and other custodians. For these services, Kellwood will pay a fee of approximately $6,500, plus reasonable expenses.

Required Vote

Provided a quorum is present, approval of the share issuance will require the affirmative vote of the holders of a majority of the shares of Kellwood common stock present in person or by proxy at the meeting. Broker non-votes and abstentions will have the effect of a vote against the share issuance.

Share Ownership of Management

At the close of business on March 5, 1999, directors and executive officers of Kellwood beneficially owned and had the right to vote an aggregate of 467,177 shares of the outstanding shares of Kellwood stock, or approximately 2% of the shares of Kellwood stock then outstanding.

                                 KORET MEETING

The Koret meeting will be held on April 26, 1999, at Koret's offices located at 505 14th Street, Oakland, California, at 9:00 A.M., local time.

Purpose

At the Koret meeting, Koret stockholders will vote upon a proposal to approve and adopt the merger agreement. The Koret stockholders will also consider and take action upon any other business which may properly come before the meeting.

The Koret board believes that the merger is fair to and in the best interests of Koret and its stockholders and has unanimously approved and adopted the merger agreement and the merger. The Koret board unanimously recommends that the Koret stockholders vote in favor of approval and adoption of the merger agreement at the Koret meeting.

Record Date; Voting Rights

Only holders of record of Koret common stock at the close of business on March 23, 1999, are entitled to receive notice of and to vote at the Koret meeting. At the close of business on March 23, 1999, there were 7,994,909 shares of Koret common stock outstanding, held by approximately 126 record holders. Each share of Koret common stock entitles the record holder thereof to one vote.

Quorum

The holders of a majority of the outstanding shares of each class of Koret common stock entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum.

Shares of Koret common stock represented by proxies which are marked abstain will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any fiduciary or other nominee on behalf of the beneficial owner(s) thereof, regardless of whether authority to vote is withheld on one or more matters. If a quorum is not present at the meeting, Koret management who hold proxies will vote to adjourn the meeting to solicit additional proxies.

Proxies

The persons named on the enclosed proxy card will vote all shares of Koret common stock represented by proxies which are received in time for the meeting and have not been revoked. If no instructions are indicated, the persons named on the enclosed proxy card will vote the shares for the approval and adoption of the merger agreement. Proxies which are marked abstain will have the effect of a vote against the approval and adoption of the merger agreement.

Stockholders whose shares are registered in the name of an individual retirement account, trust, commercial bank, trust company or other nominee, must request the custodian, trustee or other nominee to complete, date, sign and return the enclosed proxy card to vote such shares.

Koret does not know of any matter not described in the notice of meeting that is expected to come before the meeting. If, however, any other matters are properly presented for action at the meeting, the proxyholders will vote the proxies in their discretion, unless authority is withheld.

The stockholder executing a proxy may revoke it at any time prior to its exercise by giving written notice to the secretary of Koret at Koret's principal executive offices, by signing and returning a later dated proxy or by voting in person at the meeting. Attendance at the meeting will not revoke a proxy.

Solicitation of Proxies

The Koret board is soliciting proxies on behalf of Koret. Under the merger agreement, Koret will bear the entire cost of its proxy solicitation for the meeting, including all printing expenses and filing fees in connection with this joint proxy statement/prospectus. Directors, officers and regular employees of Koret may solicit proxies by telephone or otherwise as well as through the mail. The directors, officers and regular employees will not receive any additional compensation for any solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Koret expects its internal expenses of solicitation will be nominal.

Required Vote

Approval and adoption of the merger agreement will require the affirmative vote of the holders of 70% of the voting power of all the outstanding shares of Koret common stock.

Even if the merger is approved by the required vote, however, if holders of approximately 10% of the outstanding Koret common stock exercise their appraisal rights, pooling of interest accounting treatment for the merger will not be available and, as a result, Kellwood will not be required to complete the merger.

Share Ownership of Management

At the close of business on March 23, 1999, directors and executive officers of Koret beneficially owned and had the right to vote 2,067,277 shares of the outstanding shares of Class A common stock. On March 23, 1999, the 2,067,277 Class A shares represented approximately 42.2% of the Class A shares then outstanding and approximately 25.9% of the total voting power of the Koret common stock then outstanding. In addition, Mr. Randall Blumenthal, the board member elected by the holders of the Koret Class C common stock, is a Vice President of Goldman, Sachs & Co., affiliates of which own an aggregate of 3,091,190 shares of Koret Class C common stock. On that date, the 3,091,190 Class C shares represented 100% of the Class C common stock and approximately 38.7% of the total voting power of Koret common stock then outstanding.

Conflicts of Interest

Stockholders should be aware that certain directors and executive officers of Koret have interests that are in addition to or may be different from the interests of Koret stockholders generally. The officers having these interests negotiated the terms of the merger agreement and the directors having these interests participated in the discussion, deliberation and voting of the Koret board to adopt the merger agreement.

Treatment of Stock Option. Steven Rudin, the President and a director of Koret, holds an option to purchase 100,000 shares of Koret common stock at a price of $1.00 per share that was granted in 1992. This option will be converted at the exchange ratio into an option to purchase 60,254 shares of Kellwood stock at a price of $1.66 per share.

Indemnification; Insurance. Kellwood has agreed to indemnify officers and directors of Koret in respect to acts or omissions occurring prior to the effective time of the merger to the fullest extent permitted by Delaware law and to advance expenses to the extent permitted by Delaware law. Kellwood will maintain in effect for a period of six years following the effective time of the merger, directors' and officers' liability insurance at no cost to the former officers and directors of Koret with respect to acts or omissions occurring prior to the effective time of the merger with substantially similar terms and conditions as Kellwood's existing policies for officers and directors.

Registration Rights. This joint proxy statement/prospectus covers the reoffer and resale of Kellwood common stock received by officers, directors and certain stockholders of Koret in the merger. Kellwood agreed to register these shares with the SEC and to maintain the registration until the shares have been resold, or may be resold absent registration other than pursuant to Rules 144 and 145.

Employment Agreements. Mr. Martin Granoff has an employment agreement with Koret under which he is employed as Koret's Chairman and Chief Executive Officer, at an annual base salary of $200,000, for a term ending on June 1, 2003.

Mr. Rudin has an employment agreement with Koret under which he is employed as Koret's President and Chief Operating Officer, at a current annual base salary of $420,000, for a term ending June 1, 2003.

Mr. Fred Smeyne has an employment agreement with Koret under which he is employed as Koret's Senior Vice President-Sales and Marketing at a current annual base salary of $273,000, for a term ending on June 1, 2001.

Each of the employment agreements may be terminated only for the death or disability of the employee or after written notice for cause. As a result, the position and salary of each of these employees is protected following the merger until the end of the term of his agreement.

Transaction and Stay Bonuses. In conjunction with the merger, Kellwood retained an independent consultant to perform a compensation study designed to promote retention among Koret executives essential to the growth and profitability of Kellwood after the merger and to compensate Koret executives instrumental to completion of the merger. As recommended by the study, Kellwood has given management of Koret verbal assurance that 27 employees of Koret will receive transaction bonuses and stay bonuses totaling approximately $4.6 million. This group includes four employee-directors who are currently expected to receive transaction bonuses totaling $708,380 upon completion of the merger and stay bonuses totaling $880,000 if each of them is still employed by Kellwood 27 months after the merger.

                                   THE MERGER

General

At the effective time of the merger, Koret will become a wholly-owned subsidiary of Kellwood and each share of Koret common stock outstanding will be converted into .6025391 shares of Kellwood common stock.

Background of the Merger

Kellwood continually evaluates corporate development opportunities to strengthen its programs and lines. It seeks out companies, brands, licenses and products that will introduce products that are important to its growth potential and its customers. Management of Koret had been aware for some time that its stockholders were interested in increasing the liquidity of their investment. Over the past several years, Koret has considered and pursued various strategies for accomplishing this, including initiating internal discussions with its principal stockholders from time to time concerning the desirability and practicability of selling Koret as a whole, selling certain divisions of Koret, or undertaking a public offering of Koret's stock.

In May 1998, management of Koret met with representatives of Goldman Sachs to discuss the feasibility of pursuing a sale of Koret. The Goldman Sachs representatives included the individuals responsible for the investment in Koret by investment partnerships affiliated with Goldman Sachs as well as members of Goldman Sachs' mergers and acquisitions group. Following the meeting, the board of directors of Koret directed management to investigate the sale of Koret to a strategic buyer.

Koret management internally reviewed the SEC filings, security analysts' reports and apparel industry information available to it concerning the largest 20 to 25 companies principally engaged in the manufacture and sale of apparel and publicly traded in the United States. Koret management considered the financial results and conditions of these companies, the business plans and strategies disclosed by them, the type of acquisition transactions, if any, engaged in by them, and the amount and type of consideration. Based on this analysis, management of Koret and the Koret board determined that it was unlikely that Koret would be able to identify an industry buyer willing to pay an amount of cash for the entirety of Koret that would be acceptable to Koret's stockholders.

Koret management then reviewed the information with a view to identifying likely candidates for a merger that would result in the stockholders of Koret receiving publicly traded stock as consideration. In this review, Koret management considered that the ability to account for the transaction as a pooling of interests would be desirable for both the stockholders of Koret, as well as the potential buyer.

The prospect of pursuing negotiations with each of the companies other than Kellwood was rejected as unlikely or unsuitable for one or a combination of the following reasons:

     o The target was not likely to have the financial capacity to complete the transaction and to effectively integrate the Koret business;

     o The target had publicly expressed a business strategy that did not include a focus on moderately priced women's' apparel;

     o Koret's recent financial results and current prospects would have been dilutive to the target's earnings; and/or

     o The target had engaged in other recent capital stock transactions that would have made pooling treatment unavailable.

In addition, Koret management viewed Kellwood as a suitable candidate for a strategic business combination, based on:

     o complementary product lines and customer base. Both Koret and Kellwood market moderately priced women's' apparel, but to slightly different retail customers and consumers. As a result, the two companies could reasonably expect to expand their offerings to the other's customers without changing their products, targeted consumers, or marketing approaches; and

     o compatible corporate cultures of Koret and Kellwood resulting from similar management approaches to the business. Both Koret and Kellwood emphasize management information analysis which focuses on market research to determine the demographics of consumers, market trends and sales analyses. Both Kellwood and Koret's strategic business plans are substantially influenced by this research which plays an important role in determining markets, products and customers.

Koret management based this determination on publicly available financial information, and on familiarity with Kellwood management, resulting, in part, from preliminary discussions held during 1996 concerning the possible purchase by Kellwood of Koret's Counterparts division and the acquaintance of Mr. Martin Granoff, Chairman of Koret, and Mr. James Jacobsen, Vice-Chairman of Kellwood, resulting from their serving together as officers of an apparel industry trade association. Kellwood had determined not to pursue an acquisition of Counterparts because Kellwood did not believe it would be able to improve Counterparts' results sufficiently to provide a satisfactory return on its investment.

On June 23, 1998, Mr. Granoff approached Mr. Jacobsen at an industry trade show they were attending in Chicago to see if Kellwood might have an interest in acquiring Koret. On July 9, 1998, Mr. Granoff, with the approval of the Koret board, held a meeting with Mr. Hal Upbin, the President and Chief Executive Officer of Kellwood, and John Henderson, Kellwood's Vice President of Marketing, and the parties exchanged confidentiality agreements.

During the week of August 3, 1998, Mr. Granoff, Mr. Steven Rudin, President of Koret, and Mr. Upbin met and discussed the possibility of merging Koret and Kellwood. Koret management presented an initial price based upon their evaluation of Koret. Koret management has many years of experience in the apparel industry and was familiar with the valuation of similar companies in the industry. After several meetings and discussions and after research into the business and prospects of Koret, Kellwood management performed its own analysis of the value of Koret. Kellwood management has many years of experience in the apparel industry and its has maintained an active acquisition program, involving the acquisition of more than 20 companies and the analysis of hundreds of companies. Kellwood management made its own conclusion as to the valuation of Koret, which amount was reasonably similar to Koret's own valuation. Mr. Granoff and Mr. Upbin agreed to pursue the transaction and during August 1998 they held several meetings and telephone conversations to discuss the price to be paid in the transaction. In August and September 1998, operating and financial personnel of each of Koret and Kellwood, and their legal and accounting advisors, also commenced due diligence investigations as to the other company.

During the period between August 4, 1998 and September 18, 1998, both Kellwood and Koret proposed terms for the transaction. Koret initially proposed a purchase price of approximately $180 million, assuming a Kellwood stock price of $32.00 per share, resulting in a proposed issuance in the merger of approximately 5.6 million Kellwood shares. The parties also discussed their desire for protection against excessive changes in the merger consideration which would result from extreme fluctuations in the market price of Kellwood stock or the United States securities markets generally.

On September 18, 1998, the Koret board approved the execution of the letter of intent. During October and November 1998, the parties and their representatives continued their due diligence and negotiated definitive agreements concerning the merger.

After the letter of intent was signed, Mr. Jacobsen contacted four financial advisors. Kellwood management, in collaboration with the Finance Committee of the Board of Directors, evaluated the different financial advisor's strengths, weaknesses, knowledge of the business, proposed fees, and the type of services the advisors could offer. CSFB was chosen in October of 1998. CSFB did not have a role in negotiating the transaction as the parties had already agreed upon the basic outline of the proposed transaction.

Due to the length of time involved in concluding the negotiation of the merger agreement and the significant price fluctuations for Kellwood stock and in the United States securities markets generally, both Koret and Kellwood determined that it would be desirable to agree upon an exchange ratio to fix the maximum number of shares of Kellwood stock that would be issuable in the merger at 5,241,000.

On November 23, 1998, the Koret board held a telephonic meeting at which it reviewed the proposed terms of the transaction, the status of the negotiations, and the merger agreement. The Koret board then unanimously determined that the merger is fair to and in the best interests of Koret and its stockholders, approved the transaction and the execution of the merger agreement and resolved to recommend the approval of the merger and the merger agreement to Koret stockholders.

At a meeting held on November 11, 1998, the Kellwood board unanimously determined that the merger is fair to and in the best interests of Kellwood and its stockholders and approved the merger agreement, the merger and the other transactions contemplated thereby and resolved to recommend that the stockholders of Kellwood vote in favor of the issuance of shares of Kellwood common stock to the Koret stockholders.

Kellwood's Reasons for The Merger;
Recommendation of its Board of Directors

In reaching its decision to approve the merger agreement and to recommend that the stockholders approve the share issuance, the Kellwood board, with the assistance of management and Kellwood's financial advisor, Credit Suisse First Boston Corporation, and its legal advisor, McDermott, Will & Emery, together with Thomas Pollihan, Kellwood General Counsel, considered the following factors:

     o The results of operations, financial condition, business and competitive position of Kellwood and Koret, both on a historical and prospective basis, their respective strategic business plans and various challenges and opportunities facing Kellwood and Koret in executing their business plans;

     o The opinion of CSFB to the Kellwood board on November 11, 1998 to the effect that, as of that date, the exchange ratio of Koret common stock for Kellwood common stock was fair to Kellwood from a financial point of view;

     o The judgment, advice and analysis of Kellwood's management, including the results of Kellwood's due diligence investigations;

     o The potential synergies from the combination of Kellwood and Koret, especially the potential of each of Kellwood and Koret to cross-sell its products to the other's customers, the potential financial and operating efficiencies that could result from the combined operation, as well as the challenges that exist in realizing these benefits from the merger;

     o The product fit between the companies, which will give the combined company a broader range of products to offer to customers;

     o            The complementary sales channels of the two companies;

     o The respective corporate cultures of the two companies, which promote growth and performance and turning new ideas into manufacturable, cost-effective products; and

     o The expectation of the management of Kellwood and Koret that the merger will be accretive to Kellwood's earnings per share after the merger notwithstanding the dilutive effect on Kellwood's historical earnings per share.

In view of the variety of factors considered in connection with its evaluation of the merger, the Kellwood board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Kellwood board may have given different weights to different factors.

The Kellwood board has unanimously approved and adopted the merger agreement and the share issuance and the transactions contemplated thereby and the Kellwood board unanimously recommends that stockholders of Kellwood vote for the share issuance.

Opinion of Kellwood's Financial Advisor

Credit Suisse First Boston Corporation has acted as financial advisor to Kellwood in connection with the merger. CSFB was selected by Kellwood based on CSFB's experience, expertise and familiarity with Kellwood and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

In connection with CSFB's engagement, Kellwood requested that CSFB evaluate the fairness of the consideration to be paid by Kellwood in the merger from a financial point of view. On November 11, 1998, CSFB rendered to the Kellwood board a written opinion to the effect that, as of that date and based upon and subject to matters stated in their opinion, the exchange ratio of Kellwood common stock for Koret common stock was fair to Kellwood from a financial point of view.

The full text of CSFB's written opinion to the Kellwood board, dated November 11, 1998, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex B to this joint proxy statement/prospectus. CSFB has consented to the inclusion of its opinion letter in this joint proxy statement/prospectus and references thereto under this section. In giving its consent, CSFB does not admit that CSFB comes within the category of persons whose consent is required under, and CSFB does not admit that it is an expert with respect to any part of this prospectus for purposes of, the Securities Act of 1933 and the rules and regulations thereunder. Stockholders of Kellwood are urged to read CSFB's opinion carefully in its entirety. CSFB's opinion is directed to the Kellwood board and relates only to the fairness of the exchange ratio from a financial point of view to Kellwood, does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how a stockholder should vote at the Kellwood meeting.

In arriving at its opinion, CSFB reviewed the merger agreement and publicly available business and financial information relating to Kellwood and Koret, including financial forecasts provided to or otherwise discussed with CSFB by Kellwood and Koret, and discussed the businesses and prospects of Kellwood and Koret with their respective managements. CSFB also considered financial and stock market data of Kellwood and Koret and compared that data with similar data for other publicly held companies engaged in businesses similar to those of Kellwood and Koret and considered, to the extent publicly available, the financial terms of other business combinations and other transactions recently effected. CSFB also considered other information, financial studies, analyses and investigations, and financial, economic and market criteria that it deemed relevant.

In connection with its review, CSFB assumed no responsibility for independent verification of any of the information provided to or otherwise reviewed by CSFB and relied on the information being complete and accurate in all material respects. With respect to the financial forecasts, CSFB assumed that such forecasts were prepared on bases reflecting reasonable estimates and judgments as to the future financial performance of Kellwood and Koret and the cost savings and other potential synergies, including the amount, timing and achievability thereof, anticipated to result from the merger. In addition, CSFB was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Kellwood or Koret, nor was CSFB furnished with any evaluations or appraisals. CSFB's opinion was necessarily based upon information available to CSFB, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. CSFB did not express any opinion as to what the value of the Kellwood common stock actually will be when issued pursuant to the merger or the prices at which the Kellwood common stock will trade subsequent to the merger. Although CSFB evaluated the exchange ratio from a financial point of view, CSFB was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through arms-length negotiation between Kellwood and Koret. No limitations were imposed by Kellwood on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

In preparing its opinion to the Kellwood board, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of these analyses does not purport to be a complete description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to Kellwood, Koret, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Kellwood and Koret. No company, transaction or business used in such analyses as a comparison is identical to Kellwood or Koret or the proposed merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. CSFB's opinion and financial analyses were only one of many factors considered by the Kellwood board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Kellwood board or management with respect to the exchange ratio or the proposed merger.

Discounted Cash Flow Analysis. CSFB estimated the present value of the future streams of unlevered free cash flows that Koret could produce on a stand-alone basis through fiscal year 2008 based on a financial forecast prepared by Koret's management and, separately, based on an adjusted financial forecast using lower revenue growth and earnings before interest, taxes, depreciation and amortization margin assumptions. The ranges of the terminal value of Koret were calculated primarily based upon Koret's financial and other characteristics by applying multiples ranging from 6.0x to 8.0x to the projected 2008 earnings before interest, taxes, depreciation and amortization of Koret. The free cash flow streams and estimated terminal values were then discounted to present values using discount rates ranging from 9.0% to 11.0%. Finally, the discounted free cash flow streams and the discounted terminal values were added together. After adjustment for net debt of $62 million, this analysis indicated the following implied total equity value ranges for Koret based on the financial forecast prepared by Koret's management.

                                                    Management Case
                                                    ---------------
                                             Terminal Value EBITDA Multiple
                                             ------------------------------
             Discount Rate         6.0x           7.0x              8.0x
             9%                    $234           $260              $286
             10%                   $213           $237              $261
             11%                   $195           $217              $238

After adjustment for net debt of $62 million, this analysis indicated the following implied total equity value ranges for Koret based on the adjusted financial forecast using lower revenue growth and earnings before interest, taxes, depreciation and amortization margin assumptions.

                                                    Adjusted Case
                                                    -------------
                                            Terminal Value EBITDA Multiple
                                            ------------------------------
           Discount Rate         6.0x             7.0x               8.0x
           9%                    $157             $176               $195
           10%                   $142             $159               $177
           11%                   $129             $144               $160

Comparable Trading Analysis. Using publicly available information, CSFB compared selected financial, operating and stock market data for Kellwood and for the aggregate exchange ratio based on the closing sale price of Kellwood common stock of $30.13 on November 9, 1998, to be paid in the merger to corresponding data of selected companies in the apparel industry. The selected companies and observed multiples of last twelve months' sales, 1998 estimated earnings before interest, taxes, depreciation and amortization, 1998 estimated earnings before interest and taxes, and 1998 estimated net income, respectively, for the selected companies based on closing stock prices as of November 9, 1998 were as follows:

                                            Observed Multiples of:
                                            ----------------------
    Company                  Sales       EBITDA         EBIT        Net Income
    -------                  -----       ------         ----        ----------
    Donna Karan              0.3x        5.0x           9.9x        NMF
    Fruit of the Loom        1.2x        6.7x           9.5x        7.7x
    Hartmarx                 0.6x        9.2x           10.9        15.9x
    Jones Apparel            1.0x        6.5x           6.9x        13.7x
    Liz Claiborne            0.7x        5.5x           6.6x        11.1x
    Nautica Enterprises      1.5x        7.3x           8.3x        12.9x
    Oxford Industries        0.4x        6.4x           7.6x        10.3x
    Phillips Van Heusen      0.4x        7.0x           10.0x       12.1x
    Russell Corp.            1.0x        6.7x           10.9x       15.0x
    VF Corp.                 1.2x        8.1x           10.2x       15.7x
    Warnaco Group            1.3x        7.7x           9.0x        12.3x

Applying these multiples to corresponding financial data of Koret, after adjustment for net debt and cash, resulted in an implied equity value range for Koret of approximately $138 million to $188 million.

Comparable Acquisition Analysis. Using publicly available information, CSFB analyzed the purchase prices and implied transaction multiples paid in selected merger and acquisition transactions involving companies in the apparel industry, consisting of the following:

                                                                        Observed Multiples of LTM
                                                                        -------------------------
    Acquiror                      Target                  Sales     EBITDA        EBIT       Net Income
    --------                      ------                  -----     ------        ----       ----------
    Jones Apparel                 Sun Apparel             1.9x      14.5x         16.8x      21.7x
    Tropical Sportswear Intl.     Farah Inc.              0.5x      7.3x          10.6x      17.9x
    Warnaco Group                 Designer Holdings       0.8x      6.7x          7.4x       12.8x
    InvestCorp                    Helly Hansen AS         1.2x      NA            NA         NA
    Charterhouse Group            Calvin Klein Jeans      1.0x      NA            NA         NA
    Warnaco Group                 Calvin Klein Underwear  1.1x      NA            NA         NA
    VF Corp.                      Nutmeg Industries       1.9x      12.8x         NA         NA
    Cygne Designs                 Fenn, Wright & Manson   0.5x      23.7x         33.3       27.3x
    Sara Lee Corp.                Champion Products       1.6x      11.3x         NA         NA

All multiples for the selected transactions were based on information available at the time of announcement of the transaction. Applying these multiples, which would normally be expected to reflect a portion of the anticipated synergies from the transaction, to corresponding financial data of Koret, after adjustment for net debt and cash, resulted in an implied total equity value reference range for Koret of approximately $163 million to $263 million.

Merger Consequences Analysis. CSFB analyzed the potential pro forma effect of the merger on Kellwood's earnings per share during the fiscal years 1999 through 2001, based upon estimates of Kellwood's management after giving effect to, among other things, the net pretax cost savings and incremental earnings that the management of Kellwood estimated could be generated by the merger. This analysis compared Kellwood's status quo stand-alone earnings per share for each of these years to a no synergies pro forma case, a low synergies pro forma case and a high synergies pro forma case. This analysis indicated that the proposed merger could be accretive to Kellwood's earnings per share on a fully diluted basis in each of the years analyzed under each of the assumed pro forma cases. The actual results achieved by the combined company may vary from projected results and the variations may be material.

The following table summarizes equity value ranges for Koret implied by the analyses performed by CSFB.

                                                        Ranges of Implied Value
                                                              (in millions)
Analyses Performed:                                         Low         High
------------------                                          ---         ----
Discounted Cash Flow (management forecast)...........     $213         $261
Discounted Cash Flow (adjusted forecast).............      142          177
Comparable Trading Analysis..........................      138          188
Comparable Acquisition Analysis......................      163          263

After completing all the analyses described above, CSFB concluded that the exchange ratio of Kellwood common stock for Koret common stock was fair to Kellwood from a financial point of view.

Fees. For services rendered in connection with the merger, Kellwood paid CSFB $100,000 upon CSFB's engagement and an additional $150,000 upon delivery of the written opinion described above. Kellwood has also agreed to reimburse CSFB for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify CSFB against certain liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of Kellwood for CSFB's and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Koret's Reasons for The Merger;
Recommendation of its Board of Directors

In reaching its decision to approve the merger and to recommend that the Koret stockholders vote to approve the merger, the Koret board considered the following factors:

     o the fact that Koret stockholders will receive shares of the common stock of a publicly traded company and benefit from the growth and business opportunities available to Kellwood;

     o     that the merger would qualify as a tax-free exchange of securities;

     o the consolidating nature of the apparel industry, the future prospects for Koret as a relatively small participant in the industry and the improved competitive position and new opportunities available as part of Kellwood's larger, more diversified operations;

     o the effect on stockholder value of a combination with Kellwood, in light of the financial condition and prospects of Koret and Kellwood and the current economic and industry environment, and other possible strategic alternatives for Koret, including potential business combinations with industry participants other than Kellwood;

     o a determination that the historical performance of the common stock of Kellwood supported the exchange ratio of Koret common stock for Kellwood common stock and the conclusion that the merger is fair to Koret stockholders from a financial standpoint;

     o the results of the due diligence investigations by Koret's management and its representatives concerning the business, technology, products, operations, financial condition and prospects of Kellwood;

     o the terms and conditions of the merger agreement, including the consideration to be received by the stockholders of Koret;

     o the compatibility of the respective business philosophies and corporate cultures of Koret and Kellwood, which the Koret board believed was important for the successful integration of the companies;

     o the impact of the merger on Koret's customers, employees and suppliers; and

     o the possibility of achieving synergies, operating efficiencies and cost savings as a result of consummating the merger.

In addition, Koret's outside legal counsel discussed with the board its fiduciary duties under Delaware law, and described the operation of the termination provisions of the merger agreement. After taking into account all of the factors set forth above, the Koret board has unanimously determined that the merger is fair to and in the best interests of Koret and its stockholders.

The Koret board has unanimously approved and adopted the merger agreement and the transactions contemplated thereby and the Koret board unanimously recommends that stockholders of Koret vote "for" the approval and adoption of the merger agreement.

Material Federal Income Tax Consequences

The following outlines the material United States federal income tax consequences of the merger and is not a complete analysis of all tax effects of the merger. The discussion does not address the effect of state, local or non-U.S. tax laws, or the effect of any U.S. federal tax laws other than those pertaining to United States federal income tax.

Kellwood and Koret have received an opinion from Kellwood's counsel, McDermott, Will & Emery, substantially to the effect that for federal income tax purposes:

     o     the merger will constitute a "reorganization" within the meaning of
           Section 368(a) of the Internal Revenue Code of 1986; and

     o Koret, Kellwood and Kellwood's merger subsidiary will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

The opinion is based on current law and various other assumptions. In rendering its opinion, McDermott, Will & Emery has relied upon representations of Kellwood and Koret.

As a reorganization under Section 368(a) of the Code, the following are the material United States federal income tax consequences of the merger:

     o no gain or loss will be recognized by Koret, Kellwood or Kellwood's merger subsidiary as a result of the merger;

     o no gain or loss will be recognized by Koret stockholders upon the conversion of Koret common stock into shares of Kellwood common stock pursuant to the merger, except with respect to cash, if any, received in lieu of fractional shares of Kellwood common stock;

     o the aggregate tax basis of the shares of Kellwood common stock received in exchange for shares of Koret common stock pursuant to the merger, including a fractional share of Kellwood common stock for which cash is received, will be the same as the aggregate tax basis of the shares of Koret common stock; and

     o a Koret stockholder who receives cash in lieu of a fractional share of Kellwood common stock will recognize gain or loss equal to the difference, if any, between the stockholder's tax basis in the fractional share and the amount of cash received.

The conclusions expressed above, including those expressed in the McDermott, Will & Emery opinion, are based on current law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions. No rulings have or will be sought from the Internal Revenue Service concerning the tax consequences of the merger. The opinion of McDermott, Will & Emery is not binding on the Internal Revenue Service.

The discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code. Such taxpayers include non-U.S. persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, banks and persons who acquired Koret stock pursuant to the exercise of employee stock options or otherwise as compensation.

Because of the complexity of the tax laws, and because the tax consequences to any particular Koret stockholder may be affected by matters not discussed above, each Koret stockholder is urged to consult a personal tax advisor with respect to the specific tax consequences of the merger to him taking into account his own particular circumstances, including the applicability and effect of state, local and non-U.S. tax laws, as well as of the federal tax laws.

Governmental and Regulatory Approvals

Filings with, notifications to, and authorizations and approvals of various governmental agencies with respect to the merger, relating primarily to antitrust and securities law issues, must be made and received prior to the completion of the merger.

The parties have made the necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act and the necessary waiting periods have terminated.

At any time before or after the effective time of the merger, notwithstanding the termination of the waiting period under the HSR Act, the Federal Trade Commission or the Antitrust Division of the Department of Justice could take any action to enjoin the completion of the merger or seeking divestiture of assets of Kellwood or Koret. Similarly, any state or foreign governmental body could take any action under its antitrust or similar laws. These entities could seek to enjoin the completion of the merger or seek divestiture of businesses or assets of Koret or Kellwood. Private parties may also take legal action under the antitrust laws under certain circumstances.

Percentage Ownership Interest of Koret Stockholders After the Merger

The following table reflects the ownership interest of Koret stockholders in Kellwood following the merger. The numbers are based on the number of shares actually outstanding as of March 11, 1999.

      Kellwood shares pre-merger                                     22,488,702
      Koret shares outstanding pre-merger                             7,994,909
      Koret stock warrants and options                                  703,282
      Total Kellwood shares post-merger
      assuming exercise of all Koret stock warrants and options 27,729,702 Kellwood shares issued to Koret stockholders
      assuming exercise of all Koret stock warrants and options       5,241,000

      Percentage beneficial ownership of pre-merger
          Koret stockholders, optionholders and  warrantholders           18.9%

Appraisal Rights

Under Delaware law, Kellwood stockholders are not entitled to appraisal rights with respect to approval of the share issuance. Koret stockholders, however, are entitled to appraisal rights with respect to the approval and adoption of the merger agreement.

Koret stockholders who do not wish to accept the Kellwood stock to be issued in the merger are entitled to seek an appraisal of the fair value of their Koret common stock in the Delaware Court of Chancery. In order to exercise appraisal rights, a Koret stockholder must comply with Section 262 of the Delaware General Corporation Law.

This summary does not claim to be a complete statement of the method of compliance with Section 262 and is qualified in its entirety by reference to that Section, the full text of which is attached as Annex D. A Koret stockholder who wants to seek appraisal of his or her shares should read Section 262 in full, and is encouraged to consult legal counsel.

Any Koret stockholder wishing to exercise appraisal rights must, prior to the vote on the merger at the Koret meeting, make a written demand for appraisal to Koret at 505 14th Street, Oakland, CA 94612-1406, Attention: Corporate Secretary. The demand must identify the stockholder and number of shares, as well as the intention of the stockholder to demand appraisal. A stockholder seeking an appraisal must not vote in favor of the merger. A vote against the merger or a failure to vote will NOT satisfy the requirement of a written demand for payment.

Only a holder of record of Koret common stock continuously from the date of the demand for appraisal through the effective time of the merger, or a person duly authorized to act on the holder's behalf, is entitled to appraisal. A demand for appraisal of shares owned of record by two or more joint holders must identify and be signed by, or on behalf of, all of the holders. A demand for appraisal signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity must identify the persons signing the demand.

A demand for appraisal may be withdrawn by the stockholder within 60 days after the effective time of the merger, or thereafter with the approval of Kellwood. Upon withdrawal of the demand for appraisal, the Koret stockholder will be entitled to receive the number of shares of Kellwood common stock that he or she would have received in the merger had he or she not demanded appraisal.

Within 120 days after the completion of the merger, any Koret stockholder who has properly demanded an appraisal, and who has not withdrawn his or her demand as described above, and Kellwood each have the right to file in the Delaware court a petition demanding a determination of the fair value of the Koret common stock held by all Koret stockholders demanding an appraisal. If, within the 120-day period, no petition is filed, all rights to appraisal will cease and all Koret stockholders will receive the Kellwood common stock to be issued in the merger.

Upon the filing of the petition, the Delaware court may order that notice of the time and place fixed for a hearing on the petition be mailed to Kellwood and all of the Koret stockholders asserting appraisal rights, and be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware court. If a hearing on the petition is held, the Delaware court is empowered to determine which Koret stockholders are entitled to an appraisal of their shares. The Delaware court may require that dissenting stockholders submit their stock certificates that had represented Koret common stock for notation thereon of the pendency of the appraisal proceedings. The Delaware court is empowered to dismiss the proceedings as to any Koret stockholder who does not comply with this request. Accordingly, stockholders asserting appraisal rights are cautioned to retain their stock certificates pending resolution of the appraisal proceedings.

The shares of a Koret stockholder demanding an appraisal will be appraised by the Delaware court at their fair value as of the effective time of the merger, excluding any element of value arising from the accomplishment or expectation of the merger. The determination of fair value of the remaining shares could be based upon considerations other than the market value of the shares, including values attributable to assets and earnings capacity. The Delaware court may also, on application,

     o determine a fair rate of interest, if any, to be paid to stockholders in addition to value of the shares for the period from the effective time of the merger to the date of payment,

     o assess costs among the parties as the Delaware court deems equitable, and

     o order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney's fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceeding in the Delaware court shall be dismissed as to any stockholder without the approval of the Delaware court, and this approval may be conditioned upon terms the Delaware court deems just.

From and after the completion of the merger, stockholders asserting appraisal rights are not entitled to vote their shares for any purpose, and are not entitled to receive payment of dividends or other distributions on the shares payable to stockholders of record thereafter.

If Koret stockholders holding approximately 10% or more of the total outstanding Koret stock pursue their appraisal rights, pooling of interest accounting will not be available and merger will not take place.

Koret stockholders asserting appraisal rights will not be subject to the terms and conditions of the merger agreement and will not participate in the escrow established to cover indemnification payments thereunder.

Resales of Kellwood Common Stock

All shares of Kellwood common stock issued in connection with the merger have been registered under the Securities Act of 1933. These shares may be traded freely and without restriction by those stockholders not deemed to be affiliates of Koret prior to the date of the Koret meeting, or of Kellwood following the effective time of the merger. Affiliates are generally defined as persons who control, are controlled by or are under common control with Koret at the time of the Koret meeting or Kellwood following the effective time.

Kellwood has registered with the SEC, and this joint proxy statement/prospectus covers, the resale of Kellwood common stock by those officers, directors and other stockholders who may be affiliates of Koret for purposes of Rule 145. Each director and executive officer of Koret, and each holder of more than 10% of the outstanding Koret common stock, has agreed that he or she will not

     o sell, pledge, transfer or otherwise dispose of any Koret common stock or Kellwood common stock issued in the merger, except pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 or 145 or another exemption from the registration requirements of the Securities Act; or

     o sell or in any way reduce the person's risk relative to any Koret common stock or Kellwood common stock received in the merger during the period commencing 30 days prior to the effective time of the merger and ending when the financial results covering at least 30 days of post-merger operations have been published by Kellwood.

Rule 144 resale restrictions apply to all affiliates of Kellwood including Koret stockholders who become affiliates of Kellwood after the merger. An affiliate of Kellwood must notify the SEC of all sales made in Kellwood common stock and all sales must be made in compliance with Rule 144's manner of sale requirements. In addition, during any three-month period, an affiliate may not sell more than the greater of (a) one percent of the outstanding stock of Kellwood, or (b) the average weekly reported volume of Kellwood common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of its notice of sale with the SEC.

                              THE MERGER AGREEMENT

The following is a summary of certain provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the merger agreement. You are urged to read the merger agreement in its entirety for a complete description of the merger. Capitalized terms not otherwise defined herein shall have the meanings defined in the merger agreement.

Summary of the Merger Agreement

After the conditions precedent to the merger have been fulfilled or waived, a Certificate of Merger will be filed with the Delaware Secretary of State. The merger will become effective upon the filing of the Certificate of Merger, and Koret will become a wholly-owned subsidiary of Kellwood.

At the effective time of the merger:

     o each share of Koret common stock outstanding will be converted into .6025391 shares of Kellwood common stock,

     o each option or warrant exercisable for Koret common stock will be converted into an option or warrant exercisable for Kellwood common stock, for a number of shares and at an exercise price adjusted to reflect the exchange ratio, and

     o all shares of Koret common stock, when converted, will no longer be outstanding and will automatically be canceled and retired.

A portion of the shares of Kellwood common stock issued to Koret stockholders will be subject to a one-year escrow agreement. The total value of shares held in escrow will be $12,500,000 based upon the closing price per share of Kellwood common stock on the New York Stock Exchange on the trading day immediately preceding the closing of the merger. The escrowed shares may be used to indemnify Kellwood under the merger agreement. Martin J. Granoff and Randall Blumenthal will act as the stockholders' representatives on behalf of the Koret stockholders in all matters involving the escrowed shares. Escrowed shares which are not subject to claims by Kellwood will be delivered to the Koret stockholders. Dividends and other distributions, as well as voting rights, with respect to the Kellwood common stock held in escrow shall be made to or exercised by the Koret stockholders.

Surrender and Payment

Harris Trust and Savings Bank will act as exchange agent.

The exchange agent will mail a letter of transmittal which will contain instructions for delivery of Koret stock for Kellwood common stock and cash in lieu of fractional shares. The letter of transmittal will also authorize the escrow agreement and the appointment of the stockholders' representatives under the escrow agreement. Upon delivery of Koret common stock to the exchange agent and the signed letter of transmittal, the Koret stockholder will receive certificates representing the number of whole shares of Kellwood common stock into which the shares have been converted, less the number of shares to be delivered into escrow, and cash in lieu of any fractional share, and the certificates surrendered will be canceled.

Fractional Shares

No fractional shares will be issued. In lieu of fractional shares, each holder of Koret common stock who would otherwise have been entitled to a fraction of a share of Kellwood common stock will be paid an amount in cash, determined by multiplying the closing price per share on the New York Stock Exchange of Kellwood common stock on the last trading day immediately preceding the closing date of the merger by the fractional interest.

Conditions to the Merger

The obligations of Kellwood and Koret to effect the merger are subject to the fulfillment of certain conditions at or prior to the effective time, including:

     o approval of the merger agreement by the requisite vote of stockholders of Koret and approval of the stock issuance by the requisite vote of the stockholders of Kellwood; and

     o no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and no proceedings for that purpose will have been initiated or threatened by the SEC.

The obligations of Koret to effect the merger are also subject to the satisfaction of certain conditions, including that:

     o the representations and warranties of Kellwood will be true and correct at the closing of the merger, except for changes occurring in the ordinary course of business and breaches which would not jeopardize the qualification of the merger as a tax-free exchange;

     o there will not be any suit, action or proceeding by any governmental entity seeking to prevent the merger;

     o no event will have occurred that would have a material adverse effect on Kellwood's business, assets (including intangible assets), financial condition, results of operations or liabilities; and

     o McDermott, Will & Emery, Kellwood's counsel, shall have delivered its opinion that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

The obligations of Kellwood to effect the merger are subject to the satisfaction of certain conditions at or prior to the effective time, including that:

     o the representations and warranties of Koret will be true and correct at the closing of the merger, except for changes occurring in the ordinary course of business and breaches that would not result in a material adverse effect on Koret's business;

     o Kellwood will have received a letter from PricewaterhouseCoopers LLP that the merger will qualify for pooling of interests accounting treatment under APB 16;

     o no event will have occurred, and there will not have been any change in Koret's business, that has resulted in a material adverse effect on Koret's business, assets, financial condition, results of operations or liabilities;

     o there will not be any suit, action or proceeding by any governmental entity seeking to prevent the merger; and

     o            Koret shall have received all required third party consents.

Representations and Warranties

The merger agreement contains customary representations and warranties of Kellwood, including that the information supplied by Kellwood included in this joint proxy statement/prospectus will be free from material misstatements and omissions.

The merger agreement also contains customary representations and warranties by Koret, including a representation that it has not taken any action or failed to take any action, that would prevent the merger from qualifying for treatment as a pooling of interests and a tax-free reorganization.

Conduct of Business Pending the Merger

Actions by Koret. Koret has agreed to carry on its business in all material respects in the ordinary course as conducted on the date of the merger agreement, and has specifically agreed to:

     o maintain inventories at current levels adequate for the business and in accordance with past inventory practices of Koret, except for sales in the ordinary course of business;

     o maintain its assets in good repair, order and condition, reasonable wear and tear excepted;

     o maintain all insurance on assets and property or for the benefit of Koret's employees, all liability and other casualty insurance, and all bonds on personnel, presently carried;

     o preserve intact the organization and reputation of Koret and keep available the services of the present executives, employees and agents of Koret;

     o preserve the good will of suppliers, customers and others having business relationships with Koret;

     o maintain its books, accounts and records in the usual, regular and ordinary manner on a basis consistent with prior years;

     o except in the ordinary course of business, not enter into, amend or terminate any employment, bonus, severance or retirement contract or arrangement, nor increase any salary or other compensation payable or to become payable to its executives or employees;

     o not enter into, amend or terminate, or agree to enter into, amend or terminate, any material contract;

     o not extend credit in the sale of products, collection of receivables or otherwise, other than in the ordinary and regular course of business;

     o not declare, set aside or pay any dividend or make any other distribution with respect to its capital stock;

     o not merge or consolidate with or agree to merge or consolidate with, nor purchase or agree to purchase all or substantially all of the assets of, nor otherwise acquire, any corporation, partnership, or other business organization or division thereof;

     o not sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets, properties, rights or claims, except in the ordinary course of business;

     o not authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into capital stock or issue;

     o not grant any option, warrant or other right to purchase any capital stock;

     o            not redeem or otherwise acquire any capital stock of Koret;

     o not take any action or fail to take any reasonable action which would prevent Kellwood from accounting for the merger as a pooling of interests; or

     o not incur or become subject to, nor agree to incur or become subject to, any debt, obligation or liability, contingent or otherwise, except current liabilities and contractual obligations in the ordinary course of business.

Until the completion of the merger, Koret has agreed to confer on a regular and frequent basis with Kellwood to report material operational matters and the general status of on-going operations of its business. Koret will promptly notify Kellwood of any material change in the financial condition, results of operations, properties, business or prospects of its business.

Koret Stock Warrants and Options

Bankers Trust New York Corporation and BT Alex Brown Incorporated own warrants to purchase 553,282 and 50,000 shares of Koret common stock, respectively. If still outstanding at the time of the merger, the warrants will be converted into warrants to purchase 333,374 and 30,126 shares of Kellwood common stock, respectively. The exercise price per share of Kellwood common stock will equal the exercise price per share of Koret common stock immediately prior to or at the effective time of the merger divided by the exchange ratio. Kellwood will pay cash in lieu of issuing fractional shares upon the exercise of warrants. Each warrant will be otherwise exercisable upon the same terms and conditions as were applicable under the related Koret warrant immediately prior to the merger.

It is expected that following the receipt of stockholder approvals at the meetings, but prior to the effective time of the merger, Bankers Trust New York Corporation and BT Alex Brown Incorporated will exercise their warrants to purchase Koret common stock and that these shares will be converted into Kellwood common stock based upon the exchange ratio.

Mr. Rudin holds an option to purchase 100,000 shares of Koret common stock at a price of $1.00 per share. If Mr. Rudin does not exercise his option prior to the merger, the option will be converted into an option to purchase 60,254 shares of Kellwood common stock at a price of $1.66 per share.

Accounting Treatment

The merger will be accounted for as a pooling of interests. Under this accounting method, the recorded assets and liabilities of Kellwood and Koret will be carried forward at their recorded amounts to the combined enterprise, income of the combined enterprise will include income of Kellwood and Koret for the entire fiscal year in which the merger occurs and the reported income of Kellwood and Koret for prior periods will be combined and restated as income of the combined enterprise. It is a condition to the merger that Kellwood receive a letter from PricewaterhouseCoopers LLP that the merger will qualify for pooling of interests accounting treatment, which letter will be based, as to Koret, on a customary letter from Koret's management and a letter from KPMG LLP. Pooling of interests will not be achieved, and the merger will not occur if Koret stockholders demand appraisal rights as to approximately 10% of the total Koret shares outstanding.

Employee Benefit Plans and Agreements

Kellwood will provide Koret employees with:

     o     Kellwood's 401(k) plan,

     o     health and medical benefits, and

     o other employee benefits that are, in the case of each category of benefits, substantially similar to the current benefits provided by Koret. Kellwood will honor, all plans and all contracts, plans, and programs providing for compensation or benefits for Koret employees.

Except to the extent it would result in benefit accruals under a defined benefit pension plan for periods prior to the merger, Kellwood will treat all service by Koret employees as service with Kellwood, and with respect to any medical or dental benefit plan, Kellwood will waive any pre-existing condition exclusions and actively-at-work requirements.

Except for the three employment agreements described under the heading Conflicts of Interest above, Kellwood has no obligation to continue the employment of any Koret employee following the merger, other than employees whose terms and conditions of employment are covered by a collective bargaining agreement.

No Solicitation

Under the merger agreement, neither Koret, nor the stockholders of Koret who are parties to the merger agreement, nor any party related to Koret will authorize or permit any of its officers, directors, employees, advisors or representatives to solicit, initiate or knowingly encourage the submission of, any alternative proposal. Alternative proposal means any proposal or offer to acquire or operate all or any material part of Koret or its business or to acquire any person, if the transaction would be materially inconsistent with or preclusive of the merger.

Notwithstanding the foregoing, in response to an unsolicited alternative proposal, Koret and the stockholders of Koret who are parties to the merger agreement may furnish information to, or enter into discussions or negotiations with the party making an alternative proposal if the Koret board concludes in good faith the transaction contemplated by the alternative proposal:

     o is reasonably capable of being completed, taking into account all known legal, financial, regulatory and other aspects of the alternative proposal and the person making the alternative proposal, and

     o would, if consummated, result in a transaction more favorable to Koret's stockholders from a financial point of view than the merger, if, and only to the extent that, prior to taking the action, Koret provides reasonable notice to Kellwood that it is taking action, and receives from the person or entity an executed confidentiality agreement.

Termination

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after any approval of the matters presented in connection with the merger by the stockholders of Koret or Kellwood:

     o by mutual written consent of Kellwood, Koret and the Koret stockholders who are parties to the merger agreement;

     o by Koret, upon approval of the Koret board, if prior to stockholder approval

          o            Koret receives an alternative proposal;

          o the Koret board determines, in the exercise of its good faith judgment, that the alternative proposal is more favorable from a financial point of view to its stockholders, than the transactions contemplated by the merger agreement; and

          o Koret gives Kellwood at least 4 business days' prior written notice of the material terms and conditions of any alternative proposal and of its intention to terminate the merger agreement in order to effect the alternative proposal; provided, however, that a termination under this clause shall not be effective, and Koret shall not be entitled to enter into a definitive agreement providing for an alternative transaction, until it pays Kellwood a $5,000,000 breakup fee;

     o            by Kellwood, if:

          o the Koret board resolves to accept or recommend to Koret's stockholders a definitive agreement with respect to an alternative proposal which is more favorable to the Koret stockholders from a financial point of view than merger or withdraws or adversely modifies or takes a public position materially inconsistent with its approval or recommendation to the Koret stockholders of the merger or fails to submit the merger agreement for the approval of its stockholders or fails to use its reasonable best efforts to obtain stockholder approval of the merger, thereby obliging Koret to pay Kellwood a $5,000,000 breakup fee;

          o            a change of control of Koret occurs,

          o Koret enters into a definitive agreement providing for, or publicly announces its intention to effect, any transaction involving a change of control of Koret; or

          o a tender offer or exchange offer commences or is announced that, if completed, would have the effect of a change of control of Koret, thereby obliging Koret to pay Kellwood a $5,000,000 breakup fee, provided that Koret will not have to pay the breakup fee in the event of a tender offer or exchange offer until a change of control actually occurs;

     o            by either Kellwood or Koret, if:

          o if the merger does not occur for any reason on or before April 30, 1999; provided, however, that if the merger does not occur due to the act or omission of one of the parties, that party may not terminate the merger agreement;

          o the approval of the stockholders of such party or the other party is not obtained at the applicable stockholders meeting

          o the other party breaches any of its obligations under the merger agreement and the breach is not cured within 10 days after receipt of written notice of the breach by the non-breaching party and the breach results in a material adverse effect on the non-breaching party's business, assets, financial condition, results of operations or liabilities; or

     o by Koret, if Kellwood's board or a committee thereof withdraws or adversely modifies its approval of, or recommendation to the stockholders of Kellwood to approve, the share issuance, or fails to submit the approval of the share issuance to a stockholder vote or fails to use its reasonable best efforts to obtain stockholder approval of the share issuance.

Fees and Expenses

All costs and expenses incurred by a party in connection with the merger agreement shall be, in the case of expenses incurred by Kellwood, the obligation of Kellwood, and, in the case of Koret and the Koret stockholders which are parties to the merger agreement, the obligation of Koret; provided, however, that if the merger agreement is terminated by Koret due to:

     o     the failure of Kellwood's stockholders to approve the share issuance;
           or

     o the breach by Kellwood of its representations and warranties and covenants under the merger agreement and failure to cure the breach; or

     o Kellwood's withdrawal or adverse modification of its approval or recommendation to Kellwood stockholders to approve the issuance of Kellwood shares in the merger or failure to submit the share issuance to the Kellwood stockholders or failure to use its reasonable best efforts to obtain stockholder approval, Kellwood shall pay the expenses of Koret.

If any action is brought by either party to enforce any provision of the merger agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees.

Amendment

Except as otherwise provided by law, the merger agreement may be amended by the parties thereto by execution of an instrument in writing signed by or on behalf of each of the parties thereto.

Waiver

At any time prior to the effective time, the parties to the merger agreement may

     o extend the time for the performance of any of the obligations or other acts of the other parties thereto,

     o waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and

     o waive compliance with any of the agreements or conditions contained therein which may legally be waived.


                    DESCRIPTION OF KELLWOOD'S CAPITAL STOCK

The statements set forth under this heading with respect to the Delaware General Corporation Law, Kellwood's certificate of incorporation and Kellwood's by-laws are brief summaries thereof and do not purport to be complete; the statements are subject to the detailed provisions of the Delaware General Corporation Law, the Kellwood certificate of incorporation and the Kellwood by-laws.

Common Stock

Kellwood is authorized to issue 50,000,000 shares of common stock, $.01 par value. Holders of common stock have full voting rights, one vote for each share held of record, and, in the election of directors, are entitled to cumulate their votes. Stockholders are entitled to receive dividends, if any, declared by the board of directors out of funds legally available therefor, and they are entitled to share equally and ratably in the assets remaining, if any, after payment of all debts and liabilities upon Kellwood's winding up and dissolution, subject to the rights of the holders of any outstanding preferred stock. The holders of common stock have no preemptive or other rights to subscribe for, or to purchase, additional shares of common stock. The outstanding shares are fully paid and nonassessable. Harris Trust and Savings Bank is the transfer agent and registrar for the Kellwood common stock.

Preferred Stock

General. Under the certificate of incorporation, the Kellwood board is authorized to create and issue up to 500,000 shares of preferred stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the certificate of incorporation. No shares of preferred stock have been issued.

The board of directors when designating a series of preferred stock may include in a certificate of designation establishing the series of preferred stock specific terms, including:

     o     The title and stated value of the preferred stock;

     o The number of shares of the preferred stock offered, the liquidation preference per share and the initial offering price of the preferred stock;

     o The dividend rate, period and/or payment date or method of calculation thereof applicable to the preferred stock;

     o     The provisions for redemption, if applicable, of the preferred stock;

     o The terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock of Kellwood;

     o The relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Kellwood; and

     o     Any limitations on any senior series of preferred stock; and

Liquidation Preference. Unless otherwise specified in the preferred stock, upon any liquidation, dissolution or winding up of Kellwood the holders of any series of preferred stock will have preference and priority over the common stock and any other class of stock or series of a class of stock of Kellwood ranking on liquidation junior to the series of preferred stock, for payment out of the assets of Kellwood or proceeds thereof in the amount set forth in the certificate of designation. The assets of Kellwood or proceeds thereof are insufficient to make the full liquidation payment in respect of a series of preferred stock and liquidating payments on any other series of Preferred Stock ranking on a parity with the series, then those assets and proceeds will be distributed among the holders of the series of preferred stock and any other series of preferred stock ranking on a parity with the series ratably in accordance with the respective amounts which would be payable on the shares of the series of preferred stock and the other series of preferred stock ranking as to liquidation on a parity with the series if all amounts thereon were paid in full. A sale of all or substantially all of Kellwood's assets or a consolidation or merger of Kellwood with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Kellwood.

Preferred Stock Purchase Rights

A dividend of one Series A Junior Preferred Stock purchase right per share of common stock was distributed to shareowners in June 1986, so that each share of Kellwood common stock also represents a right, expiring June 11, 2006, to buy 1/100th of a share of Series A Junior Preferred Stock from Kellwood for $100. The rights were issued pursuant to a rights agreement, dated as of June 11, 1986, as amended as of August 21, 1990, and as further amended as of May 31, 1996.

Rights are not exercisable or transferable apart from the common stock until the earlier of

     o ten days following the public announcement that a person or group, other than Kellwood, its subsidiaries or any employee benefit plan of Kellwood, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or

     o ten days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer if, upon completion thereof, such person or group would be the beneficial owner of 15% or more of the outstanding shares of common stock - the earlier of these dates being the distribution date.

If, on or after a distribution date, an acquiring person becomes a 15% or more holder, each holder of a right, except the acquiring person, has the right to receive, upon exercise at the then current exercise price, shares of common stock valued at twice the then applicable exercise price of the right. Similarly, on or after the distribution date, the rights may be exercisable at the then current exercise price for the other party's stock having a value of twice the exercise price if Kellwood is acquired in a merger or other business combination where it does not survive or survives with a change or exchange of its shares of common stock or if 50 percent or more of its assets, earning power or cash flow is sold or transferred. Generally, rights may be redeemed by Kellwood for five cents each prior to a stock acquisition date.

Exceptions

The exercise price and the number of units of Series A Junior Preferred Stock or other securities or property issued upon exercise of the rights are subject to adjustment to prevent dilution in the event of

     o stock dividend, subdivision, combination or reclassification of the Series A Junior Preferred Stock,

     o the grant to Series A Junior Preferred Stockholders of rights or warrants, or

     o the distribution to Series A Junior Preferred Stockholders of debt or assets, other than regular quarterly cash dividends, or of rights or warrants. No adjustments will be made until cumulative adjustments equal or exceed a 1% adjustment. The rights plan exempts any acquisition by an underwriter for the purpose of resale in a public distribution. The rights will attach to shares of common stock sold or delivered upon conversion or exchange of any convertible or exchangeable securities.

Voting Rights of Common Stock

The holders of Kellwood common stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders and do have cumulative voting rights. All elections and matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at a meeting at which a quorum is present, except as otherwise required by the Delaware General Corporation Law or the Kellwood certificate of incorporation.

Certain Provisions of the Certificate of Incorporation

The Kellwood certificate of incorporation provides for a classified board of directors with two-year staggered terms. It also provides that stockholders may remove an incumbent director only for cause, and then only upon the affirmative vote of at least 75% of the outstanding shares entitled to vote on the election of directors.

Although in general, the Kellwood certificate of incorporation can be amended by the affirmative vote of the majority of each class of Kellwood's outstanding shares of capital stock, certain provisions of the Kellwood certificate of incorporation can only be amended by the affirmative vote of 75% of each class of Kellwood's outstanding shares of capital stock. The Kellwood by-laws can be amended by either the affirmative vote of 75% of each class of Kellwood's outstanding shares of capital stock or by the majority vote of the board of directors. Stockholders may not act by written consent without a meeting.

Business combinations and other significant corporate transactions involving Kellwood and any beneficial owner of more than 25% of the outstanding voting shares of Kellwood must be approved by at least 75% of each class of Kellwood's outstanding shares entitled to vote thereon, and also by a majority of all votes entitled to be cast in respect of shares held by stockholders other than the owner of more than the 25%, unless the transaction has been approved by the Kellwood board or unless the stockholders of Kellwood shall receive consideration for the transaction not less than the highest per share price paid by the 25% owner in acquiring any shares of stock of Kellwood.

Business Combinations Under the Delaware General Corporation Law

Section 203 of the Delaware law prohibits generally a public Delaware corporation, including Kellwood, from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which an interested stockholder became such, unless:

     o the board of directors of such corporation approved, prior to the date the interested stockholder became such, either the business combination or the transaction;

     o upon completion of the transaction, an interested stockholder owns at least 85% of the voting shares of the corporation; or

     o the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote at an annual or special meeting of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by the interested stockholder.

For purposes of Section 203 of Delaware law, a business combination includes:

     o mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

     o certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of such corporation or its subsidiaries; and

     o other transactions resulting in a disproportionate financial benefit to an interested stockholder

     o an interested stockholder is a person who, together with its affiliates and associates, owns or within a three-year period did own 15% or more of a corporation's stock entitled to vote generally in the election of directors.


                     COMPARISON OF THE RIGHTS OF HOLDERS OF
                  KELLWOOD COMMON STOCK AND KORET COMMON STOCK

The statements set forth under this heading with respect to the Delaware General Corporation Law, Koret's certificate of incorporation, and stockholders' agreement dated as of July 1, 1994 by and among Koret, Inc. and certain of its stockholders, the Kellwood certificate of incorporation and the Kellwood by-laws are brief summaries thereof and do not purport to be complete. These statements are subject to the detailed provisions of Delaware law, the Koret certificate of incorporation, the Koret by-laws, the Kellwood certificate of incorporation and the Kellwood by-laws.

General

The following summary compares certain rights of the holders of Koret common stock to the rights of the holders of Kellwood common stock. The rights of holders of Koret common stock are governed principally by the Delaware law, the Koret certificate of incorporation and the Koret by-laws and the Koret stockholders agreement. Upon completion of the merger, the Koret stockholders will become holders of Kellwood common stock, and their rights will be governed principally by Delaware law, the Kellwood certificate of incorporation and the Kellwood by-laws. In most respects, the rights of Kellwood stockholders are similar to those of Koret stockholders. The following summarizes the material differences between the rights of holders of Koret common stock and Kellwood common stock.

Dividends

The holders of Koret Class A and Class B common stock are not entitled to receive any dividends unless and until the holders of the Class C common stock have been paid cumulative dividends of at least $6.47 per share. Thereafter, all dividends, when and if any are declared, are required to be paid to all holders of Koret common stock on an equal basis per share.

Following the merger, the Kellwood board, in its sole discretion, will have the right to declare and pay dividends to its stockholders subject to loan covenants and business conditions.

Voting Rights

The holders of Koret Class A common stock and Class C common stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders, and vote together as a single class, except in the election of directors. The Koret certificate of incorporation and the Koret stockholders agreement provide that the holders of the Class C common stock are entitled to elect up to three directors as long as the Koret board is composed of seven to nine members; if the size of the Koret board is increased, the number of directors which may be elected by the holders of the Class C common stock increases proportionately. The holders of Class B common stock are not entitled to vote, except in certain extraordinary circumstances. Some matters require the vote of 70% of the outstanding voting power of Koret common stock, including the vote of a majority of the shares of the Class C common stock, for approval. The Koret stockholders are not entitled to cumulative voting.

The holders of Kellwood common stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders and do have cumulative voting rights. All elections and matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at a meeting at which a quorum is present, except as otherwise required by the Delaware law or the Kellwood certificate of incorporation.

Directors

Classification. Directors on the Kellwood board serve staggered terms of office. The Koret certificate of incorporation provides that all of the directors are elected each year.

Selection. Directors of Kellwood are elected by the affirmative vote of a majority of the shares of Kellwood common stock present and voting at any election of directors. Pursuant to the Koret stockholders agreement, the stockholders of Koret have agreed to vote their shares so that the seven members of Koret's board of directors currently are selected as follows:

     o one of the Koret directors is selected by the holders of the Koret Class C common stock;

     o five of the Koret directors, three of whom must be employees of Koret, are selected by Mr. Granoff and Mr. Rudin, acting together;

     o one of the Koret directors is selected by a nominating committee of the Koret board, one of the members of which must be the director selected by the holders of the Koret Class C common stock.

Removal. Directors of Kellwood may only be removed by the stockholders only for cause and then only upon the affirmative vote of at least 75% of the outstanding Kellwood shares. Under Kellwood's certificate of incorporation "cause" for removal shall only exist if the director whose removal is proposed

     o has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or

     o has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to the company in a matter of substantial importance to the company, and such adjudication is no longer subject to direct appeal.

Directors elected by Koret stockholders may be removed, with or without cause, by the persons or groups entitled to select the member to be removed, and the resulting vacancy shall be filled by the person selected by such person or group.

Special Meetings

The Kellwood by-laws provide that the chairman of the board or secretary at the request in writing of a majority of the Kellwood board may call a special meeting of stockholders. Special meetings of the Kellwood board may be called at any time by the chairman of the board or at the request in writing of any two directors. The Koret by-laws provide that a special meeting of the stockholders of Koret may be called by the president of Koret, and shall be called by the president or secretary of Koret upon the written request of a majority of the directors or of any director selected by the holders of the Koret Class C common stock. Special meetings of the Koret board may be called by the president of Koret, and shall be called by the president or secretary of Koret upon the written request of any director.

Action of Stockholders Without a Meeting

Delaware law permits stockholders to consent in writing to any action without a meeting, unless the certificate of incorporation of such corporation provides otherwise, provided such consent is signed by stockholders having at least the minimum number of votes required to authorize such action at a meeting of stockholders. The Kellwood certificate of incorporation provides that no action may be taken by written consent.

Amendment to Certificate of Incorporation

Under Delaware law, the certificate of incorporation of a corporation may be amended by resolution of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon. With respect to any amendment to the certificate of incorporation of a corporation that would adversely affect a particular class or series of stock, Delaware law requires the separate approval by the holders of the affected class or series of stock, voting together as a single class. In addition to the foregoing, the Koret certificate of incorporation provides that any proposed amendment of the Koret certificate of incorporation must be approved by the affirmative vote of 70% of the directors, including a majority of the directors selected by the holders of the Koret Class C common stock.

Amendment to By-laws

The Koret by-laws may be amended or repealed by the affirmative vote of 70% of the directors, including a majority of the directors selected by the holders of the Koret Class C common stock. The Kellwood by-laws may be amended or replaced by either the affirmative vote of 75% of all classes of Kellwood capital stock or the affirmative vote of the majority of the Kellwood board.

Approval of Mergers and Asset Sales

Under the Delaware law, unless required by its certificate of incorporation, no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize the merger if:

     o the agreement of merger does not in any way amend the certificate of incorporation of the constituent corporation;

     o each share of stock of a constituent corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger;

     o either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued under the plan of merger, or the number of shares of common stock issued or so issuable does not exceed 20% of the number thereof outstanding immediately prior to the merger; and

     o certain other conditions are satisfied. In addition, Delaware law provides that a parent corporation that is the record holder of at least 90% of the outstanding shares of each class of stock of a subsidiary may merge the subsidiary into the parent corporation without the approval of the subsidiary's stockholders or board of directors.

The Kellwood certificate of incorporation provides certain business combinations and other significant corporate transactions involving Kellwood and a Substantial Stockholder, as defined in the Kellwood certificate of incorporation, require the approval of 75% of each class of Kellwood's outstanding shares entitled to vote thereon. The Koret certificate of incorporation provides that any merger of Koret with or into another company requires the affirmative vote of 70% of the directors, including a majority of the directors selected by the holders of the Koret Class C common stock, and the affirmative vote of the holders of 70% of the outstanding voting power of Koret common stock. In addition, the holder of the Koret Class B non-voting common stock are entitled to vote as a separate class with respect to any merger or consolidation of Koret with or into another entity or recapitalization or reorganization if the holders of Koret Class B non-voting common stock would receive different per share consideration in such transaction or otherwise be treated differently from the holders of shares of Koret Class A common stock.

Indemnification of Directors and Officers

Section 145 of the Delaware law permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to:

     o any action, suit or proceeding, whether civil, criminal, administrative or investigative against expenses, judgments, fines and reasonable settlement amounts if such person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; or

     o any derivative action or suit on behalf of the corporation against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, if the person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interests of the corporation.

With respect to derivative suits and actions, if a person is adjudged to be liable to the corporation, Delaware law prohibits indemnification, unless, and then only to the extent that, either the Delaware Court of Chancery or the court in which such derivative action or suit was brought determines that such person is entitled to indemnification for those expenses which that court deems proper. To the extent that a representative of a corporation has been successful on the merits or otherwise in the defense of a third party or derivative action, indemnification for actual and reasonable expenses incurred is mandatory.

The certificates of incorporation and by-laws of both companies provide for indemnification of directors and officers to the maximum extent permitted under Delaware law.

Pre-emptive Rights

Kellwood stockholders do not have pre-emptive rights. In some circumstances the initial holders of Koret Class C common stock are entitled to pre-emptive rights in connection with any proposed issuance by Koret prior to July 1, 2004 of any shares of common stock or securities or rights exercisable or exchangeable for or convertible into common stock.

                                 MARKET PRICES

Kellwood common stock is traded on the New York Stock Exchange under the symbol "KWD". The following table sets forth for the fiscal periods indicated the range of the high and low sale prices of Kellwood common stock as reported on the NYSE. Kellwood has paid a quarterly dividend of $0.16 per common share since fiscal 1997.

Kellwood Common Stock

               Fiscal year ended
               April 30, 1997                  High                 Low
               -----------------               ----                 ---

               1st Quarter                 $   18 1/2          $    16
               2nd Quarter                     18 1/4               15 3/4
               3rd Quarter                     22 5/8               17 3/4
               4th Quarter                     27 1/8               22 1/4

               Fiscal year ended
               April 30, 1998
               -----------------

               1st Quarter                 $   34 1/2          $    23 7/8
               2nd Quarter                     38 9/16              30 7/8
               3rd Quarter                     36                   26 5/16
               4th Quarter                     34 5/8               29 1/8

               Fiscal year ended
               April 30, 1999
               -----------------

               1st Quarter                 $   36 11/16        $    30 1/8
               2nd Quarter                     32 11/16             22 1/2
               3rd Quarter                     30 3/4               24 1/16
               4th Quarter (through            _____                _____
               March __, 1999)

Set forth below is the last reported sale price of Kellwood common stock on December 1, 1998, the last trading day prior to the public announcement of the execution of the merger agreement, and on March __, 1999, the last trading day prior to the date of this joint proxy statement/prospectus, both as reported on the NYSE:

                                         December 1, 1998           $27.00
                                         March __, 1999             $____

Koret Common Stock

As of the date of this prospectus, there were 4,903,719 shares of Koret Class A common stock outstanding, which shares were owned by approximately 126 holders of record, and 3,091,190 shares of Koret Class C common stock outstanding, which shares were owned by three holders of record. Since there has been no public market for Koret common stock, there is no current information as to the market value of the stock. The most recent sale of Koret common stock at a price obtained by negotiations between an unaffiliated buyer and seller occurred in July 1994, pursuant to a private placement of Koret Class C common stock, at a price of $6.47 per share.

Debt instruments to which Koret is a party restrict its ability to pay dividends on its common stock. Accordingly, Koret has not paid any dividends on its common stock since 1989.


          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are presented to reflect the estimated impact of the merger on the historical consolidated financial statements of Kellwood and Koret using the pooling of interests method of accounting. The unaudited pro forma condensed combined financial statements have been prepared from, should be read with and are qualified in their entirety by reference to:

     o the historical consolidated financial statements and notes thereto of Kellwood, which are incorporated by reference in this joint proxy statement/prospectus, and

     o the historical consolidated financial statements and notes thereto of Koret, included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been included for illustrative purposes only, do not reflect any cost savings and other synergies anticipated by Kellwood's management as a result of the merger and are not necessarily indicative of the results of operations or financial position that would have occurred had the merger been completed at the dates indicated, nor are they necessarily indicative of future results of operations or financial position of the merged companies.

                                Kellwood Company
  Unaudited Pro Forma Combined Condensed Balance Sheet as of January 31, 1999
                                 (in millions)

The following Unaudited Pro Forma Combined Condensed Balance Sheet combines the financial position of Kellwood and Koret as of January 31, 1999. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate unaudited condensed consolidated financial statements and notes thereto of Kellwood on Form 10-Q incorporated by reference and of Koret included in this joint proxy statement/prospectus. The Unaudited Pro Forma Combined Condensed Balance Sheet is not necessarily indicative of the financial position of the combined companies as they may be in the future or as they might have been had the merger been effective January 31, 1999.

                                                           Historical
                                                           ----------                Pro Forma         Pro Forma
                                                      Kellwood       Koret          Adjustments         Combined
                                                      --------       -----          -----------        ----------
ASSETS
Current Assets:
     Cash and temporary cash investments               $  53.4       $     .8                            $  54.3
     Receivables, net                                    284.1            0.0                              284.1
     Inventories                                         358.0           58.2                              416.2
     Other current assets                                 31.9           11.1                               42.9
                                                      --------       --------                          ---------
     Total Current Assets                                727.4           70.1                              797.5
                                                      --------       --------                          ---------

Property, plant and equipment                            225.9           22.9                              248.8
     less accumulated depreciation & amort.             (132.0)         (17.7)                            (149.7)
                                                      --------       --------                          ---------
                                                          93.9            5.2                               99.1
                                                      --------       --------                          ---------

Intangible assets                                         95.7           10.5                              106.2
Other assets                                              91.0            4.2                               95.2
                                                      --------       --------                          ---------
Total Assets                                          $1,008.0       $   90.0                          $ 1,098.0
                                                      ========       ========                          =========

LIABILITIES & STOCKHOLDERS' EQUITY Current Liabilities:
     Current portion of long-term debt                 $  15.8         $  4.2                            $  19.9
     Notes payable                                       135.5            0.0                              135.5
     Accounts payable                                     89.9           20.1            7.5 (4)           117.5
     Accrued expenses                                     64.8            5.0           (2.0)(4)            67.8
                                                      --------       --------         ------           ---------
     Total Current Liabilities                           305.9           29.3            5.5               340.7
                                                      --------       --------         ------           ---------

Long-Term Debt                                           227.7            5.5                              233.2
                                                      --------       --------                          ---------
Deferred Income Taxes and Other                           46.9            2.8                               49.7
                                                      --------       --------                          ---------

Stockholders' Equity                                     427.5           52.3           (5.5)              474.4
                                                      --------       --------         ------           ---------

Total Liabilities & Stockholders' Equity              $1,008.0         $ 90.0          $ 0.0           $ 1,098.0
                                                      ========       ========         ======           =========

                                Kellwood Company
          Unaudited Pro Forma Combined Condensed Statement of Earnings
                   For the Nine Months Ended January 31, 1999
               (in millions, except per share and share amounts)


The following Unaudited Pro Forma Combined Condensed Statement of Earnings combines the operations of Kellwood and Koret for the nine months ended January 31, 1999. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate unaudited condensed consolidated financial statements and notes thereto of Kellwood on Form 10-Q incorporated by reference and of Koret included in this joint proxy statement/prospectus. The Unaudited Pro Forma Combined Condensed Statement of Earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the merger been effective May 1, 1995.

                                                             Historical
                                                             ----------              Pro Forma         Pro Forma
                                                      Kellwood         Koret        Adjustments         Combined
                                                      --------         -----        -----------        ---------
Net Sales                                            $ 1,326.2       $ 196.6                           $ 1,522.7

Costs and Expenses
     Cost of products sold                             1,066.0         134.3                             1,200.4
     Selling, general and admin. expenses                178.8          47.8                               226.6
     Amortization of intangible assets                    11.0           0.5                                11.5
     Interest expense                                     22.5           3.5                                26.0
     Interest income and other, net                       (1.2)          2.8                                (1.6)
                                                      --------       -------                           ---------
Earnings Before Income Taxes                              49.1           7.6                                56.7

Income Taxes                                              20.8           2.9                                23.7
                                                      --------       -------                           ---------
Net Earnings                                            $ 28.3        $  4.7                              $ 33.0
                                                      ========       =======                           =========

Earnings Per Share
     Basic                                               $1.30                                            $ 1.24
                                                      --------                                         ---------
     Diluted                                             $1.28                                            $ 1.20
                                                      --------                                         ---------

Weighted average Kellwood shares outstanding (000's):

     Basic                                              21,767                        4,817 (2)           26,584
                                                      --------                      -------            ---------
     Diluted                                            22,205                        5,219 (2)           27,424
                                                      --------                      -------            ---------

                                Kellwood Company
          Unaudited Pro Forma Combined Condensed Statement of Earnings
                       For the Year Ended April 30, 1998
               (in millions, except per share and share amounts)


The following Unaudited Pro Forma Combined Condensed Statement of Earnings combines the operations of Kellwood and Koret for the year ended April 30, 1998. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate unaudited consolidated financial statements and notes thereto of Kellwood on Form 10-K incorporated by reference and of Koret included in this joint proxy statement/prospectus. The Unaudited Pro Forma Combined Condensed Statement of Earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the merger been effective May 1, 1995.

                                                             Historical
                                                             ----------              Pro Forma         Pro Forma
                                                      Kellwood         Koret        Adjustments        Combined
                                                      --------        ------        -----------        ---------
Net Sales                                            $ 1,781.6       $ 312.8                           $ 2,094.4

Costs and Expenses
     Cost of products sold                             1,428.8         226.6                             1,655.4
     Selling, general and admin. expenses                236.0          64.6                               300.5
     Amortization of intangible assets                    15.2           1.3                                16.4
     Interest expense                                     28.9           6.3                                35.1
     Interest income and other, net                       (1.2)          0.3                                (0.9)
                                                     ---------       -------                           ---------
Earnings Before Income Taxes                              73.9          13.8                                87.8

Income Taxes                                              31.2           6.3                                37.5
                                                     ---------       -------                           ---------
Net  Earnings                                          $  42.7        $  7.5                             $  50.3
                                                     =========       =======                           =========

Earnings per Share
     Basic                                              $ 2.00                                            $ 1.93
                                                     ---------                                         ---------
     Diluted                                            $ 1.95                                            $ 1.86
                                                     ---------                                         ---------

Weighted average Kellwood shares outstanding (000's):
     Basic                                              21,408                        4,688 (2)           26,096
                                                     ---------                     --------            ---------
     Diluted                                            21,946                        5,169 (2)           27,115
                                                     ---------                     --------            ---------

                                Kellwood Company
          Unaudited Pro Forma Combined Condensed Statement of Earnings
                       For the Year Ended April 30, 1997
               (in millions, except per share and share amounts)


The following Unaudited Pro Forma Combined Condensed Statement of Earnings combines the operations of Kellwood and Koret for the year ended April 30, 1997. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate unaudited consolidated financial statements and notes thereto of Kellwood on Form 10-K incorporated by reference and of Koret included in this joint proxy statement/prospectus. The Unaudited Pro Forma Combined Condensed Statement of Earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the merger been effective May 1, 1995.

                                                             Historical
                                                             ----------              Pro Forma         Pro Forma
                                                      Kellwood         Koret        Adjustments        Combined
                                                      --------        ------        -----------        ---------
Net Sales                                            $ 1,521.0       $ 266.5                           $ 1,787.5

Costs and Expenses
     Cost of products sold                             1,211.5         203.6                             1,415.1
     Selling, general and admin. expenses                209.4          59.4                               268.8
     Amortization of intangible assets                    15.4           1.1                                16.5
     Interest expense                                     21.6           5.2                                26.8
     Interest income and other, net                       (1.7)          0.2                                (1.5)
                                                     ---------       -------                           ---------
Earnings Before Income Taxes                              64.8          (3.0)                               61.9

Income Taxes                                              27.2          (0.1)                               27.2
                                                     ---------       -------                           ---------
Net Earnings                                           $  37.6        ($ 2.9)                            $  34.7
                                                     =========       =======                           =========

Earnings per Share
     Basic                                              $ 1.78                                            $ 1.35
                                                     ---------                                         ---------
     Diluted                                            $ 1.75                                            $ 1.30
                                                     ---------                                         ---------

Weighted average Kellwood shares outstanding (000's):
     Basic                                              21,131                       4,622 (2)            25,753
                                                     ---------                     -------             ---------
     Diluted                                            21,533                       5,184 (2)            26,717
                                                     ---------                     -------             ---------

                                Kellwood Company
          Unaudited Pro Forma Combined Condensed Statement of Earnings
                       For the Year Ended April 30, 1996
               (in millions, except per share and share amounts)


The following Unaudited Pro Forma Combined Condensed Statement of Earnings combines the operations of Kellwood and Koret for the year ended April 30, 1996. This statement has been prepared under the assumptions set forth in the accompanying notes. This statement should be read in conjunction with the separate unaudited consolidated financial statements and notes thereto of Kellwood on Form 10-K incorporated by reference and of Koret included in this joint proxy statement/prospectus. The Unaudited Pro Forma Combined Condensed Statement of Earnings is not necessarily indicative of the results of operations of the combined companies as they may be in the future or as they might have been had the merger been effective May 1, 1995.

                                                             Historical
                                                             ----------              Pro Forma         Pro Forma
                                                      Kellwood         Koret        Adjustments        Combined
                                                      --------        ------        -----------        ---------
Net Sales                                            $ 1,466.0       $ 273.4                           $ 1,739.5

Costs and Expenses
     Cost of products sold                             1,175.1         203.1                             1,378.3
     Selling, general and admin. expenses                206.1          58.1                               264.2
     Amortization of intangible assets                    15.5           1.0                                16.4
     Interest Expense                                     22.9           6.2                                29.1
     Interest income and other, net                       (2.1)         (0.2)                               (2.2)
                                                     ---------       -------                           ---------
Earnings Before Income Taxes                              48.5           5.2                                53.7

Income Taxes                                              20.5           1.3                                21.8
                                                     ---------       -------                           ---------
Net Earnings                                           $  28.0        $  3.9                             $  31.9
                                                     =========       =======                           =========

Earnings per Share
     Basic                                              $ 1.32                                            $ 1.24
                                                     ---------                                         ---------
     Diluted                                            $ 1.31                                            $ 1.20
                                                     =========                                         =========

Weighted average Kellwood shares outstanding (000's):
     Basic                                             21,170                         4,621 (2)           25,791
                                                     ---------                     --------            ---------
     Diluted                                           21,380                         5,176 (2)           26,577
                                                     ---------                     --------            ---------

                       KELLWOOD COMPANY AND SUBSIDIARIES
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS
                      (All dollar amounts are in millions)

Note 1 - Accounting Treatment and Basis of Presentation
These financial statements assume that Kellwood will issue shares of its common stock in exchange for all of the outstanding stock of Koret in accordance with the exchange ratio discussed in Note 2, and that the transaction will be accounted for as a pooling of interests. The Unaudited Pro Forma Combined Condensed Balance Sheet presents the merger of Koret as if it had occurred on the balance sheet date, while the Unaudited Pro Forma Combined Condensed Statements of Earnings present the merger of Koret as if it had occurred on May 1, 1995.

Koret has previously had a fiscal year ending on the Sunday nearest to November
30. The Unaudited Pro Forma Combined Condensed Financial Statements were prepared by restating Koret's operating results to Kellwood's April 30 fiscal year end. Such presentation aligns comparable fiscal quarters for Kellwood and Koret and provides a basis for future comparability of combined results.

The pro-forma financial results and weighted average shares outstanding exclude the results of Fritzi and the shares issued to consummate the acquisition of substantially all of the business assets of Fritzi. See Acquisition of Fritzi on page __.

Some columns or rows may not add due to rounding.

Note 2 - Exchange Ratio
Under the merger agreement, each outstanding share of Koret common stock will be converted into 0.6025391 shares of Kellwood common stock.

Note 3 - Counterparts business. The historical financial information of Koret includes the following sales and operating profit (pretax) results of the Counterparts business which was acquired in 1989 and disposed of in March 1998 See "Business of Koret" on page __:

                                     For the nine
                                months ended January 31,        For the years ended April 30,
                                ------------------------        -----------------------------
                                     1999        1998           1998         1997       1996
                                     ----        ----           ----         ----       ----
         Net sales                   $  0         $41           $ 51         $ 46      $  64
         Pretax profit/(loss)       ($1.6)       ($.6)         ($ .8)       ($ .9)     $ 2.0

Note 4 - Costs of the transaction
In connection with the merger, Kellwood and Koret will incur approximately $7.5 (pre-tax) in nonrecurring merger costs related to legal, accounting, consulting, retention agreements, prepayment penalties and other costs. These costs, net of the related tax benefit, will be charged to the combined results of operations during the current year and are not reflected in the Unaudited Pro Forma Combined Condensed Statements of Earnings.

                              BUSINESS OF KELLWOOD

History

Kellwood was founded in 1961 as the successor by merger of 15 independent suppliers to Sears. During the second half of the 1980's and the first half of the 1990's, Kellwood implemented a business strategy to expand its branded products, broaden its customer base, increase its channels of distribution and further develop its global products sourcing capability. Since 1985, the company has acquired 14 domestic companies which principally market branded products. In addition to its domestic acquisitions, in the early 1980's, the company acquired Smart Shirts Limited of Hong Kong, a leading shirt and blouse manufacturer in the Far East. As a result of these moves, the company redirected its focus from primarily the manufacturing of private label apparel to a marketing-driven emphasis on branded apparel and camping products. The company continually evaluates corporate development opportunities in its search for companies, brands, licenses, and products which augment its existing programs and lines and which introduce Kellwood into new markets which are important to its customers and offer growth potential.

Strategy

Kellwood's business strategy is to develop and operate a portfolio of businesses with products, channels of distribution, and sourcing capabilities that provide the company with the appropriate balance, flexibility and diversity necessary to service the ever-changing needs of the retailer and the consumer. The company's five business segments - Popular-to-Moderate Women's Sportswear, Better-to-Bridge Women's Sportswear, Private Label, Smart Shirts and Recreational Products - encompass its multiple operating units, several of which manufacture and sell both branded and private label products. All five business portfolios are supported by a global network of sourcing relationships with contract manufacturers and company operated facilities. The elements of balance, flexibility and diversity are achieved by the strategic movement of capital within these five portfolios.

Business units representing approximately 76% of total Kellwood sales and pretax earnings were acquired during the period of 1985-1995. The company believes that there remain substantial opportunities for realizing economies of scale and leveraging its purchasing power.

Operations - Vision 2000. In order to increase the value delivered to the customer, Kellwood recognized that it must take the steps necessary to better align its internal capabilities with the requirements of its retail customers and, ultimately, the consumer. In fiscal year 1995, Kellwood embarked upon an initiative to integrate and leverage its strengths. This initiative is called Vision 2000.

Phase One of Vision 2000 began during the second half of fiscal year 1995 and was largely concluded during the fourth quarter of fiscal year 1996. This phase dealt with the restructuring of the assets and merchandising and management capabilities of six divisions which collectively represented approximately 20% of total company sales. Kellwood sold its Home Fashions division, installed new general and design/merchandising management in five divisions, increased offshore sourcing to enhance the price/value proposition of the product, restructured a joint venture and consolidated certain divisions to gain operating efficiencies.

Phase Two of Vision 2000 began in fiscal year 1997. The primary focus is on operations, identifying and capitalizing on opportunities to leverage the size of the company as the fourth largest publicly-traded apparel company in the United States. Opportunities being pursued to reinvent the company include four major initiatives:

     o leveraging procurement of raw materials, finished product from contractors, operating supplies and services;

     o investing in modern shared regional distribution centers to more efficiently service the requirements of our retail customers and realize cost savings and economies of scale;

     o installing technologically advanced common operating information systems; and

     o implementing company-wide shared service centers to eliminate duplication and other non-value added activities.

These efforts began in October 1996 and are expected to continue through fiscal year 2000. The Company began to enjoy some of the benefits from the four initiatives in the second half of fiscal year 1998. These initiatives are expected to generate substantial savings, some of which will be passed on to the customer, and some of which will be retained to improve Kellwood's operating margin.

Popular-to-Moderate Women's Sportswear

Total apparel consumption at retail in 1997 reached $177 billion - up 5% from $169 billion in 1996. Women's apparel is the largest segment of the market at $89 billion - with popular-to-moderately priced women's sportswear at $46 billion or over 50% of all women's apparel - thus representing the largest single market. This market is defined as blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants, skorts, and other bottoms with "out the door" prices below $50.

This segment of the market is Kellwood's core and represented 57% of total company volume in fiscal year 1998.

The popular-to-moderate market is serviced by thousands of small-to-medium size apparel manufacturers. Kellwood's volume is estimated to be nearly twice the size of its nearest competitor.

Major channels of distribution include the National Chains (Sears, J. C. Penney, Wards) with moderate representing the mid-price point -- Department Stores where Kellwood is typically priced at the opening price point -- Discounters where Kellwood is priced in the mid-to-upper end -- and Specialty Stores where we occupy the mid range.

Kellwood has been able to grow its popular-to-moderate business at a compounded rate of 24% - 19% excluding acquisitions - during the decade of the 1990s while the overall market for popular-to-moderate sportswear grew at a compounded rate of only 5%.

Within Kellwood's popular-to-moderate segment, three brands dominate and represent the major drivers of growth Sag Harbor(R), Kathie Lee(R) and Cricket Lane(R)/Cape Cod - and collectively represent 75% of total segment sales.

                      Brand Names                  Products                 Distribution Channel
                      -----------                  --------                 --------------------
SAG HARBOR        Sag Harbor(R), Sag           Career related               Department Stores,
                  Harbor Woman(TM),            separates                    National Chains,
                  Sag Harbor Petites(TM)       accessories with             Mass Merchants,
                                               sweaters, shirts and         Specialty Stores and
                                               Tee Tops creating a          Catalogs.
                                               total wardrobe
                                               concept in all size ranges.


HALMODE           Kathie Lee(R).               Dresses and                  Department Stores
APPAREL, INC.     Melissa Harper(R),           sportswear for misses        National Chains,
                  M.H.M.(R), Halmode           juniors, plus and            Mass Merchants,
                  Plus(TM), Halmode            petite sizes at              Specialty Stores,
                  Plaza South Plus(TM),        popular-to-better            Mail Order and
                  Vintage Blue(TM),            price points.                Non-Retail.
                  Vintage Studio(TM),          Maternity wear and
                  California Influence(TM)     uniforms

CRICKET LANE      Cricket Lane(R), The         Sportswear for petite        Department Stores,
                  American Collection(R),      sizes 8 to 18, misses        National Chains, &
                  Cape Cod Sportswear(R),      sizes 10 to 20,              Mass Merchants.
                  Simply Petites(TM),          women's sizes 38 to 44.
                  Pembrooke Sport(R),
                  Prestige Collection(TM)

Items sold under the Kathie Lee(R) trademark are manufactured under license from Lambchop Productions Ltd., the owner of the trademark Kathie Lee(R).

Better-to-Bridge Women's Sportswear

The market at retail for Better-to-Bridge priced women's sportswear is approximately $9 billion and is dominated by relatively few national brands such as Jones New York, Liz Claiborne, Donna Karan, St. John Knits, etc. With fiscal year 1998 sales in the range of $200 million, Kellwood is not a significant factor in this market. However, the reason the company has invested in this segment of the market is diversification.

Kellwood's customer base in this segment consists of approximately 5,000 small specialty stores and specialty stores chains, regional/second tier department stores and better specialty.

                      Brand Names                  Products                 Distribution Channel
                      -----------                  --------                 --------------------
DAVID DART        D.A.R.T.(TM), David          Bridge casual                Upscale Department
DESIGN GROUP      Dart(R), David Dart          sportswear and               and Specialty Stores;
                  Collection, David            dresses for misses           and David Dart
                  Dart Dress(TM), David        plus, and petite misses      Emporiums.
                  Dart Emporium(R),            Also, maternity.
                  David Dart Sport(R)

                  Melrose(R),                  Updated career and           Specialty Stores,
                  Melrose Studio(R)            key item separates           Department Stores,
                  Melrose Collectibles         sizes 6 to 16, with          Mass Merchants and
                  Fern Bratten for             specialty lines for          National Chains.
                  Melrose(TM)


ROBERT SCOTT/     David Brooks(R),             Better-priced                Better Specialty
DAVID BROOKS      Robert Scott(R),             sportswear for               Stores, Mail Order
                  Robert Terry(R), Bill        women's and misses           and Better
                  Burns(R)                     sizes 4 to 18 and            Department Stores
                                               Petites 2 to 14.

GOODMAN           Northern Isles(R),           Sweaters, knitwear           Department Stores
KNITTING          Portraits by                 and sportswear for           Specialty Stores and
                  Northern Isles(R),           misses, petites              Catalogs.
                  Tisbury Bay(TM) by           women.  Casual
                  Northern Isles(R)            and career dresses for
                  misses and petite sizes.

Items manufactured under the Bill Burns(R) trademark are manufactured under license from Bill Burns New York, Inc., the owner of the trademark Bill Burns(R).

Private Label

Kellwood's private label capability covers a broad range of product from intimate apparel and loungewear to outerwear, activewear, pants and jeans, workwear and sweaters.

Kellwood's private label business has evolved over the past few years from a contracting business into a product development business strategically positioned to assist the retailer in differentiating their merchandise mix.

Kellwood has invested in design and merchandising talent and in computer aided design technology. With these resources, Kellwood is able to partner with leading retailers in the design and delivery of floor ready merchandise and programs to meet targeted price points.

Kellwood is vertical in fashion, such as chenille and tricot; and performance, such as nylon and lycra blends fabrications which provides a cost advantage, as well as enhances our merchandising/product development capability.

The private label business is increasingly becoming a program versus item business. As a result, stock replenishment and E.D.I. capability provide Kellwood with a competitive advantage enabling the company to bid on multi-million dollar programs with the leading retailers in the National Chain (Sears, J. C. Penney, Wards), Mail Order and Department Store channels of distribution. To date, only a limited amount of business is done with the discounters -- which thus provides an opportunity for future growth.

Kellwood's private label business is uniquely positioned to service a broad range of retail price points due principally to our flexible and diversified sourcing base. By only producing 57% of what the company sells in plants that are owned, Kellwood is not constrained by only being able to market what we make or with having to fill excess capacity. By being able to outsource 43% of our sales, Kellwood is able to shop the world in order to meet a price point. Additionally, the mix of offshore sourcing has grown from 20% in 1992 to 57% in 1998.

Smart Shirts

Smart Shirts is a leading manufacturer of woven dress and sport shirts -- and also manufacturers ladies blouses and men's pants. The company recently started a knit shirt operation in Sri Lanka which will expand Smart Shirts' product offering beyond woven shirts.

Smart Shirts has upgraded its customer base from a mix of contracting with other apparel manufacturers and retail customers -- to a product development business with the better department stores and catalog houses selling shirts which retail at prices in excess of $30.

In order to enhance its competitive position and provide for future growth, during fiscal year 1998, Smart Shirts moved all woven shirt cutting operations out of Hong Kong into China -- and relocated and expanded its woven shirt sewing facilities in China. The improvements in production costs and the productivity of the workers in the new facility have enabled Smart Shirts to grow as well as enhance gross margins.

Recreational Products

American Recreation Products is a leading company in the camping products industry servicing all channels of distribution under four major brands (Wenzel, Slumberjack, Kelty, Sierra Designs) positioned within each channel.

                Brands                        Channels of Distribution
                ------                        ------------------------
                Wenzel                        Mass Merchant/
                                              Discount

                Slumberjack                   Sporting Goods
                                              Chains & Catalogs

                Kelty                         Specialty Outdoor
                                              Chains

                Sierra Designs                Upper End Specialty
                                              Outdoor Chains

Markets served include family camping, backpacking and mountaineering. Major product lines include tents, sleeping bags, back packs and technical apparel and accessories.

Channels of Distribution and Customers

Kellwood sells its products through multiple channels of distribution, including national retail chains, departments stores, specialty stores, mass merchants, mail order houses, sporting goods stores, discounters and other retailers. Apparel products accounted for approximately 92% of total sales in the fiscal year ended April 30, 1998. Wal-Mart and J.C. Penney were Kellwood's largest customers in fiscal year 1998 representing approximately 10.8% and 9.1%, respectively, of total sales. The company's other principal customers include, among others, Sears, Federated, Dayton Hudson, and L.L. Bean. In fiscal year 1998, Kellwood's top 20 customers accounted for 68% of total sales compared to 64% in fiscal year 1997.

Sourcing and Manufacturing

Kellwood's global sourcing is diversified in terms of the range of products produced and sourced. Kellwood maintains sourcing relationships with a network of contract manufacturers in the United States and in approximately 30 countries around the world. Products sourced through these relationships account for approximately 75% of Kellwood's total sales in fiscal year 1998. This network is supplemented by 32 company-operated plants in the United States, Canada, the Caribbean Basin, Central America, Hong Kong, the People's Republic of China and Sri Lanka.

Through the use of its global sourcing network, Kellwood seeks to meet the retailer's need for competitively priced merchandise, quick response and reorder capability. As a result of Kellwood's global sourcing strategy, products sourced outside the United States from contractors and Kellwood plants have increased from 54% in fiscal year 1996 and 66% in fiscal year 1997 to 73% in fiscal year 1998. No single supplier provides more than five percent of total company purchases. The company's management is continually evaluating further diversification of its sourcing and manufacturing capabilities to ensure its position as a responsive and low cost producer.

Acquisition of Fritzi

Shortly before Kellwood's and Koret's agreement to merge, Kellwood reached an agreement to purchase substantially all the assets of Fritzi California. The acquisition was completed on December 11, 1998. The acquisition of Fritzi will fill two voids in Kellwood's customer/category mix of merchandising capability - namely, the junior, young women-ages 12-29 -- and young girls'-ages 6-11-markets.

Fritzi designs, contracts for manufacture and sells moderately priced dresses and sportswear through multiple channels of distribution, including department stores and specialty stores. The sportswear and dresses are sold under the My Michelle(R) and You Babes(R) brands.

Fritzi had sales of approximately $106 million for its year ended September 30, 1998 - an increase of 14% over the prior year after adjustments to exclude the discontinued missy business. Consumer demographics are favorable and should support continued top line growth. Future growth will also come from new products, new customers and new channels of distribution.

The purchase of Fritzi was done using 844,000 shares of Kellwood common stock and accounted for as a purchase. After the recognition of any one-time charges associated with purchase accounting, it is expected that the acquisition will be accretive to Kellwood's earnings per share. Kellwood has filed a Registration Statement on Form S-3 related to these shares.

Kellwood plans to consolidate selected Fritzi operations and reduce overhead. The company also anticipates being able to reduce Fritzi's cost of goods sold through leveraging the procurement needs of Fritzi with Kellwood's purchases under the company's Vision 2000 program and by increasing the amount of product manufactured off shore.

Reorganization and Restructuring of Operating Assets

As part of its Vision 2000 program, Kellwood developed and began implementing a plan to reorganize and restructure several operating units that were experiencing operating losses or performing below expectations. Key components of the plan include the consolidation of similar types of operating units, relocation and consolidation of distribution facilities in the northeast, midwest and west coast, and elimination of redundancies between operating units. These activities are currently in process and will continue through fiscal 2000.

Kellwood is presently evaluating the effect these changes and changing market conditions have had or will have on the respective operations and will review and analyze the financial plans which will be submitted by the operating units in the fourth quarter of fiscal 1999. For each operating unit, Kellwood plans to review expected future cash flows and assess the realizability of the carrying value of intangible assets, including goodwill. The combined carrying value of goodwill for these particular operating units approximates $50 million. It is possible this assessment, which is expected to be completed in the fourth quarter of fiscal 1999, will identify an impairment of goodwill and other intangible assets or result in a change in the remaining useful lives of these assets.

                               BUSINESS OF KORET

The Company

Koret, Inc., headquartered in Oakland, California, is a leading North American designer, manufacturer and distributor of moderately-priced women's coordinate sportswear, which includes blazers, skirts, pants, shorts, blouses, shirts and sweaters linked by color, fabric or theme. The Koret(R) brand is considered to be one of the top three department store brands of moderately-priced women's sportswear in North America and is targeted primarily towards women over the age of 45. Koret believes that the strength of the Koret(R) brand name, together with quality and classic styling has contributed to the success of its core products.

Koret has built upon the success of these core products and the equity of the Koret(R) brand by diversifying its product lines to include a full range of coordinated groups. Koret's product lines cover both the career as well as the casual clothing needs of its customers. Koret has also implemented changes in its contractor sourcing network and technological changes at its U.S. distribution facility in Chico, California to enhance the quality and efficiency of its operations. Koret has expanded its distribution channels to include company-owned retail outlets and distribution in Canada through its West Coast Apparel, Inc. subsidiary. Koret has also diversified its product offering to include accessories marketed through its New Campaign, Inc. subsidiary.

Koret, Inc. has its principal executive offices at 505 14th Street in Oakland, California. It is a holding company with three operating subsidiaries engaged
in the following businesses: o     Koret of California, Inc. designs,
manufactures and distributes women's coordinated sportswear, principally under the Koret(R) brand name and includes company-owned retail stores.

     o New Campaign, Inc. distributes belts and small leather goods under the Polo by Ralph Lauren(R) license agreements.

     o West Coast Apparel, Inc. manufactures and distributes the Koret(R) line for the Canadian market out of its Vancouver, Canada facility. This subsidiary also designs, manufactures and distributes Mr. Jax(R), a leading Canadian line of better-to-bridge sportswear.

Koret has approximately 1,300 employees, approximately 40% of whom are represented by a union.

History

Koret traces its origins to 1938 in San Francisco, where Joseph Koret and his wife, Stephanie, founded Koret of California. They gained national recognition as a leading women's apparel manufacturer, producing coordinated skirts and sweaters. In 1964, Koret executives were instrumental in developing and patenting the permanent press process that became known as Koratron. Koret of California, Inc. became a publicly-owned company in May 1966, later changing its name to Koracorp Industries, Inc. Koracorp Industries became a multinational apparel company, with Koret of California as the leading company in its women's apparel group. In 1979, Koracorp Industries was acquired by Levi Strauss.

In November 1986, Levi Strauss sold Koret of California, Inc. along with Koret Canada, Inc. to KNA Acquisition Corp., which changed its name to Koret, Inc. in 1987. Koret, Inc.'s investors, led by Martin J. Granoff, included key members of Koret's management, certain officers and employees of Oppenheimer & Co., Inc. and certain outside investors.

Recapitalization

Koret, Inc.'s capitalization was restructured in 1989, borrowing $50.5 million from three insurance companies. The funds were used to repay the outstanding balance of certain debt, including the remaining indebtedness owed to Levi Strauss and to purchase stock from certain stockholders who participated in an offer by Koret to purchase stock.

In June 1992, Koret refinanced its insurance company debt by entering into a Revolving and Term Loan Agreement with BNY Financial Corporation, Koret's factor, along with a Subordinated Credit Agreement for $15 million with Bankers Trust Company.

In July 1994, Koret issued 3,091,190 shares of Class C Special common stock in a private placement for an aggregate price of $20 million. The company used the proceeds to repay $10 million of the secured term loan with its factor, and to retire $10 million of the subordinated note with Bankers Trust.

Acquisitions

In 1989 Koret formed Counterparts Sportswear, Inc. which acquired the assets of two related women's apparel companies from the companies' founders. Koret exited this business in March 1998 by selling all trademarks, trade names, designs, copyrights and other intellectual property of Counterparts.

In December 1994 Koret Canada acquired substantially all of the stock of Mr. Jax Fashions, Inc., a Canadian designer, manufacturer and distributor of high quality women's apparel, together with its subsidiary, West Coast Woollen Mills, Ltd. In a related transaction, Koret of California acquired MJF Imports, Inc., a U.S. company focused on selling the Mr. Jax product line into the U.S. market. In December 1995 Koret Canada, Inc. and Mr. Jax fashions, Inc. merged to form West Coast Apparel, Inc.

In March 1995 Koret, through its newly formed subsidiary New Campaign, Inc., acquired the net assets of Campaign, Inc. and all of the outstanding stock of Pheasant Incorporated. These companies, located in Norfolk, Virginia, are jointly engaged in the manufacturing and distribution of high quality leather products and accessories under the Polo by Ralph Lauren(R) and Campaign(R) brands.

Koret's Business Units

Koret, Inc. comprises four main business units:
     o     Koret of California

     o     Retail stores

     o Canada which consists of West Coast Apparel-Koret Canada, Mr. Jax(R), West Coast Woollen Mills and MJF Imports

     o     New Campaign

The information presented below concerning the contributions of each of Koret's four main business units to Koret's total 1998 sales excludes sales by the Counterparts division, which was sold in 1998.

Koret of California

Koret of California accounted for approximately 73% of Koret's 1998 sales. This business unit designs, manufactures, distributes and sells branded women's sportswear sold to retailers under a variety of labels including "by Koret(R)", as well as certain Koret proprietary labels. Koret is positioned at the upper end of the "moderate" price point. Koret of California's price points, products and consumers are complementary to Kellwood's product offerings generally.

In fiscal 1998, approximately 50% of Koret of California's product was sourced from Asia, with 31% sourced from Mexico, the Caribbean basin and Central America and 15% sourced from North America.

Koret's customer mix will help broaden Kellwood's base. Of Kellwood's top three customers, Koret sells to only one, J.C. Penney. This customer accounted for approximately 6% of Koret of California's 1998 sales. Koret of California's largest customer is Dillard's, which accounted for approximately 17% of Koret of California's 1998 sales. Dillard's is not among Kellwood's ten largest customers.


Retail Stores

Retail stores accounted for approximately 6% of Koret's 1998 sales and carry Koret merchandise only. Koret currently operates 33 outlet stores in upscale outlet malls throughout the U.S. The stores generally range in size from 2,500 to 3,000 square feet. The merchandising strategy is to stock the stores with the prior year's product lines, including closeouts.

The Canadian Business

The Canadian business accounted for approximately 10% of Koret's fiscal 1998 sales and consists principally of two parts. Approximately half of this business is Koret and consists of the same moderately priced line of sportswear sold in the U.S.; and the other half of the Canadian business is Mr. Jax(R) and related brands, a better-to-bridge line of career sportswear.

West Coast Apparel, Inc.'s Canadian plant produces most of the Jax product and approximately 20% of the Koret (R) line. The balance of the Koret line is sourced through the same contractors that produce the Koret line for the U.S.

New Campaign

New Campaign is an accessory business that accounts for approximately 11% of Koret's 1998 sales. Approximately 98% of New Campaign's current business is product sold under the Polo by Ralph Lauren(R) brands, including belts, key cases, attache cases, wallets and other small leather goods.

The majority of New Campaign's sales are to department stores, with the remainder split between Polo(R) shops and specialty stores, duty free shops and other channels.


                    KORET PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information concerning the Koret common stock beneficially owned, as of March 23, 1999, by

     o     directors of Koret,

     o the chief executive officer and the four other most highly compensated executive officers of Koret,

     o     all directors and executive officers of Koret as a group,

     o     owners of more than 5% of the outstanding Koret common stock, and

     o those holders of Koret common stock listed below who are entitled to offer and sell shares of Kellwood common stock pursuant to this prospectus and who are referred to below as selling stockholders. Each of the persons and entities named below other than Bankers Trust New York Corporation and BT Alex Brown Incorporated, are selling stockholders.

The table below also sets forth information concerning the Kellwood common stock which the persons named below will receive in the merger. Following the table is additional information concerning the beneficial ownership of the shares of Koret common stock shown as beneficially owned by the individuals and entities named in the table. Except as otherwise noted in the text following the table, each named person or entity has sole voting and investment power over the shares beneficially owned by him, her or it. Unless otherwise indicated, the address of each person named in the table is c/o Koret of California, Inc., 505 14th Street, Oakland, California 94612-1406.

                                                                                  Beneficial Ownership of
                                                                               Kellwood Stock to be Received
                                                                               in the Merger in Exchange for
                                       Beneficial Ownership Prior to the         Koret Stock, Warrants and
                                                    Merger                                Options
                                       ----------------------------------    --------------------------------
                                                                                               Percent of
                                                                                                  Fully             Number of
                                                                             Number of           Diluted         Kellwood Shares
                                             Number of        Percent         Kellwood          Kellwood         Offered by this
 Title of Class    Beneficial Owner        Koret Shares       of Class         Shares             Stock            Prospectus
------------------ ------------------- -------------------   -----------    -------------     --------------    ----------------
Class A Common
                   Martin J. Granoff          1,458,644        29.75%         878,890              3.2%              878,890

                   Steven Rudin                 193,750        3.87%          116,741              *                 116,741

                   Nathan Gantcher              362,549        7.39%          218,449              *                 218,449

                   Randall Blumenthal                 0          0%              0                 0%                      0

                   Fred G. Smeyne               170,250        3.47%          102,582              *                 102,582

                   Joanne T. Bjork              245,039         5.0%          147,645              *                 147,645

                   Bradley Kennison               8,500          *             5,121               *                   5,121

                   H. Richard Partida            30,000          *             18,076              *                  18,076

                   All directors and          2,468,732        49.34%        1,487,504             5.4%            1,487,504
                   executive officers
                   as a group (8
                   persons)
Class B
Non-Voting Common
                   Bankers Trust New            603,282         100%          363,500              1.3%                    0
                   York Corporation)

                   BT Alex Brown                603,282         100%          363,500              1.3%                    0
                   Incorporated
Class C Special
Common
                   GS Capital                 2,782,071        90.0%         1,676,306             6.0%             1,676,306
                   Partners, L.P.


                   Stone Street Fund            151,005        4.89%           90,986              *                   90,986
                   1994, L.P.
                   Bridge Street Fund           158,114        5.11%           95,269              *                   95,269
                   1994, L.P.

*  Less than 1%

Set forth below is additional information concerning beneficial ownership of the shares of Koret common stock which are shown in the above table as beneficially owned by the named individual or entity prior to the merger.

Martin J. Granoff - includes 100,000 shares of Koret common stock held by trusts for the benefit of Mr. Granoff's adult children, for which Mr. Granoff serves as trustee, and 100,000 shares owned by Mr. Granoff's wife. Mr. Granoff disclaims beneficial ownership of the Koret common stock held by his wife.

Steven Rudin - includes 100,000 shares subject to options held by Mr. Rudin, all of which are currently exercisable.

Nathan Gantcher - includes 133,045 shares of Koret common stock held by CIBC Oppenheimer Corp., for which Mr. Gantcher serves as Vice Chairman, as to which shares Mr. Gantcher disclaims beneficial ownership. Mr. Gantcher's address is c/o CIBC Oppenheimer Corp., World Financial Center, 200 Liberty Street, New York, NY 10281.

Randall Blumenthal - Mr. Blumenthal is a Vice President of Goldman Sachs & Co., affiliates of which own 100% of the Class C common stock. Mr. Blumenthal's address is c/o Goldman Sachs, 85 Broad Street, New York, NY 10004.

Fred G. Smeyne - includes 115,000 shares held by an individual retirement account for the benefit of Fred Smeyne, for which Prudential Securities serves as custodian.

Joanne T. Bjork - includes 131,590 shares held by an individual retirement account for the benefit of Joanne T. Bjork, and 68,410 shares held by an individual retirement account held by Arthur Bjork, Ms. Bjork's husband. Ms. Bjork disclaims beneficial ownership of the Koret common stock held by her husband.

Bradley Kennison - includes 5,000 shares held by an individual retirement account for the benefit of Bradley B. Kennison, for which PaineWebber Incorporated serves as custodian.

H. Richard Partida - these shares are held by The Partida Family Living Trust.

Bankers Trust New York Corporation and BT Alex Brown Incorporated - Includes 553,282 shares subject to warrants held by Bankers Trust New York Corporation and 50,000 shares subject to warrants held by its subsidiary, BT Alex Brown Incorporated. Bankers Trust New York Corporation and BT Alex Brown Incorporated hold warrants to purchase an aggregate of 603,282 shares of Koret Class B Non-Voting stock. None of these warrants has been exercised but all of them are currently exercisable. It is expected that following receipt of stockholder approvals at the meetings but prior to the effective time of the merger, Bankers Trust New York Corporation and BT Alex Brown Incorporated will exercise their warrants for Koret Class B stock and that such shares of Class B stock will be converted into shares of Koret Class A stock. The address of Bankers Trust New York Corporation and BT Alex Brown Incorporated is 130 Liberty Street, New York, New York 10006.

GS Capital Partners, L.P., Stone Street Fund 1994, L.P. and Bridge Street Fund 1994, L.P. - represents 3,091,190 shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs

Group, L.P. are the general partner, managing general partner or investment manager. Includes 2,782,071 shares held of record by GS Capital Partners, L.P., 151,005 shares held of record by Stone Street Fund 1994, L.P. and 158,114 shares held of record by Bridge Street Fund 1994, L.P. The Goldman Sachs Group, L.P. disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, L.P. and its affiliates. Each such investment partnership shares voting and investment power with certain of its respective affiliates. The address of these investment partnerships is 85 Broad Street, New York, New York 10004.


                              PLAN OF DISTRIBUTION

This joint proxy statement/prospectus also relates to the offer from time to time following the merger of Kellwood common stock by the selling stockholders. Kellwood has registered with the SEC the Kellwood common stock issued pursuant to the merger. Registration of the Kellwood stock does not necessarily mean that any of the shares of Kellwood stock will be sold by the selling stockholders. Each of the selling stockholders has agreed that he, she or it will not sell or otherwise reduce its risk relative to any Koret common stock or Kellwood common stock received by it in the merger during the period commencing 30 days prior to the effective time of the merger and ending when the financial results covering at least 30 days of post-merger operations have been published by Kellwood. This period is referred to below as the restricted period.

Kellwood will not receive any of the proceeds from the sale of the Kellwood stock offered by the selling stockholders.

The distribution of shares of Kellwood stock may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or in other transactions at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Any underwritten offering may be on either a "best efforts" or a "firm commitment" basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or from purchasers for whom they may act as agents. Underwriters may sell this stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling stockholders and any underwriters, dealers or agents that participated in the distribution of their Kellwood stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of Kellwood stock by them and any discounts, commissions or concessions received by those underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

At a time a particular offer of Kellwood stock is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

The sale of Kellwood stock by the selling stockholders may also be effected from time to time by selling the stock directly to purchasers or to or through broker-dealers. In connection with any sale, a broker-dealer may act as agent for the selling stockholders or may purchase from the selling stockholders all or a portion of the selling stockholders' Kellwood stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on the NYSE or other exchanges on which the Kellwood stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise, in each case at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

The Kellwood stock received by the selling stockholders may also be sold in one or more of the following transactions:

     o block transactions, which may involve crosses, in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by a broker-dealer for its own account pursuant to a prospectus supplement;

     o a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules;

     o ordinary brokerage transactions and transactions in which these broker-dealers solicit purchasers;

     o sales at the market to or through a market maker or into an existing trading market, on an exchange or otherwise, for the shares; and

     o sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale. Broker-dealers may also receive compensation from purchasers of Kellwood stock from the selling stockholders, which is not expected to exceed amounts that are customary for the types of transactions involved.

In connection with distributions of Kellwood stock or otherwise, and after the restricted period referred to above, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the merger. These broker-dealers may engage in short sales of Kellwood stock or other transactions in the course of hedging the positions assumed by persons in connection with hedging transactions or otherwise. The selling stockholders may also sell Kellwood stock short and redeliver Kellwood stock to close out short positions; enter into option or other transactions with broker-dealers or others which may involve the delivery to these persons of Kellwood stock offered hereby, which Kellwood stock these people may resell pursuant to this prospectus; and/or pledge Kellwood stock to a broker or dealer or others and, upon a default, these people may effect sales of Kellwood stock pursuant to this prospectus. In addition, any Kellwood stock covered by this joint proxy statement/prospectus that qualifies for resale pursuant to Rule 145 of the Securities Act may be sold under Rule 145, rather than with this joint proxy statement/prospectus.

In order to comply with securities laws of certain states, if applicable, Kellwood stock held by the selling stockholders may be sold only through registered or licensed brokers or dealers.

Until the distribution of Kellwood stock held by the selling stockholders is completed, rules of the SEC may limit the ability of any underwriters and selling group members to bid for and purchase Kellwood stock. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of Kellwood stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Kellwood stock.

The lead underwriters may also impose a penalty bid on certain other underwriters participating in the offering and selling group members. This means that, if the lead underwriters purchase Kellwood stock in the open market to reduce the underwriters' short position or to stabilize the price of Kellwood stock, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold Kellwood stock as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resale of the security before the distribution is completed.

Kellwood makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of Kellwood stock. In addition, Kellwood makes no representation that underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

All expenses associated with filing and maintaining the effectiveness of this registration statement will be paid by Kellwood. Other expenses incident to the offering and sale of Kellwood stock by the selling stockholders, including brokerage and underwriting commissions, will be paid by the selling stockholders.

                             STOCKHOLDER PROPOSALS

Stockholders of Kellwood may submit proposals to be considered for stockholder action at the 2000 Annual Meeting of Stockholders of Kellwood if they do so in accordance with applicable regulations of the SEC and with the requirements of the Kellwood by-laws. Any stockholder proposal must be submitted to the secretary of Kellwood no later than March 18, 2000 in order to be considered for inclusion in Kellwood's 2000 proxy materials.

                                    EXPERTS

The consolidated financial statements of Kellwood as of April 30, 1998 and 1997 and for each of the three years in the period ended April 30, 1998, incorporated in this joint proxy statement/prospectus by reference to Kellwood's Annual Report on Form 10-K for the year ended April 30, 1998, have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Koret as of November 29, 1998 and November 30, 1997 and for each of the fiscal years in the three year period ended November 29, 1998, included in this prospectus, have been included in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            INDEPENDENT ACCOUNTANTS

Representatives of PricewaterhouseCoopers LLP and KPMG LLP are expected to be present at the Kellwood meeting and the Koret meeting, respectively, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

                                 LEGAL OPINIONS

The validity of the shares of Kellwood common stock being offered hereby is being passed upon for Kellwood by McDermott, Will & Emery. Members of McDermott, Will & Emery own shares of Kellwood common stock.

It is a condition to the completion of the merger that McDermott, Will & Emery, counsel to Kellwood, deliver its opinion concerning certain federal income tax consequences of the merger, dated as of the effective time of the merger.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

The Delaware General Corporation Law (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or derived an improper personal benefit. The Restated Certificate of Incorporation, as amended, of Kellwood contains a provision which eliminates directors' personal liability as set forth above.

The Delaware General Corporation Law (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be indemnified; and authorizes Kellwood to buy directors' and officers' liability insurance. Indemnification provided under Section 145 is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

Kellwood's Restated Certificate of Incorporation, as amended, provides for indemnification to the fullest extent expressly authorized by Section 145 of the Delaware General Corporation Law for directors, officers and employees of Kellwood and also to persons who are serving at the request of Kellwood as directors, officers or employees of other corporations (including subsidiaries). This right of indemnification is not exclusive of any other right which any person may acquire under any statute, bylaw, agreement, contract, vote of stockholders or otherwise.

Kellwood has purchased liability policies which indemnify its directors and officers against loss arising from claims by reason of their legal liability for acts as officers, subject to limitations and conditions as set forth in the policies.

Item 21.  Exhibits.

Exhibit
Number                              Description

   3.1 Restated Certificate of Incorporation, as amended, of Kellwood Company incorporated herein by reference to Form 10-Q for the quarter ended July 31, 1987, SEC File No. 1-340.
   3.2 Bylaws, as amended, of Kellwood Company, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1996, SEC File No. 1-7340.
   4.1 Rights Agreement with respect to Rights to Acquire Series A Junior Preferred Stock between the registrant and Boatmen's Trust Company, incorporated herein by reference to Registration Statement on Form 8-A, effective June 24, 1986, Amendment dated August 21, 1990, incorporated herein by reference to Form 10-Q for the quarter ended October 31, 1990, and Amendment dated May 31, 1996 incorporated herein by reference to Form 8-A/A effective June 3, 1996, SEC File No. 1-7340.
   5.1            Opinion of McDermott, Will & Emery regarding legality
   8.1            Opinion of McDermott, Will & Emery regarding tax matters
  21.1            Subsidiaries of Kellwood
  23.1            Consent of PricewaterhouseCoopers LLP
  23.2            Consent of KPMG LLP
  23.3            Consent of McDermott, Will & Emery (included in Exhibits 5.1 and 8.1)
  24.1            Powers of Attorney

Item 22.  Undertakings.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar amount of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)
         (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on March 24, 1999.

                                   KELLWOOD COMPANY


                                   By:  /s/ THOMAS H. POLLIHAN
                                      -----------------------------------
                                       Thomas H. Pollihan
                                       Vice President, Secretary and General
                                       Counsel


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 24th day of March, 1999:

     Signature                         Title
     ---------                         -----
         *
----------------------   Director, Chairman of the Board, Chief Executive
(William J. McKenna)     Officer (principal executive officer)


         *
----------------------   Director, President and Chief Operating Officer
   (Hal J. Upbin)


         *
----------------------   Director, Vice Chairman
  (James C. Jacobsen)


         *
----------------------   Vice President Finance (principal financial and
 (Gerald M. Chaney)      accounting officer)


         *
----------------------   Director
(Raymond F. Bentele)


         *
----------------------   Director
 (Edward S. Bottum)


         *
----------------------   Director
(Kitty G. Dickerson)

     Signature                         Title
     ---------                         -----

         *
----------------------   Director
 (Leonard A. Genovese)


         *
----------------------   Director
   (Jerry M. Hunter)


         *
----------------------   Director
   (James S. Marcus)


         *
----------------------   Director
    (Fred W. Wenzel)




*By:  /s/ THOMAS H. POLLIHAN
    ------------------------------
          Thomas H. Pollihan
          Attorney-in-fact

                               INDEX TO EXHIBITS

Exhibit
Number                              Description

   3.1 Restated Certificate of Incorporation, as amended, of Kellwood Company incorporated herein by reference to Form 10-Q for the quarter ended July 31, 1987, SEC File No. 1-340.
   3.2 Bylaws, as amended, of Kellwood Company, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1996, SEC File No. 1-7340.
   4.1 Rights Agreement with respect to Rights to Acquire Series A Junior Preferred Stock between the registrant and Boatmen's Trust Company, incorporated herein by reference to Registration Statement on Form 8-A, effective June 24, 1986, Amendment dated August 21, 1990, incorporated herein by reference to Form 10-Q for the quarter ended October 31, 1990, and Amendment dated May 31, 1996 incorporated herein by reference to Form 8-A/A effective June 3, 1996, SEC File No. 1-7340.
   5.1            Opinion of McDermott, Will & Emery regarding legality
   8.1            Opinion of McDermott, Will & Emery regarding tax matters
  21.1            Subsidiaries of Kellwood
  23.1            Consent of PricewaterhouseCoopers LLP
  23.2            Consent of KPMG LLP
  23.3            Consent of McDermott, Will & Emery (included in Exhibits 5.1 and 8.1)
  24.1            Powers of Attorney

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  CONFORMED COPY

                                 AGREEMENT AND
                                 PLAN OF MERGER

                                     AMONG

                               KELLWOOD COMPANY,

                      KELLWOOD ACQUISITION II CORPORATION

                                      AND

                                  KORET, INC.

                                      AND

                          CERTAIN OF ITS STOCKHOLDERS

                                December 1, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I   THE MERGER..................................................    1
     1.1.    The Merger..................................................    1
     1.2.    Effective Time..............................................    2
     1.3.    Effects of the Merger.......................................    2
     1.4.    Charter and By-laws; Directors and Officers.................    2
     1.5.    Conversion of Securities....................................    2
     1.6.    Kellwood to Make Certificates Available.....................    4
     1.7.    No Fractional Securities....................................    5
     1.8.    Return of Exchange Fund.....................................    5
     1.9.    Adjustment of the Consideration.............................    5
     1.10.   No Further Ownership Rights in the Company Common Stock.....    5
     1.11.   Closing of the Company Transfer Books.......................    5
     1.12.   Lost Certificates...........................................    6
     1.13.   Further Assurances..........................................    6
     1.14.   Escrow......................................................    6
 ARTICLE II  THE CLOSING OF THE MERGER...................................    6
     2.1.    Closing.....................................................    6
     2.2.    Deliveries by Kellwood......................................    6
     2.3.    Deliveries by the Company and the Stockholders..............    7
     2.4.    Closing Agreements..........................................    7
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............    7
     3.1.    Authority...................................................    7
     3.2.    Validity....................................................    7
     3.3.    Ownership of Stock..........................................    8
     3.4.    Due Organization............................................    8
     3.5.    Subsidiaries................................................    8
     3.6.    Capital Stock...............................................    9
     3.7.    Transactions with Related Parties...........................   10
     3.8.    Financial Statements........................................   10
     3.9.    Interim Change..............................................   10
     3.10.   Banking Relationships and Investments.......................   11
     3.11.   Accounts Receivable.........................................   11
     3.12.   Inventory...................................................   11
     3.13.   Motor Vehicles..............................................   11
     3.14.   Insurance...................................................   11
     3.15.   Title to Assets.............................................   11
     3.16.   Real Estate.................................................   12
     3.17.   Real Estate Leases..........................................   12
     3.18.   Personal Property Leases....................................   12
     3.19.   Intellectual Property.......................................   12
     3.20.   Software and Information Systems............................   13
     3.21.   Customers and Suppliers.....................................   14
     3.22.   Employees...................................................   15
     3.23.   Employee Benefit Plans......................................   16
     3.24.   Licenses and Permits........................................   18
     3.25.   Material Contracts..........................................   19
     3.26.   Taxes.......................................................   20
     3.27.   Product Warranty............................................   21

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                                                                          ----
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     3.28.  Product Liability...........................................   21
     3.29.  Legal Proceedings...........................................   21
     3.30.  Environmental Matters.......................................   22
     3.31.  Compliance with Law.........................................   23
     3.32.  Absence of Undisclosed Liabilities..........................   24
     3.33.  Brokers.....................................................   24
     3.34.  Disclosure..................................................   24
     3.35.  Pooling of Interests; Reorganizations.......................   24
     3.36.  Required Vote of the Company Stockholders...................   24
     3.37.  Registration Statement and Joint Proxy Statement............   24
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF KELLWOOD AND SUB..........   25
     4.1.   Authority...................................................   25
     4.2.   Validity....................................................   25
     4.3.   Due Organization............................................   25
     4.4.   Brokers.....................................................   25
     4.5.   Registration Statement and Joint Proxy Statement............   25
     4.6.   Opinion of Financial Advisor................................   26
     4.7.   Required Vote of Kellwood Stockholders......................   26
     4.8.   Capitalization of Kellwood and Sub..........................   26
     4.9.   Kellwood Commission Reports.................................   26
     4.10.  Accounting Matters; Reorganization..........................   27
     4.11.  No Material Adverse Change..................................   27
     4.12.  Disclosure..................................................   27
     4.13.  No Plan or Intention to Reacquire Stock.....................   27
     4.14.  Control.....................................................   27
     4.15.  No Plan to Dispose of Company Assets or Stock...............   27
     4.16.  Continuity of Business Enterprise...........................   27
     4.17.  Substantially all of Sub's Assets Transferred...............   27
 ARTICLE V  COVENANTS RELATING TO CONDUCT OF BUSINESS AND THE
            OBLIGATIONS OF THE COMPANY AND THE STOCKHOLDERS.............   28
     5.1.   Interim Conduct of Business.................................   28
     5.2.   Access......................................................   29
     5.3.   Confidentiality.............................................   29
     5.4.   HSR Act Filing and Other Consents...........................   29
     5.5.   Waiver of Recourse..........................................   30
     5.6.   Notice of Developments......................................   30
     5.7.   Trading in Kellwood.........................................   30
     5.8.   Alternative Proposals.......................................   30
     5.9.   Stockholders' Agreements....................................   31
     5.10.  Reasonable Best Efforts.....................................   31
     5.11.  Termination of 401(k) Plans.................................   31
 ARTICLE VI COVENANTS OF KELLWOOD.......................................   32
     6.1.   HSR Act Filing and Other Consents...........................   32
     6.2.   Best Efforts................................................   32
     6.3.   Indemnification; Directors' and Officers' Insurance.........   32
     6.4.   Sub.........................................................   32
     6.5.   Access......................................................   33
     6.6.   Notice of Developments......................................   33
     6.7.   Employees and Employee Benefits.............................   33
     6.8.   Confidentiality.............................................   33

                                                                          Page
                                                                          ----
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     6.9.     Labor Agreement Compliance................................   34
     6.10.    Interim Conduct of Business...............................   34
 ARTICLE VII  ADDITIONAL AGREEMENTS.....................................   34
     7.1.     Stockholder Meetings......................................   34
     7.2.     Pooling of Interests; Reorganization......................   34
     7.3.     Preparation of the Registration Statement and the Joint
              Proxy Statement...........................................   35
 ARTICLE VIII CONDITIONS PRECEDENT TO THE MERGER........................   35
     8.1.     Conditions to Each Party's Obligation to Effect the
              Merger....................................................   35
     8.2.     Conditions to Obligation of the Company to Effect the
              Merger....................................................   36
     8.3.     Conditions to Obligations of Kellwood and Sub to Effect
              the Merger................................................   36
 ARTICLE IX   TERMINATION BY PARTIES....................................   37
     9.1.     Termination...............................................   37
     9.2.     Termination Fees..........................................   38
     9.3.     Effect of Termination.....................................   39
     9.4.     Change of Control.........................................   39
 ARTICLE X    SURVIVAL AND INDEMNIFICATION..............................   39
    10.1.     Survival..................................................   39
    10.2.     Indemnification...........................................   39
    10.3.     Notice of Claims..........................................   39
    10.4.     Limitations on Stockholders' Indemnification Obligation...   40
    10.5.     Third Party Claims........................................   40
 ARTICLE XI   GENERAL PROVISIONS........................................   40
    11.1.     Amendments and Waiver.....................................   40
    11.2.     Notices...................................................   41
    11.3.     Expenses..................................................   41
    11.4.     Counterparts..............................................   41
    11.5.     Successors and Assigns....................................   42
    11.6.     Entire Transaction........................................   42
    11.7.     Applicable Law............................................   42
    11.8.     Jurisdiction..............................................   42
    11.9.     Accounting Terms..........................................   42
    11.10.    Knowledge.................................................   42
    11.11.    Other Rules of Construction...............................   43
    11.12.    Announcements.............................................   43
    11.13.    Partial Invalidity........................................   43
    11.14.    Certain Taxes.............................................   43

                         AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER, dated as of December 1, 1998 (this "Agreement"), by and among Kellwood Company, a Delaware corporation ("Kellwood"), Kellwood Acquisition II Corporation, a Delaware corporation and a wholly-owned subsidiary of Kellwood ("Sub"), Koret, Inc., a Delaware corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations"), and the stockholders of the Company listed on the signature page hereof (the "Stockholders").

  WHEREAS, the Company is engaged in the design, manufacture, marketing and distribution of apparel (the "Business");

  WHEREAS, the respective Boards of Directors of Kellwood, Sub and the Company have approved and declared advisable the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby (a) each issued and outstanding share of Class A Common Stock, par value $.01 per share, Class B Non-Voting Common Stock, par value $.01 per share, and Class C Special Common Stock, par value $.01 per share, of the Company (collectively the "Company Common Stock") not owned directly or indirectly by the Company will be converted into shares of Common Stock, par value $.01 per share, of Kellwood (including associated rights to acquire Kellwood's Series A Junior Preferred Stock) (the "Kellwood Common Stock"), (b) outstanding options and warrants to acquire Company Common Stock will be converted into options and warrants to acquire shares of Kellwood Common Stock, and (c) Kellwood will become the sole stockholder of the Surviving Corporation (as hereinafter defined);

  WHEREAS, the respective Boards of Directors of Kellwood and the Company have determined that the Merger is in furtherance of and consistent with the respective long-term business strategies of Kellwood and the Company and is in the best interest of the respective stockholders of Kellwood and the Company;

  WHEREAS, in order to induce Kellwood and Sub to enter into this Agreement, concurrently herewith the Stockholders are entering into this Agreement pursuant to which, among other things, each Stockholder agrees, subject to the terms and conditions of Section 5.9 hereof, to vote in favor of this Agreement and the Merger and against any competing proposals;

  WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") by reason of
Section 368(a)(2)(E) thereof; and

  WHEREAS, it is intended that the Merger will be recorded for accounting purposes as a pooling of interests.

  NOW, THEREFORE, in consideration of the premises and promises herein contained, the parties agree as set forth below:

                                   ARTICLE I

                                  THE MERGER

  1.1. The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the election of Kellwood, any direct wholly-owned Subsidiary (as hereinafter defined) of Kellwood may be substituted for Sub as a constituent corporation in the Merger, provided that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities, and provided further that such substitution would not jeopardize the qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Kellwood and the Company, in order to reflect such substitution.

  1.2. Effective Time. The Merger shall become effective when a Certificate of Merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is accepted for recording or such later date and time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made on the Closing Date (as hereinafter defined).

  1.3. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL. From and after the Effective Time, the Surviving Corporation shall be a wholly-owned subsidiary of Kellwood.

  1.4. Charter and By-laws; Directors and Officers.

  (a) At the Effective Time, the Certificate of Incorporation, as amended, of Sub (the "Sub Charter"), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the By-laws of Sub (the "Sub By-laws"), as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Sub Charter, a copy of which is attached hereto.

  (b) The directors of Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Sub at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

  1.5. Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

    (a) Sub Common Stock. Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation;

    (b) Treasury Stock. All shares, if any, of the Company Common Stock that are held in the treasury of the Company or by any wholly-owned Subsidiary of the Company shall be cancelled and no capital stock of Kellwood or other consideration shall be delivered in exchange therefor;

    (c) Conversion of the Company Common Stock. Subject to Sections 1.8 and
  1.10 hereof, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.5(b)), shall be converted into and exchanged solely for that number of shares of Kellwood Common Stock determined by dividing (i) the total number of shares of Kellwood Common Stock to be issued (Five Million Two Hundred Forty-One Thousand (5,241,000) shares of Kellwood Common Stock) by (ii) the total number of issued and outstanding shares of Company Common Stock on a fully diluted basis on the date hereof (including the option and warrants described below) (Eight Million Six Hundred Ninety-Eight Thousand One Hundred Ninety-One (8,698,191) shares of Company Common Stock) resulting in an exchange ratio of 0.6025391 (the "Exchange Ratio");

    (d) Conversion of Company Option. The option issued to Steven Rudin to purchase One Hundred Thousand (100,000) shares of Company Common Stock for One Dollar ($1.00) per share shall automatically and without any action of the holder thereof be converted into an option to purchase such number of whole shares of Kellwood Common Stock as is equal to the product of the number of shares of Company Common Stock subject to such warrant multiplied by the Exchange Ratio and then rounded to the nearest whole share of Kellwood Common Stock, and having an exercise price per share of Kellwood Common Stock equal to the quotient determined by dividing the exercise price per share of such option by the Exchange Ratio rounded to the nearest whole cent, and with other terms and conditions that are comparable to the terms and conditions of the option to purchase Company Common Stock immediately prior to the Effective Time, including, appropriate documentation thereof, and from and after the Effective Time Kellwood shall reserve for issuance the number of shares of Kellwood Common Stock that will become subject to the option, subject to the terms and conditions applicable thereto and shall register such shares under the Securities Act on Form S-8 or other appropriate form. In the event that Steven Rudin is deemed to be an "affiliate" of Kellwood under the Securities Act, such Form S-8 or other form shall include appropriate resale provisions and prospectus enabling Mr. Rudin to sell publicly the shares of Kellwood Common Stock obtained upon his exercise of his option for a period of not less than one year after the date of such exercise;

    (e) Conversion of Company Warrants. Prior to Closing, the warrants issued to Bankers Trust New York Corporation ("BTNY") and Bankers Trust Securities Corporation ("BTSC") pursuant to the Warrant Acquisition Agreement among the Company, BTNY and BTSC dated June 30, 1992 (as amended) and Registration Agreement among the Company, BTNY and BTSC, dated as of June 30, 1992 (the "BT Warrant Agreement") may be exercised and any such shares of Company Common Stock so acquired shall be converted into and exchanged solely for Kellwood Common Stock as contemplated by Section 1.5(c). In the event that the warrants issued to BTNY and BTSC pursuant to the BT Warrant Agreement are not exercised prior to Closing, such warrants shall automatically and without any action of the holder thereof be converted into warrants to purchase such number of whole shares of Kellwood Common Stock as is equal to the product of the number of shares of Company Common Stock subject to such warrant multiplied by the Exchange Ratio and then rounded to the nearest whole share of Kellwood Common Stock, and having an exercise price per share of Kellwood Common Stock equal to the quotient determined by dividing the exercise price per share of such warrants by the Exchange Ratio rounded to the nearest whole cent, and with other terms and conditions that are comparable to the terms and conditions of the warrants, including appropriate documentation thereof, and from and after the Effective Time Kellwood shall reserve for issuance the number of shares of Kellwood Common Stock that will become subject to such warrants, subject to the terms and conditions applicable thereto;

    (f) Escrow. Such number of shares of Kellwood Common Stock issued pursuant to Section 1.5(c) with an aggregate value of Twelve Million Five Hundred Thousand Dollars ($12,500,000) based upon the Agreed Price (but in no event more than 524,100 shares) shall be placed in escrow pursuant to and in accordance with the terms of the Escrow Agreement by and among an escrow agent acceptable to Kellwood and the Company (the "Escrow Agent"), Kellwood, the Company and certain stockholders of the Company (the "Escrow Agreement"); and by virtue of the Merger, each holder of Company Common Stock converted into Kellwood Common Stock authorizes and agrees to be bound by the terms and conditions of the Escrow Agreement, including the appointment of Martin J. Granoff and Randall Blumenthal with full power of substitution, as an agent and attorney-in-fact, each with full power and authority to act jointly for and on behalf of such holder for all purposes of the Escrow Agreement (the "Stockholders Representative"). Any action taken by Messrs. Granoff and Blumenthal in their capacity as Stockholders Representative shall require the consent of both Mr. Granoff and Mr. Blumenthal; and

    (g) Cancellation of Company Common Stock. All shares of Company Common Stock when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive any dividends and other distributions in accordance with Section 1.6, certificates representing the shares of Kellwood Common Stock into which such shares are converted, and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.6.

  1.6. Kellwood to Make Certificates Available.

  (a) Exchange of Certificates. Kellwood shall authorize its transfer agent (or such other person or persons as shall be reasonably acceptable to Kellwood and the Company) to act as exchange agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Kellwood shall deposit with the Exchange Agent certificates representing the shares of Kellwood Common Stock issuable pursuant to Section 1.5(c) for exchange with outstanding shares of Company Common Stock and cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.7 (such cash and shares of Kellwood Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall deliver Kellwood Common Stock contemplated to be issued pursuant to Section 1.5(c) out of the Exchange Fund to the holders of Company Common Stock or to the Escrow Agent as provided herein.

  (b) Exchange Procedures. Kellwood shall instruct the Exchange Agent, as soon as practicable after the Effective Time, to mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (the "Certificates") a letter of transmittal (the "Letter of Transmittal"). The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Kellwood Common Stock and cash in lieu of fractional shares. The Letter of Transmittal shall also authorize the Escrow Agreement and the appointment of the Stockholders Representative. Such Stockholders' Representative shall be the agent and attorney-in-fact for such stockholder with full power and authority to authorize the payment of indemnification and settlement of claims as contemplated by Article X hereof. Upon surrender for cancellation to the Exchange Agent of all Certificates held by any record holder of a Certificate, together with a duly executed Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Kellwood Common Stock into which the shares represented by the surrendered Certificate shall have been converted at the Effective Time less the shares to be delivered to the Escrow Agent pursuant to this Article I, cash in lieu of any fractional share in accordance with Section 1.7 and certain dividends and other distributions in accordance with this Section 1.6, and any Certificate so surrendered shall forthwith be cancelled.

  (c) Dividends, Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Kellwood Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Kellwood Common Stock until such person surrenders the related Certificate or Certificates, together with a duly executed Letter of Transmittal, as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such person pursuant to Section 1.7 until such person shall so surrender the related Certificate or Certificates and a duly executed Letter of Transmittal. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Kellwood Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Kellwood Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; provided, however, that no dividends declared prior to Closing shall be paid with respect to such shares; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Kellwood Common Stock declared on or after the Effective Time but prior to such surrender and having a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Kellwood Common Stock to which such holder is entitled pursuant to Section 1.7. In no event shall the person entitled to receive such dividends or other distributions or cash in lieu of fractional shares be entitled to receive interest on such dividends or other distributions or cash in lieu of fractional shares. If any cash or certificate representing shares of Kellwood Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to Kellwood any transfer or other taxes required by reason of the issuance of certificates for such shares of Kellwood Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Kellwood that such tax has been paid or is not applicable. Kellwood shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of the Company Common Stock such amounts as Kellwood is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Kellwood, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of the Company Common Stock in respect of which such deduction and withholding was made by Kellwood.

  1.7. No Fractional Securities. No certificates or scrip representing fractional shares of Kellwood Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no Kellwood dividend or other distribution or stock split shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Kellwood. In lieu of any such fractional share, each holder of the Company Common Stock who would otherwise have been entitled to a fraction of a share of Kellwood Common Stock upon surrender of Certificates for exchange pursuant to this Article I (after aggregating all fractional shares of Kellwood Common Stock to be received by such holder) will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the Agreed Price per share of Kellwood Common Stock by (ii) the fractional interest to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, Kellwood shall forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Section 1.7.

  1.8. Return of Exchange Fund. Any portion of the Kellwood Common Stock and any cash payment in lieu of fractional shares which remains undistributed to the former stockholders of the Company for six months after the Effective Time shall be returned to Kellwood, and any such former stockholders who have not theretofore complied with this Article I shall thereafter look only to Kellwood for payment of their claim for Kellwood Common Stock, any cash in lieu of fractional shares of Kellwood Common Stocks and any dividends or distributions with respect to Kellwood Common Stock. Neither Kellwood nor the Surviving Corporation shall be liable to any former holder of the Company Common Stock for any such shares of Kellwood Common Stock, cash and dividends and distributions held in the Exchange Fund which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.9. Adjustment of the Consideration. In the event of any reclassification, stock split, stock dividend, reorganization, recapitalization or like change with respect to Kellwood Common Stock or any change or conversion of Kellwood Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the amount of Kellwood Common Stock to be issued pursuant to Section 1.5(c) and the options to be issued pursuant to Section 1.5(d) and the warrants which may be issued pursuant to Section 1.5(e).

  1.10. No Further Ownership Rights in the Company Common Stock. All shares of Kellwood Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.7) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of the Company Common Stock represented by such Certificates.

  1.11. Closing of the Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of the Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Kellwood, such Certificates shall be cancelled and exchanged as provided in this Article I.

  1.12. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Kellwood, the posting by such person of a bond, in such reasonable amount as Kellwood may direct as indemnity against any claim that may be made against them with respect to such Certificate, Kellwood will issue in exchange for such lost, stolen or destroyed Certificate the shares of Kellwood Common Stock, any cash in lieu of fractional shares of Kellwood Common Stock to which the holders thereof are entitled pursuant to Section 1.7 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.6.

  1.13. Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper in furtherance of the provisions of this Agreement (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

  1.14. Escrow. The shares of Kellwood Common Stock deposited in Escrow pursuant to the Escrow Agreement shall be available to fund and satisfy indemnification payments, if any, due to Kellwood hereunder, together with any other claim of Kellwood or Sub hereunder. Following the Effective Time, the Escrow shall be the sole and exclusive recourse of Kellwood and Sub for breaches by the Company or the Stockholders of the representations, warranties and covenants contained herein, absent fraud. The value of a share of Kellwood Common Stock used to fund indemnification payments shall be the closing price per share on The New York Stock Exchange on the trading day immediately preceding the Closing Date (the "Agreed Price").

                                  ARTICLE II

                           THE CLOSING OF THE MERGER

  2.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur at the offices of McDermott, Will & Emery, 227 West Monroe Street, Chicago, Illinois, at 10:00 A.M. on the third business day following the satisfaction of the conditions precedent in Article VIII hereof or at such other time or place as may be mutually agreed upon by the parties (the "Closing Date"). Upon consummation, the Closing shall be deemed to take place as of the Effective Time.

  2.2. Deliveries by Kellwood. At the Closing, Kellwood and Sub shall deliver the following:

    (a) upon surrender of Certificates properly endorsed for transfer or accompanied by duly executed stock powers in either case executed in blank or in favor of Kellwood and duly executed Transmittal Letters, the Exchange Agent shall deliver or cause to be delivered to the holders of Company Common Stock or any of their representatives surrendering such Certificates, (i) certificates evidencing the number of shares of Kellwood Common Stock to be received by each such holder under Section 1.5(c) hereof, which certificates will be duly issued and registered in the name of each such holder, and (ii) cash to be paid in lieu of delivery of a fraction of a share of Kellwood Common Stock which shall be paid by delivery of a check, in each case less the number of shares to be delivered to the Escrow Agent;

    (b) Kellwood shall cause the Exchange Agent to deliver to the Escrow Agent certificates evidencing the number of shares of Kellwood Common Stock to be held in escrow pursuant to Section 1.5(f) hereof, which certificates will be duly issued and registered in the respective names of the Company stockholders evidencing the number of shares of Kellwood Common Stock of each Company stockholder held in escrow hereunder, plus cash to be paid in lieu of delivery of a fraction of a share of Kellwood Common Stock;

    (c) opinion of counsel in a form customary in transactions such as the Merger and reasonably acceptable to the Company; and

    (d) such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

  2.3. Deliveries by the Company and the Stockholders. At the Closing, the Company and the Stockholders shall deliver the following:

    (a) the Certificates;

    (b) a non-foreign affidavit for each Stockholder within the meaning of
  Section 1445(b) of the Code exempting each such Stockholder from withholding under Section 1445 of the Code;

    (c) all other previously undelivered documents required to be delivered by the Company to Kellwood at or prior to the Closing pursuant to the term of this Agreement;

    (d) opinion of counsel in a form customary in transactions such as the Merger and reasonably acceptable to Kellwood; and

    (e) such other endorsements, instruments or documents as may be necessary or appropriate to carry out the transactions contemplated hereby.

  2.4. Closing Agreements. At the Closing, the parties shall execute, acknowledge and deliver the following:

    (a) the Escrow Agreement;

    (b) Non-competition Agreements between Sub and each of Martin J. Granoff, Steve Rudin and Fred Smeyne containing restrictions comparable to those contained in each such individual's current employment agreement with the Company to extend for a period of two (2) years following the Closing Date.

    (c) such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated by this Agreement and to comply with the terms hereof.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Kellwood and Sub as of the date hereof and as of the Closing Date, as set forth below:

  3.1. Authority. Subject to the approval of the Merger and this Agreement by the stockholders of the Company in accordance with the provisions of the Company's Amended and Restated Certificate of Incorporation ("Required Company Stockholder Approval") and compliance with the provisions of the Stockholders Agreement dated as of July 1, 1994 by and among Koret, Inc. and certain stockholders named therein (the "Company Stockholders Agreement"), the Company and each Stockholder have full right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. Subject to the Required Company Stockholder Approval, and compliance with the applicable provisions of the Company Stockholders Agreement, all acts or proceedings required to be taken by the Company or any Stockholder to authorize the execution, delivery and performance of this Agreement, the documents to be delivered at Closing and all transactions contemplated hereby and thereby have been duly and properly taken.

  3.2. Validity. This Agreement has been, and the documents to be delivered at Closing will be, duly executed and delivered and constitute lawful, valid and legally binding obligations of the Company and each Stockholder, enforceable in accordance with their respective terms, subject to obtaining Required Company Stockholder Approval and compliance with the Company Stockholders Agreement. Except as set forth in Schedule 3.2, and except for compliance with the applicable provisions of the Company Stockholders Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any lien, charge or encumbrance of any kind or the termination or acceleration of any indebtedness or other obligation of the Company, and are not prohibited by, do not violate or conflict with any provision of, and do not constitute a default under or a breach of (a) the charter or By-laws of the Company or any Stockholder, (b) any material note, bond, indenture, contract, agreement, permit, license or other instrument to which the Company is a party or by which the Company or any of its assets is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any law, rule or regulation applicable to the Company or any Stockholder. No approval, authorization, registration, consent, order or other action of or filing with any person, including any court, administrative agency or other governmental authority, is required for the execution and delivery by the Company or any Stockholder of this Agreement, the documents to be delivered at Closing or the consummation by the Company or any Stockholder of the transactions contemplated hereby and thereby, except for filings or consents required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act").

  3.3. Ownership of Stock. Each Stockholder has good and marketable title to all of the Company Common Stock registered in his or its name as set forth on
Schedule 3.3 and, subject to compliance with the provisions of the Company Stockholders Agreement, which will be terminated as of the Closing Date, the absolute right, power and capacity to sell, assign, transfer and deliver all right, title and interest both legal and equitable, in and to the Company Common Stock registered in its name as set forth in Schedule 3.3, in connection with the transactions contemplated hereby, free and clear of all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other limitation, encumbrance or restriction of any kind, except as disclosed on Schedule 3.3 with respect to certain liens to be discharged as of Closing.

  3.4. Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. The Company is duly licensed, registered and qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership, leasing or operation of its assets or the conduct of its business requires qualification and in which the failure to so qualify to do business would have a material adverse effect on the business, assets (including intangible assets), financial condition, results of operations or liabilities of the Company and its Subsidiaries taken as a whole (hereinafter referred to as a "Company Material Adverse Effect"). Schedule 3.4 sets forth each state or other jurisdiction in which the Company is licensed or qualified to do business. The Company has delivered to Kellwood an accurate and complete copy of its charter and by-laws and each agreement, trust, proxy or other arrangement among its Stockholders to which the Company is a party or by which the Company is bound.

  The books of account and other financial records of the Company are accurate and complete in all material respects and have been maintained in accordance with good business practices. The minute books of the Company in all material respects contain accurate and complete records of all meetings and accurately reflect all other material corporate action of the stockholders and directors and any committees of the Board of Directors of the Company and the stock record books of the Company accurately reflect the ownership of the Company.

  3.5. Subsidiaries.

  (a) Except as set forth in Schedule 3.5, the Company does not own stock or have any material equity investment or other material interest in, does not have the right to acquire any material interest, and does not control, directly or indirectly, any corporation, association, partnership, joint venture or other entity (individually, a "Subsidiary" and collectively the "Subsidiaries"). Schedule 3.5 sets forth the state or other jurisdiction of incorporation or organization of each Subsidiary, and each state or other jurisdiction in which such Subsidiary is licensed or qualified to do business. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Subsidiary has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. Each Subsidiary is duly licensed and qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership, leasing or operation of its assets or the conduct of its business requires qualification and in which the failure to so qualify would have a Company Material Adverse Effect.

  (b) The capitalization, including debt and equity, of each Subsidiary is accurately set forth in Schedule 3.5. All outstanding shares of capital stock of each Subsidiary (the "Shares") are duly authorized, validly issued, fully paid and non-assessable, were not issued in violation of any preemptive subscription or other right of any person to acquire securities of any Subsidiary and constitute in the aggregate all the issued and outstanding capital stock of all classes of the Subsidiaries. There is no outstanding subscription, option, convertible or exchangeable security, preemptive right, warrant, call or agreement (other than this Agreement) relating to the Shares or other obligation or commitment of any Subsidiary to issue any shares of capital stock. There are no voting trusts or other agreements, arrangements or understandings applicable to the exercise of voting or any other rights with respect to any Shares. The Company has, either directly or indirectly through one or more Subsidiaries, good and marketable title to all of the Shares and the absolute right to sell, assign, transfer and deliver the Shares, free and clear of all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other limitation, encumbrance or restriction of any kind.

  3.6. Capital Stock. The Company's entire equity capital consists of 20,000,000 authorized shares of Class A Common Stock, $.01 par value per share, of which 4,903,719 shares are issued and outstanding, 1,000,000 authorized shares of Class B non-voting common stock, $.01 par value ("Company Class B Common Stock"), of which no shares are issued or outstanding on the date hereof, and 3,200,000 authorized shares of Class C Special Common Stock, par value $.01 per share, of which 3,091,190 shares are issued and outstanding and all of which are owned of record by the stockholders listed on Schedule
3.6. Prior to Closing, BTNY and BTSC may exercise their warrants to purchase shares of Company Class B Common Stock pursuant to the BT Warrant Agreement, conditioned upon the consummation of the Merger, which, if exercised, in full, will result in the issuance immediately prior to the Effective Time to BTNY and BTSC of up to 553,282 and 50,000 shares, respectively, of Company Class B Common Stock. Prior to Closing, the option issued to Steven Rudin to purchase 100,000 shares of Company Common Stock may be exercised by him, which, if exercised in full, will result in the issuance to Mr. Rudin of 100,000 shares of Company Class A Common Stock. The capitalization, including debt and equity, of the Company is accurately described in the financial statements set forth in Schedule 3.9. All outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive, subscription or other right of any person to acquire securities. The Company Common Stock constitutes in the aggregate all the issued and outstanding capital stock of all classes of the Company on the date hereof. Schedule 3.6 lists all outstanding options and warrants to purchase Company Common Stock or any other capital stock or securities of the Company to which the Company is a party or by which the Company is bound. Except as set forth on Schedule 3.6, there are no outstanding subscriptions, options, convertible or exchangeable security, preemptive right, warrants, call or agreement (other than this Agreement) relating to the Company Common Stock or any capital stock or other obligation or commitment (contingent or otherwise) to issue, repurchase or otherwise acquire or retire any shares of capital stock of the Company to which the Company is a party or by which the Company is bound. All shares of the Company's capital stock, whether or not currently outstanding, were issued in compliance (and if reacquired or cancelled by the Company, reacquired or cancelled in compliance) with all laws, applicable laws, rules and regulations of any foreign, federal, state or local governmental authority (collectively, "Laws"), including securities Laws. Except as set forth on Schedule 3.6, there are no voting trusts or other agreements, arrangements or understandings applicable to the exercise of voting or any other rights with respect to any Company Common Stock to which the Company is a party or by which the Company is bound. Except as set forth on Schedule 3.6, there are no restrictions affecting the transferability of the Company Common Stock to which the Company is a party or by which the Company is bound. Except as listed on Schedule 3.6, the Company has not lent or advanced any money to, or borrowed any money from, or guaranteed or otherwise become liable for any indebtedness or other obligations of, or acquired any capital stock, obligations or securities of, any stockholder or any other person in each case in an amount of or value greater than $10,000.

  3.7. Transactions with Related Parties. Since November 30, 1997, there has not been any dividend or other distribution of assets by the Company. Except as set forth in Schedule 3.7, no Related Party:

    (a) owns or controls, directly or indirectly, a twenty-five (25%) or greater voting or equity interest in any corporation, association or other entity which is a competitor, lessor, lessee, customer, supplier, distribution sales agent or advertiser of the Business;

    (b) has any cause of action or other claim whatsoever against or owes any material amount to, or is owed any material amount by, the Company;

    (c) has any interest in or owns any material property or right used in the conduct of the Business;

    (d) is a party to any contract, lease or agreement with the Company; or

    (e) except in the case of Related Parties who are executive officers and/or directors of the Company and who performed services for the Company and received compensation from the Company in the ordinary course of the Business consistent with past practices, received from or furnished to the Company any goods or services (with or without consideration) since November 30, 1997.

  The term "Related Party" shall mean: (i) Martin J. Granoff ("Mr. Granoff");
(ii) any member of Mr. Granoff's immediate family (i.e., spouse, brother, sister or child); (iii) any executive officer or director of the Company (except Randall Blumenthal and Nathan Gantcher); and (iv) any corporation, partnership, trust or other entity in which any of the persons set forth in subsections (i) through (iii) of this paragraph holds twenty-five (25%) or greater voting interest or equity interest. The executive officers and directors of the Company are set forth in Schedule 3.7.

  3.8. Financial Statements. The financial statements of the Company for the three (3) year period ended November 30, 1997 and the nine months ended August 31, 1997 and August 31, 1998 attached hereto as Schedule 3.8 (the "Financial Statements") are, (a) accurate and complete in all material respects, (b) in accordance with the books of account and records of the Company, (c) present fairly the financial condition and results of operations of the Company as of the dates and for the periods indicated and (d) prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby ("GAAP"), except that the unaudited financial statements of the Company as of and for the nine-month periods ended August 31, 1997 and 1998, do not contain all of the footnotes required by GAAP, are condensed and are subject to year-end adjustments consistent with past practice. Such financial statements for interim periods reflect all adjustments necessary for a fair presentation of financial position and, to the extent presented, changes in financial position and results of operations for the periods presented.

  3.9. Interim Change. Except as set forth in Schedule 3.9, since November 30, 1997, there has not been (a) any change in the financial condition, assets, liabilities, personnel or business of the Company or in its relationships with suppliers, customers, distributors, lenders, lessors or others, except changes in the ordinary course of the Business; (b) any damage, destruction or loss, whether or not covered by insurance which has had a Company Material Adverse Effect; (c) any forgiveness or cancellation of debts or claims, waiver of any rights or any discharge or satisfaction of any lien, charge or encumbrance or payment of any liability or obligation, other than current liabilities in the ordinary course of the Business; (d) any event or condition of any character which has had a Company Material Adverse Effect; (e) any decrease in the net book value of the Company; or (f) any material change in the credit practices of the Company or in the methods or accounting principles used in maintaining their books, accounts or business records. Since November 30, 1997, the Company has not incurred or become subject to, or agreed to incur or become subject to, any liability or obligation, contingent or otherwise, except current liabilities and contractual obligations in the ordinary course of the Business in amounts consistent with past practices except as set forth in
Schedule 3.9. Except as set forth in Schedule 3.9, since November 30, 1997, there have not been any material special sales of any products or services or any material changes in the prices charged for any products or services other than in the ordinary course of the Business, consistent with past practices.

  3.10. Banking Relationships and Investments. Schedule 3.10 sets forth an accurate and complete list of all banks and financial institutions in which the Company has an account, deposit, safe-deposit box, lock box or line of credit or other loan facility or relationship, including the names of all persons authorized to draw on those accounts or deposits, or to borrow under such lines of credit or other loan facilities, or to obtain access to such boxes. Schedule 3.10 sets forth an accurate and complete list of all certificates of deposit, debt or equity securities and other investments owned, beneficially or of record, by the Company (the "Investments"). The Company has good and marketable title to all of the Investments. The Investments reflected on the Company's financial statements are, (a) properly valued at the lower of cost or market, (b) readily marketable, and (c) fully paid and not subject to assessment or other claims upon the Company thereof.

  3.11. Accounts Receivable. Schedule 3.11 sets forth an accurate and complete list of all factoring or similar agreements governing the disposition, sale and collection of its accounts and notes receivable (the "Factoring Agreements").

  3.12. Inventory. All inventories reflected on the financial statements delivered to Kellwood are (a) properly recorded at the lower of standard cost (which approximates average cost) or market (net realizable value) in accordance with GAAP as consistently applied in prior annual financial statements; (b) of good and merchantable quality and contain no material amounts that are not salable and usable for the purposes intended in the ordinary course of the Business and meet the current standards and specifications of the Business; (c) in conformity with warranties customarily given to buyers of like products; and (d) at levels adequate and not excessive in relation to the circumstances of the Business and in accordance with past inventory stocking practices. Except as set forth on Schedule 3.12, all inventories disposed of subsequent to November 30, 1997, have been disposed of only in the ordinary course of business and at prices and under terms that are normal and consistent with past practice. No inventory is held by the Company on consignment. The Company does not hold title to any inventory held by others.

  3.13. Motor Vehicles. Schedule 3.13 sets forth an accurate and complete list of all motor vehicles used by the Company, whether owned or leased. All such vehicles are (a) properly licensed and registered in accordance with applicable law; (b) insured as set forth in Schedule 3.13; (c) in good operating condition and repair (reasonable wear and tear excepted) and (d) not subject to any lien or other encumbrance, except with respect to leased motor vehicles, in accordance with the leases therefor.

  3.14. Insurance. Schedule 3.14 sets forth an accurate and complete list (including the name of the insurer, coverage, premium and expiration date) of all binders, policies of insurance, self insurance programs or fidelity bonds ("Insurance") maintained by the Company in which the Company is a named insured. To the knowledge of the Company, without inquiry, all Insurance has been issued by financially sound insurance companies under valid and enforceable policies or binders for the benefit of the Company, and all such policies or binders are in full force and effect. There are no pending or asserted claims against any Insurance as to which any insurer has denied liability, and since November 30, 1997, there have been no new claims under any Insurance that have been disallowed or improperly filed. Since November 30, 1997, the Company has received, no notice of cancellation or non-renewal with respect to, or material increase of premium for, any insurance has been received by the Company. The Company has no knowledge of any facts or the occurrence of any event with respect to the Company, which (i) reasonably might form the basis of any claim against the Company relating to the conduct or operations of the Business which will materially increase the insurance premiums payable under any insurance, or (ii) otherwise will materially increase the insurance premiums payable under any insurance.

  3.15. Title to Assets. The Company and the Subsidiaries have good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of their respective material tangible properties and assets, real, personal and mixed, used or held for use in the Business, free and clear of liens or other encumbrances, except as stated in the Financial Statements or in Schedule 3.15 and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby. Schedule 3.15 sets forth an accurate and complete list of all depreciable assets. The material assets owned and leased or licensed by the Company and the Subsidiaries and used in the conduct of the Business are in good operating condition and repair (reasonable wear and tear excepted), are suitable for the purposes for which they are presently being used, and are adequate to meet all present and reasonably anticipated requirements of the Business as presently conducted. The assets owned and leased or licensed by the Company and used in the conduct of the Business will furnish Kellwood with all of the capacity and rights to design, manufacture, produce, develop, use, sell, market and distribute the products and to perform the same services in the same manner as presently conducted by the Company and the Subsidiaries and to meet all reasonably anticipated requirements of the Business.

  3.16. Real Estate. The Company does not own any real property.

  3.17. Real Estate Leases. Schedule 3.17 sets forth an accurate and complete list of all real property leased or subleased by the Company and the Subsidiaries, setting forth the location (including street address) of each leased or subleased premises, the lessor (or sublessor) thereof, the lessee (or sublessee) thereof, the current use by lessee or sublessee of such premises, the term of the lease or sublease therefor (the "Real Estate Leases") and any renewal options held by the lessee or sublessee. The Company and the Subsidiaries are in peaceable possession, respectively, of the premises covered by each Real Estate Lease. The Company has delivered to Kellwood accurate and complete copies of each Real Estate Lease. At the Closing, the Company shall deliver to Kellwood any consents or approvals of any parties with respect to those Real Estate Leases set forth on Schedule 8.3(d), or alternatively, prior to Closing, cooperate with Kellwood in commercially reasonable efforts to provide Kellwood with the commercial benefit of such Real Estate Leases.

  3.18. Personal Property Leases. Schedule 3.18 sets forth an accurate and complete list of each lease or bailment of personal property used in the Business for which the Company's annual lease payment or other payment obligation is $25,000 or more (the "Personal Property Leases"). The Company and the Subsidiaries are in peaceable possession, respectively, of the property covered by each Personal Property Lease. The Company has delivered to Kellwood an accurate and complete copy of each Personal Property Lease. At the Closing, the Company shall use commercially reasonable efforts to deliver to Kellwood any consents or approvals of any parties with respect to the Personal Property Leases required in connection with the transactions contemplated hereby.

  3.19. Intellectual Property. Schedule 3.19 sets forth an accurate and complete list (showing in each case any product, device, process and service covered thereby, the registered or other owner, registration number, and registration status) of all material Patents Rights, Trademarks, and Copyrights owned by the Company and its Subsidiaries or licensed to the Company and its Subsidiaries for its business as it is currently conducted (the "Intellectual Property"). With respect to the Intellectual Property:

    (a) Except as set forth on Schedule 3.19 (which Schedule sets forth with specificity the nature of the Company's and the Subsidiaries' rights (or grant of rights), any limitations thereon, the owner of such rights (or the licensee or grantee of such rights and the nature of such grant), and attaches a copy of the relevant agreement(s) pursuant to which the Company or the Subsidiaries obtained (or granted) such rights), the Company or the Subsidiaries are the sole and exclusive owner of the Intellectual Property and have the sole and exclusive right to use the Intellectual Property;

    (b) Except as set forth on Schedule 3.19, with respect to the Intellectual Property, (i) no action, suit, proceeding or investigation is pending nor has the Company received any notice of a threatened action or suit; (ii) the Company has received no notice that the Intellectual Property owned by the Company or the Subsidiaries or the Intellectual Property owned by third parties and licensed to the Company or the Subsidiaries, interferes with, infringes upon, conflicts with or otherwise violates the rights of others or is being interfered with or infringed upon by others or is subject to any outstanding order, decree, judgment, stipulation or charge; (iii) the Company and the Subsidiaries have received no notice of any patent, invention or application therefor which would infringe upon any of the Intellectual Property or render obsolete or adversely affect the manufacture, processing, distribution or sale of products or services of the Company; and (iv) all items of Intellectual Property owned by the Company are registered under applicable law and all such registrations are valid and in force, and in the case of applications, all patent applications with respect to Patent Rights and all applications to register any unregistered Copyrights and Trademarks are pending and in good standing, all without challenge of any kind;

    (c) Except as set forth on Schedule 3.19, all rights of the Company and the Subsidiaries in and to the Intellectual Property are transferable to Kellwood as contemplated herein without any consent, approval or payment which has not already been obtained or made by the Company;

    (d) Except as set forth on Schedule 3.19, the Company and the Subsidiaries are not subject to any judgment, order, writ, injunction or decree of any court or any Federal, state, local or other governmental agency or instrumentality, domestic or foreign, or any arbitrator, nor are a party to any contract which restricts or impairs the Company's and the use of any Intellectual Property owned by the Company;

    (e) To the knowledge of the Company, the operation of the Company after the Closing in the manner and geographic areas in which the Business is currently conducted by the Company will not interfere with or infringe upon any third party Patent Right, Trademark or Copyright or any asserted rights of others, including without limitation, with respect to the current labels, logos, product designation, trade dress or packaging of any products; and

    (f) Except as set forth on Schedule 3.19, during the preceding five (5) years, the Company has not been known by or done business under any other name not listed on Schedule 3.19.

    (g) For purposes of this Agreement and the provisions of this Section 3.19, the following terms shall have the following meanings:

      (i) "Copyrights" means United States and foreign copyrights, copyrightable works, and mask works, whether registered or unregistered, and pending applications to register the same, and all material agreements, contracts, licenses, sublicenses, assignments and indemnities that relate or pertain to any of the forgoing to which the Company or a Subsidiary is a party or by which any of them is bound;

      (ii) "Patent Rights" means United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patented) or improvements thereto, and all material agreements, contracts, licenses, sublicenses, assignments and indemnities that relate or pertain to any of the forgoing to which the Company or a Subsidiary is a party or by which any of them is bound; and

      (iii) "Trademarks" means United States, state and foreign trademarks, service marks, logos, trade dress, trade styles, trade names (including all assumed or fictitious names under which the party is conducting business or has within the past five years conducted business), product designations, labels, logos, designer designations, brands, and any other source-identifying devices or symbols, and any combination or variations thereof, whether registered or unregistered, and pending applications to register the foregoing and all registrations thereof, and all material agreements, contracts, licenses, sublicenses, assignments and indemnities that relate or pertain to any of the forgoing to which the Company is a party or by which any of them may be bound.

  Copies of all Intellectual Property applications, registration renewals, and all correspondence with respect thereto, shall be delivered to Kellwood at Closing.

  3.20. Software and Information Systems. The Company and its Subsidiaries have a possessory interest in the computer software programs and related information platform systems, in any media, including, without limitation, all program specifications, input data, databases, compilations, routines, compilers, higher level or "proprietary" languages, report layouts and formats, record file layouts, functional specifications and narrative descriptions, whether in source code, object code or human readable form, used by the Company and its Subsidiaries for their businesses as they are currently conducted (collectively, the "Software"). With respect to the Software:

    (a) To the knowledge of the Company, Schedule 3.20(a) sets forth an accurate and complete list of the Software and identifies (i) Software that is owned by the Company and its Subsidiaries; (ii) any other

  Software in which the Company and its Subsidiaries have any use, possessory or proprietary rights; and (iii) all pending Software development projects, together with a description of such projects and the stage of their development, an identification of the persons undertaking the projects, and a description of any Software licensed for use in the projects.

    (b) Schedule 3.20(b) sets forth an accurate and complete list of the Software that is licensed to the Company and its Subsidiaries, the licensor of the Software and, if different, the owner thereof.

    (c) Except as set forth on Schedule 3.20(c), the Software is not subject to any material transfer, assignment, source code escrow agreement, reversion, site, equipment, or other operational limitations.

    (d) All Software documentation is sufficient in detail and content to identify and explain the nature thereof, and to allow its full and proper use by the Company and its Subsidiaries, as well as pertinent commentary and explanation used for the development, implementation, maintenance and use thereof.

    (e) The Company and its Subsidiaries have received no notice of any violation of patent, trade secret rights, copyright or other proprietary rights with respect to the Software.

    (f) Except as set forth on Schedule 3.20(f) as non-Year 2000 Compliant Software ("Non-Y2K Compliant Software"), the Software and related systems in their current form are Year 2000 Compliant. The Company and its Subsidiaries shall have no obligation as of Closing to render as Year 2000 Compliant any Non-Y2K Compliant Software. "Year 2000 Compliant" means that the Software and the hardware platform systems used or relied on in the Business is designed to be used prior to, during and after the calendar year 2000 A.D., and the Software will accurately receive, provide and process date/time data from, into and between the 20th and 21st centuries, including the years 1999 and 2000, and leap year calculations, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of date/time data, which is detected prior to March 31, 2001, to the extent that other information technology used in combination with the Software properly exchanges date/time data with it.

    (g) The Software owned by the Company and its Subsidiaries contains no timer, virus, copy protection device, disabling code, clock, counter or other limiting design or routine that causes the Software (or any operation thereof) to become erased, inoperable, impaired or otherwise incapable of being used in the full manner for which it was contemplated for use under this Agreement.

    (h) The Software owned by the Company and its Subsidiaries complies with all applicable requirements relating to export or re-export and the Software may be exported and re-exported to all countries, other than to those countries specified as prohibited destinations pursuant to applicable regulations of the United States Department of Commerce or the United States State Department.

  Copies of Software owned by the Company and its Subsidiaries and copies of licenses and other agreements available to the Company and its Subsidiaries with respect to the Software shall be delivered to Kellwood prior to Closing.

  3.21. Customers and Suppliers.

  (a) Except as set forth on Schedule 3.21, all sales contracts and orders with customers and suppliers which have been entered into by or on behalf of the Company since November 30, 1997 were entered into in the ordinary course of the Business consistent with past practices and require full performance within six (6) months after the respective dates thereof. Schedule 3.21 sets forth an accurate and complete list of the 25 largest customers and 25 largest suppliers of the Company, determined on the basis of revenues from items sold (with respect to customers) or costs of items purchased (with respect to suppliers) for the fiscal year ended November 30, 1997 and the eleven-months ended October 31, 1998. To the knowledge of the Company, without inquiry, no customer or supplier will cease to do business with the Company after, or as a result of, the consummation of any transactions contemplated hereby and no customer or supplier is threatened with bankruptcy or insolvency, except as set forth in Schedule 3.21. The Company has no knowledge, without inquiry, of any fact, condition or event which would materially adversely affect its relationship with any customer or supplier, except as set forth in Schedule
3.21. Since November 30, 1997, there has been no cancellation of backlogged orders in excess of the average rate of cancellation prior to such date.

  (b) Neither the Company, nor, to the knowledge of the Company, any of its officers or employees, has, directly or indirectly, given or agreed to give any rebate, gift or similar benefit to any supplier, customer, distributor, broker, governmental employee or other person, who was, is or may be in a position to help or hinder the business (or assist in connection with any actual or proposed transaction) which could subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding or which would have a Company Material Adverse Effect.

  (c) Except as set forth on Schedule 3.21, (i) no Person listed on Schedule
3.21 within the last twelve months has threatened the Company in writing to cancel or otherwise terminate, or to the Company's knowledge, has threatened orally to cancel or otherwise terminate, the relationship of such Person with the Company, and (ii) no such Person during the last twelve months has decreased materially or threatened the Company in writing to decrease or limit materially, or, to the Company's knowledge, without inquiry, intends to decrease or limit materially, its supplies to the Company or its purchase of the Company's services or the Company's products. Except as set forth on
Schedule 3.21, there is no purchase commitment which provides that any supplier will be the exclusive supplier of the Company. There is no material purchase commitment requiring the Company to purchase the entire output of a supplier.

  (d) None of the Company's customers is a "franchisee" of the Company under any applicable federal or state law or any rules or regulations promulgated thereunder.

  3.22. Employees.

  (a) Contracts. Schedule 3.22 sets forth an accurate and complete list of all agreements, arrangements or understandings, written or oral, with any officer or director of the Company whose annual salary (excluding bonus) as of the end of the most recent fiscal year was in excess of $100,000 (a "Key Employee"), regarding services to be rendered, terms and conditions of employment, and compensation of such individual (the "Employment Contracts").

  (b) Compensation. Schedule 3.22 sets forth an accurate and complete list of all employees of the Company, including name, title or position, the present annual compensation (including bonuses, commissions and deferred compensation), years of service and any interests in any incentive compensation plan. Schedule 3.22 sets forth an accurate and complete list of each employee who will become entitled to receive supplementary retirement benefits or allowances, whether pursuant to a contractual obligation or otherwise, and the estimated amounts of such payments. Except as set forth in
Schedule 3.22, since November 30, 1997, except as provided in the collective bargaining agreements set forth in Schedule 3.23, the Company has not (i) paid, or made any accrual or arrangement for the payment of, bonuses or special compensation of any kind, including any severance or termination pay, to any present or former officer or employee, (ii) made any general wage or salary increases or (iii) increased or altered any employee welfare or pension benefits or insurance provided to any employee.

  (c) Disputes. Except as set forth on Schedule 3.22, there are no grievances pending or, to the knowledge of the Company, threatened between the Company and any labor organization representing a bargaining unit of Company employees, except individual grievances under any collective bargaining agreement which, in the aggregate, are not material. Since November 30, 1997, the Company has not suffered or sustained any strike or other work stoppage, and, to the knowledge of the Company, no such work stoppage is threatened. Except as set forth on Schedule 3.22, the Company has not been informed orally or in writing that any petition concerning representation has been filed with the National Labor Relations Board since November 30, 1997 or that any union organizing or election activities involving any nonunion employees of the Company are in progress or threatened.

  (d) Compliance. The Company has complied with all laws, rules and regulations relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, record keeping, occupational health and safety, severance, collective bargaining and the payment of social security and other taxes, and all contracts of employment with any individual employed by the Company after November 30, 1997, except where such noncompliance, individually or in the aggregate, would not result in a Company Material Adverse Effect.

  (e) WARN Act. Schedule 3.22 sets forth an accurate and complete list of all employees (excluding part-time employees) terminated (except for cause, voluntary departure or normal retirement), laid off or subjected to a reduction of more than 50% in hours or work during the two full months and the partial month preceding the date of this Agreement. For purposes of this
Section 3.23(e) only, "part-time employee" means an employee who is employed for an average of fewer than 20 hours per week or who has been employed for fewer than 6 of the 12 months preceding the date of this Agreement.

  (f) Officers, Directors and Key Employees. (i) Schedule 3.22 sets forth (i) all wage and salary increases, bonuses and increases in any other direct or indirect compensation received by officers, directors or Key Employees since November 30, 1997, (ii) any payments or commitments of the Company to pay any severance or termination pay to any such persons since November 30, 1997,
(iii) any accrual for, or any commitment or agreement by the Company to pay, such increases, bonuses or pay since November 30, 1997 and (iv) any bonuses or payment that would be payable to any employee, consultant, agent or other representative of the Company (A) as an inducement for such person to not terminate his or her relationship with the Business or (B) as a result of the transactions contemplated hereby. None of such persons has, as of the date of this Agreement, indicated that he or she will cancel or otherwise terminate such person's relationship with the Company.

  3.23. Employee Benefit Plans.

  (a) Benefit Plans. As used herein, the term "Benefit Plans" includes "welfare benefit plans" (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), "employee pension benefit plans" (as defined in Section 3(2) of ERISA), bonus, profit sharing, deferred compensation, incentive, bonus, stock option, employee stock purchase or other compensation plans or arrangements, and other employee fringe benefit plans whether funded or unfunded, qualified or unqualified, exclusive of multiemployer plans (as defined in Section 3(37) of ERISA), and exclusive of Canadian Plans (as hereafter defined) maintained or contributed to by the Company or any other organization ("Common Control Entity") which is a member of a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) for the benefit of any of its officers, employees or other persons. Schedules 3.22 and 3.23 set forth an accurate and complete list of each Benefit Plan maintained or contributed to by the Company or any other Common Control Entity, since January 1, 1993 exclusive of benefits provided pursuant to a collective bargaining agreement (each such plan referred to as a "Scheduled Benefit Plan"). Except as set forth in Schedule 3.23, the Company has delivered to Kellwood accurate and complete copies of
(i) each Scheduled Benefit Plan (or, in the case of any unwritten Scheduled Benefit Plans, descriptions thereof) and any amendments thereto exclusive of terminated employment and consulting agreements, (ii) the three most recent annual report on Form 5500 and attached Schedule B (including any related actuarial valuation report), if any, filed with the Internal Revenue Service with respect to any Benefit Plan, (if any such report was required), (iii) each trust agreement and group annuity contract relating to any Scheduled Benefit Plan, (iv) certified financial statements for each Scheduled Benefit Plan, (v) attorney's response to an auditor's request for information, with respect to Scheduled Benefit Plans (vi) collective bargaining agreements or other such contracts, (vii) Form S-8, including any amendments thereto, if any, (viii) each ruling letter or any outstanding ruling request on the tax exempt status of any voluntary employees' beneficiary association ("VEBA") implementing a Scheduled Benefit Plan, if any, (ix) each determination letter from the Internal Revenue Service, and each outstanding request for such a letter, on the tax qualified status of any employee pension benefit plan that is intended to be qualified under Section 401(a) of the Code for each Scheduled Benefit Plan, and (x) each general notification to employees of their rights to continuation coverage under Sections 601 through 608 of ERISA for each Scheduled Benefit Plan. The Company has never sponsored, contributed to, nor been obligated to contribute to, an employee pension benefit plan that is subject to Title I, Subtitle B, Part 3 of ERISA (relating to "funding") exclusive of multiemployer plans (as defined in Section 3(37) of ERISA).

  (b) Funding. All contributions to, and payments from, the Benefit Plans that may have been required to be made in accordance with the Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made. All such contributions to, and payments from, the Benefit Plans, except those payments to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made, will be properly accrued and reflected in the Financial Statements.

  (c) Compliance With the Code and ERISA. Except as set forth in Schedule 3.23, the Company and each Benefit Plan (and any related trust agreement or annuity contract, if any, or any other funding instrument) comply currently, and have complied in the past, both as to form and operation, with the terms of each Benefit Plan and with the provisions of the Code (where required in order to be tax-qualified under Section 401(a) of the Code) and ERISA and all other applicable laws, rules and regulations in all material respects; and all necessary governmental approvals for the Benefit Plans have been obtained. Except as set forth in Schedule 3.23, the Benefit Plans that are pension benefit plans have received determination letters from the Internal Revenue Service to the effect that such Benefit Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect which would adversely affect its qualification or materially increase its cost.

  (d) Administration. Except as set forth in Schedule 3.23, each Benefit Plan has been administered to date in compliance with its terms and the requirements of the Code and ERISA in all material respects. Except as set forth in Schedule 3.23, all reports, returns and similar documents with respect to the Benefit Plans required to be filed with any government agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed. Except as set forth in Schedule 3.23, there are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any material liability, nor, to the knowledge of the Company, are there any facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding. Except as set forth in
Schedule 3.23, future compliance with the requirements of ERISA as in effect on the Closing Date or any collective bargaining agreements to which the Company is a party will not result in any increase in the rate of benefit accrual under any Benefit Plan. The Company's financial statements reflect all of the Company's employee benefit liabilities in a manner satisfying the requirements of FAS 35, 87, 88, 112 and 132. No event has occurred and no condition exists under any Benefit Plan that would subject the Company to any tax under Code Sections 4971, 4972, 4976, 4977, 4978, 4979, 4979A, 4980,
4980B, 4980C, 4980D and 4980E or to a fine under ERISA Section 502(c). All forms, documents and other materials, if any, have been filed with the Securities and Exchange Commission or otherwise distributed as required by the Securities Act of 1933, as amended in connection with Benefit Plans. Except as set forth in Schedule 3.23, there are no leased employees (as defined in Section 414(l) of the Code) that must be taken into account under any Benefit Plan.

  (e) Prohibited Transactions. No "prohibited transaction" (as defined in
Section 4975 of the Code or Section 406 of ERISA) has occurred which involves the assets of any Benefit Plan and which could subject the Company or any of its employees, or a trustee, administrator or other fiduciary of any trusts created under any Benefit Plan to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA. Except as set forth in Schedule 3.23, no Benefit Plan has been terminated within the last five years. Neither the Company nor any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner which could subject the Company to any liability for breach of fiduciary duty under ERISA or any other applicable law.

  (f) Multiemployer Plans. Except as set forth in Schedule 3.23, at no time since January 1, 1992, has the Company been required to contribute to any "multiemployer pension plan" (as defined in Section 3(37) of ERISA) or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA, or announced an intention to withdraw, but not yet completed such withdrawal, from any multiemployer pension plan. Prior to January 1, 1992, the Company did not incur any withdrawal liability under Section 4201 of ERISA.

  (g) Canadian Plans. The term "Canadian Plan" includes all employee benefit plans, bonus, profit sharing, deferred compensation, incentive, stock option, employee stock purchase or other compensation plans or arrangements and other employee fringe benefit plans whether funded or unfunded, qualified or unqualified maintained or contributed to by the Company or any other Common Control Entity for the benefit of any of its officers, employees or other persons in Canada. Schedule 3.23 sets out an accurate and complete list of each Canadian Plan maintained by or contributed to by the Company or any other Common Control Entity since January 1, 1993 (each such plan referred to as a "Scheduled Canadian Plan") exclusive of benefits provided pursuant to a collective bargaining agreement. Since January 1, 1992, except as set forth in
Schedule 3.23, the Company has delivered to Kellwood accurate and complete copies of (i) each Scheduled Canadian Plan (or, in the case of the unwritten Scheduled Canadian Plan, descriptions thereof) and any amendments thereto,
(ii) all financial statements and accounting statements and reports and investment reports for each of the last three years and the two most recent actuarial reports with respect to each Scheduled Canadian Plan; (iii) all reports, returns, filings and material correspondence with any regulatory authority in the last three (3) years with respect to each Scheduled Canadian Plan; (iv) each trust agreement and group annuity contract relating to any Scheduled Canadian Plan; (v) collective bargaining agreements or other such contracts.

  Except as set forth in Schedule 3.23, all contributions to, and payments from, the Canadian Plans that may have been required to be made in accordance with the Canadian Plans and, when applicable, have been timely made. There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Pension Plans.

  Except as set forth in Schedule 3.23, the Company and each Canadian Plan (and any related trust agreement or annuity contract or any other funding instrument) comply currently, and have complied in the past, both as to form and operation, in all material respects with the terms of each Canadian Plan.

  Each Canadian Plan has been administered to date in compliance in all material respects with its terms and the requirements of applicable laws, rules and regulations. All reports, returns and similar documents with respect to the Canadian Plans required to be filed with any government agency or distributed to any Canadian Plan participant have been duly and timely filed or distributed. Except as set forth in Schedule 3.23, there are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Canadian Plans), suits or proceedings against or involving any Canadian Plan or asserting any rights or claims to benefits under any Canadian Plan that could give rise to any material liability, nor, to the knowledge of the Company, are there any facts that could give rise to any material liability, nor, to the knowledge of the Company, are there any facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

  (h) Validity and Enforceability. All Welfare Benefit Plans, Pension Benefit Plans, Canadian Plans, related trust agreements or annuity contracts (or any other funding instruments) and all plans, agreements, arrangements and commitments referred to in this Section are legally valid and binding and in full force and effect.

  3.24. Licenses and Permits. Schedule 3.24 contains an accurate and complete list of each material license, permit, certificate, approval, exemption, franchise, registration, variance, accreditation or authorization issued to the Company by a foreign, federal, state or local governmental agency (collectively, the "Licenses and Permits"). The Licenses and Permits are valid and in full force and effect and there are not pending, or, to the knowledge of the Company without inquiry, threatened, any proceedings which could result in the termination, revocation, limitation or impairment of any License or Permit. The Company has all licenses, permits, certificates, approvals, franchises, registrations, accreditations and other authorizations as are necessary or appropriate in all material respects in order to enable it to own and conduct the Business and to occupy and lease its real property. No violations have been recorded in respect of any Licenses and Permits, and the Company knows of no meritorious basis therefor. No fines or penalties are due and payable in respect of any License or Permit or any violation thereof.

  3.25. Material Contracts. Schedule 3.25 sets forth an accurate and complete list (or where disclosed on another Schedule to this Agreement, a cross-reference to such Schedule) of all instruments, commitments, agreements, arrangements and understandings related to the Business to which the Company is a party or bound, or by which any of its assets are subject or bound, or pursuant to which the Company is a beneficiary, meeting any of the descriptions set forth below (the "Material Contracts"):

    (a) Factoring Agreements, Real Estate Leases, Personal Property Leases, Insurance, licenses of Intellectual Property, Software, Employment Contracts, Benefit Plans and Licenses and Permits;

    (b) Any uncompleted contract for capital expenditures or for the purchase of goods or services in excess of $50,000;

    (c) Any uncompleted purchase order, agreement or commitment in an amount in excess of $50,000 entered into other than in the ordinary course of business obligating the Company to sell or deliver any product or service at a price which does not cover the cost (including labor, materials and production overhead) plus the customary profit margin associated with such product or service;

    (d) Any outstanding financing agreement or other agreement for borrowing money, any instrument evidencing indebtedness, any liability for borrowed money, any obligation for the deferred purchase price of property, in each case in excess of $50,000 (excluding normal trade payables), or any instrument guaranteeing any indebtedness, obligation or liability in an amount in excess of $50,000;

    (e) Any outstanding joint venture, partnership, cooperative arrangement or any other agreement involving a sharing of profits;

    (f) Any outstanding advertising contract not terminable without payment or penalty on sixty (60) days (or less) notice;

    (g) Any outstanding contract with any government or any agency or instrumentality thereof;

    (h) Any outstanding contract with respect to the discharge, storage or removal of effluent, waste or pollutants, other than ordinary nonhazardous waste removal;

    (i) Any outstanding contract, license or royalty agreement related to the use of Intellectual Property requiring payments by the Company in amounts aggregating in excess of $50,000;

    (j) Any power of attorney, proxy or similar instrument;

    (k) The Charter, By-laws and other organizational or constitutive documents of the Company and any agreement among stockholders of the Company;

    (l) Any outstanding contract for the manufacture of any product of the Business which has a term of one year or more;

    (m) Any outstanding contract for the purchase or sale of any of its assets, other than in the ordinary course or granting an option or preferential rights to purchase or sell any assets;

    (n) Any outstanding contract to indemnify any party or to share in or contribute to the liability of any party;

    (o) Any outstanding contract for the purchase or sale of foreign currency or otherwise involving foreign exchange transactions;

    (p) Any outstanding contract containing covenants not to compete in any line of business or with any person in any geographical area;

    (q) Any outstanding contract relating to the acquisition of a business or the equity of any other person;

    (r) Any outstanding contract relating to the purchase or sale of a portion of its requirements or output;

    (s) Any outstanding contract entered into outside the ordinary course of the Business in an amount in excess of $100,000; and

    (t) Any other contract, commitment, agreement, arrangement or understanding related to the Business (other than those excluded by an express exception from the descriptions set forth in subsections (a) through (r) above) which (i) provides for payment or performance by either party thereto having an aggregate value of $100,000 or more, or (ii) is between a Related Party and the Company.

  Accurate and complete copies of each Material Contract have been delivered to Kellwood. Each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms. The Company and, to the knowledge of the Company, each other party (except as set forth on Schedule 3.25) has complied with all material commitments and obligations on its part to be performed or observed under each Material Contract. To the knowledge of the Company, no event has occurred which is or, after the giving of notice or passage of time, or both, would constitute, a default under or a breach of any Material Contract by the Company, or, to the knowledge of the Company, by any other party (except as set forth on Schedule 3.25). To the knowledge of the Company, the Company has not received or given notice of an intention to cancel or terminate a Material Contract or, as the result of the breach of such Material Contract by another party thereto, to exercise or not exercise options or rights under a Material Contract. The Company has not received any notice of a default, offset or counterclaim under any Material Contract, or any other communication calling upon the Company to comply with any provision of any Material Contract or ascertaining noncompliance. Except as set forth on
Schedule 3.25, the consummation of the transactions contemplated hereby, without notice to or consent or approval of any party, will not constitute a default under or a breach of any provision of a Material Contract, and the Company will have and may enjoy and enforce all rights and benefits under each Material Contract.

  3.26. Taxes. Each of the representations and warranties set forth in this
Section 3.26 are subject to the exceptions set forth on Schedule 3.26.

  (a) Filings. The Company, and the Subsidiaries (collectively, the "Taxpayers") have timely filed, been included in or sent, or will file, be included in or send, all returns, declarations and reports and all information returns and statements (collectively, "Returns") required to be filed or sent with respect to all foreign, federal, state, county, local and other taxes of every kind and however measured, including income, gross receipts, profits, excise, franchise, property, value added, import duties, employment, payroll, sales and use taxes and any additions to tax and any interest or penalties thereon (collectively, "Taxes") for any period ending on or before the Closing Date. As of the time of filing, the Returns correctly reflected, and Returns not yet filed as of the date hereof will correctly reflect, the income, business, assets, operations, activities and status of the relevant Taxpayers and any other information required to be shown thereon. Each Taxpayer has timely paid or made provision for all Taxes shown as due and payable on its Returns required to be filed or sent prior to the date hereof and will timely pay all Taxes that will be shown as due and payable on its Returns required to be filed or sent after the date hereof. All required Tax estimates, deposits, prepayments and similar reports or payments for current periods have been properly made. No Taxpayer is delinquent in the filing of any Return or the payment of any Tax or has requested any extension of time within which to file any Return. The Company has delivered to Kellwood accurate and complete copies of all federal and state income tax Returns for the last three (3) fiscal years. No amended Returns or refund claims have been or are scheduled to be filed by or on behalf of Taxpayer.

  (b) Compliance. The Company has obtained all appropriate sales Tax exemption certificates for all sales made without charging or remitting a sales Tax. Each Taxpayer has withheld amounts from employees and others working for the Company, as required under applicable law, has filed all Returns with respect to employee income Tax withholding and social security and unemployment Taxes in compliance with the tax withholding provisions of the Code and other applicable Laws, and has timely paid all amounts shown as due and payable on such Returns.

  (c) Disputes. There are no Tax liens (other than for Taxes not yet due and payable) on any assets of any Taxpayer and, to the knowledge of the Company, no basis exists for the imposition of any such liens. No adjustment of or deficiency for any Tax or claim for additional Taxes has been proposed, asserted or assessed or, to the knowledge of the Company, threatened against any Taxpayer or any member of any affiliated or combined group of which any Taxpayer is or was a member for which the Company could be liable. No Taxpayer has any dispute with any taxing authority as to Taxes of any nature. There are no audit examinations being conducted or, to the knowledge of the Company, threatened, and there is no deficiency or refund litigation or controversy in progress or threatened, with respect to any Taxes previously paid by any Taxpayer or with respect to any Returns previously filed by or on behalf of any Taxpayer. No Taxpayer has any extension or waiver of any statute of limitations relating to the assessment or collection of Taxes. There are in effect no powers of attorney or other authorizations to any persons to represent any Taxpayer with respect to any Tax. No consent, agreement or other undertaking has been filed by any Taxpayer to have the provisions of Section 341(f) of the Code apply. No notice or claim has ever been made by a governmental authority in a jurisdiction where Taxpayer does not file Returns that it is or may be subject to Taxes in that jurisdiction. Taxpayer is not a party to any contractual obligation requiring the indemnification or reimbursement of any person with respect to the payment of any Taxes. Taxpayer is not a party to or a beneficiary of any financing, the interest on which is tax exempt under the Code, and none of the assets of Taxpayer is "tax-exempt use property." As of the Closing Date, Taxpayer is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

  (d) Adequacy of Reserves. The Company has, or will have on the Closing Date adequate accruals for all Taxes for all periods ending on or prior to the Closing Date and for any period beginning before the Closing Date and ending after the Closing Date in respect of the portion of such period up to the Closing Date. Following the Closing, the Company shall have no liability for Taxes of any kind for such periods in excess of the provisions or reserves for such Taxes shown on the Financial Statements or, with respect to periods ending after August 31, 1998, incurred in the ordinary course of the Business.

  3.27. Product Warranty. All products manufactured, marketed, distributed, shipped or sold by the Company have been in conformity in all material respects with all applicable contractual commitments and all expressed or implied warranties. No material liability exists or will arise for repair, replacement or damage in connection with such sales or deliveries. Schedule
3.27 sets forth an accurate and complete statement of all written warranties, warranty policies, service and maintenance agreements of the Company. No products heretofore manufactured, marketed, distributed, shipped or sold by the Company are now subject to any guarantee, warranty, claim for product liability, or patent or other indemnity, other than those set forth in
Schedule 3.27. All warranties are in conformity with the labeling and other requirements of the Magnuson-Moss Warranty Act and other applicable laws. The product warranty and return experience for the three (3) years ended November 30, 1997 and the interim period through the date hereof is set forth in
Schedule 3.27. The product warranty reserves, if any, on the Company's financial statements were prepared in accordance with GAAP and are adequate in light of the circumstances of which the Company is aware.

  3.28. Product Liability. Schedule 3.28 sets forth an accurate and complete list of all existing and unresolved claims, duties, responsibilities, liabilities or obligations arising from or alleged to arise from any injury to person or property or economic damage as a result of the ownership, possession or use of any product manufactured, marketed, distributed, shipped or sold by the Company prior to the Closing Date. Except as set forth in Schedule 3.28, the Company will not be subject to any claim, expense, liability or obligation arising from any injury to person or property or economic damage as a result of ownership, possession or use of any product manufactured, marketed, distributed, shipped or sold by the Company prior to the Closing Date. All existing claims are fully covered by product liability insurance or otherwise provided for. There have been no recalls, and none are threatened or pending, and no report has been filed or is required to have been filed with respect to any products of the Business under the Consumer Products Safety Act, as amended, or under any other law, rule or regulation. To the knowledge of the Company, no circumstances exist involving the safety aspects of the Business' products which would cause any obligation to report to any Federal, state or local agency. Except as set forth on Schedule 3.28, there are no, and within the last 12 months there have not been any, actions or claims relating to product liability against or involving the Company or any of its products and no actions or claims have been settled, adjudicated or otherwise disposed of within the last 12 months.

  3.29. Legal Proceedings. Except as set forth in Schedule 3.29, the Company is not engaged in or a party to or threatened with any action, suit, proceeding, complaint, charge, hearing, investigation or arbitration or other method of settling disputes or disagreements; and, upon due inquiry, the Company does not know, anticipate or have notice of any basis for any such action. Except as set forth on Schedule 3.29, the Company has not received notice of any investigation threatened or contemplated by any Laws, including those involving the safety of products, the working conditions of employees, the Company's employment practices or policies, or compliance with environmental regulations. Neither the Company, nor any of its assets is subject to any judgment, order, writ, injunction, stipulation or decree of any court or any governmental agency or any arbitrator. The Company has not received any demand letters from an attorney or other legal representative of a claimant, which, individually or in the aggregate, would (if adversely determined) have a Company Material Adverse Effect. Except as set forth on
Schedule 3.29, no insurance company has asserted in writing that such action is not covered by the applicable policy relating thereto.

  3.30. Environmental Matters.

  (a) The ownership, use and operation by the Company and its predecessors of all real property and each facility on site used by the Company has been and on the Closing Date will be in compliance with all federal, state and local environmental and anti-pollution statutes, statutes, laws, ordinances, rules, standards, orders, moratoria and regulations, including the Resource Conservation and Recovery Act, as amended ("RCRA"), the Clean Air Act, as amended, the Clean Water Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Emergency Planning and Community Right-to-Know Act, as amended, the Hazardous Material Transportation Act, as amended, the Federal Insecticide, Fungicide and Rodenticide Act, as amended, the Oil Pollution Control Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, ("CERCLA") and the Occupational Safety and Health Act, as amended, any state or local counterpart thereof and all rules and regulations implementing any of the foregoing (collectively referred to as "Environmental Laws").

  (b) No action, suit, claim, demand, proceeding, investigation, complaint, arbitration or charge alleging failure to comply with, violation of or liability under any Environmental Laws (collectively, an "Environmental Claim") has been made and the Company has not received any notice alleging an Environmental Claim and. to the knowledge of the Company, there is no meritorious basis therefore. The Company has not received a request for information pursuant to an Environmental Law. The Company has no duty, responsibility, liability or obligation under any Environmental Law, to effect compliance with or discharge any duty, responsibility, liability or obligation under any Environmental Laws. Except as set forth in Schedule 3.30, there has not been, and is not occurring, at any facility or site operated, or previously owned or operated, by the Company or any Subsidiary, any Release or threatened Release of any Hazardous Substance or petroleum, including crude oil or any fraction thereof, nor, to the knowledge of the Company, has such a Release occurred. The Company has not applied or disposed of any Hazardous Substance or petroleum, including crude oil or any fraction thereof, in any manner which may form the basis for any present or future Environmental Claim at any facility, site, location or body of water, surface or subsurface nor, to the knowledge of the Company, has such an application or disposal occurred.

  (c) To the knowledge of the Company, the Company has never sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported, or accepted for transport any Hazardous Substance, Solid Waste or petroleum, including crude oil or any fraction thereof, to a facility, site or location, which, pursuant to the CERCLA or any similar state or local law, (i) has been placed, or is proposed to be placed, on the National Priorities List or its state equivalent or (ii) is subject to a claim, administrative order or other request to effect Removal or take Remedial Action.

  (d) The Company does not store, generate or produce any Hazardous Substance or Hazardous Waste.

  (e) Except as set forth in Schedule 3.30, there has not been any contamination of groundwaters, surface waters, soils or sediments, as a result of the manufacture, storage, processing, loss, leak, escape, spillage, disposal or other handling or disposition by or on behalf of the Company of any product or substance on or prior to the Closing Date in violation of Environmental Laws.

  (f) Schedule 3.30 sets forth an accurate and complete list of all environmental audits or assessments or occupational health studies undertaken by or on behalf of the Company, a governmental agency with respect to the Company or its assets, employees, facilities, sites or other properties, the results of groundwater and soil testing, the results of underground fuel, water or waste tank tests and soil samples, written communications with Federal, state or local governments on environmental matters, and OSHA citations in each case since November 30, 1995.

  (g) To the knowledge of the Company, except as set forth in Schedule 3.30, there are no Hazardous Substances, Hazardous Wastes, Solid Wastes, tanks, containers, cylinders, drums or cans buried, stored or deposited in or on any real property facility or site currently or formerly owned or operated by the Company. To the knowledge of the Company, there has not been located on or disposed of on any facility or site owned or operated by the Company during any period of such ownerships or operations, or, to the knowledge of the Company, at any other time: any polychlorinated biphenyl; any compound or material containing any polychlorinated biphenyl; or any equipment, article or item using, containing, or made up in whole or in part of any polychlorinated biphenyl.

  (h) Schedule 3.24 lists all permits, certificates, approvals, authorizations, licenses and registrations required to own or operate the Company and the Business or any facility or site under any Environmental Law ("Environmental Permits"). The Company has all Environmental Permits and is in compliance with all terms and conditions thereof. All Environmental Permits are in full force and effect, and the Company has not received any notice alleging an Environmental Claim with respect thereto. The Company has not breached, defaulted under or violated any of the Environmental Permits.

  (i) To the knowledge of the Company, except as set forth in Schedule 3.30, no underground storage tanks, as defined in RCRA or under applicable state law, are present on any property operated by or on behalf of the Company at any location, and, to the Company's knowledge, no such tanks were previously abandoned or removed.

  (j) To the knowledge of the Company, there is no environmental substance or other condition or use of any property at which the Company operates the Business, whether natural or manmade, which poses a present or potential threat of damage to the health of persons, to property, to natural resources, or to the environment in violation of Environmental Laws.

  The Company expressly warrants that the representations and warranties contained in this Section 3.31 apply not only to the present locations of its business, but all prior locations as well. As used in this Agreement, the terms "Removal," "Remedial Action," "Facility," "Release," "Hazardous Substance," "Hazardous Materials," "National Priorities List," "Hazardous Waste" and "Solid Waste" shall have the same meaning as those terms are given in Environmental Laws.

  3.31. Compliance with Law. The Company is in compliance in all material respects with all applicable statutes, codes, ordinances, licensing requirements, laws, rules and regulations, except as otherwise provided in this Agreement and except for such violations as do not materially impair or interfere with the use of the Company's assets. No notice from any governmental body or other person of any violation of any statute, code, ordinance, law, rule or regulation or requiring or calling attention to the necessity of any repairs, installation or alteration in connection with the Company has been served, and the Company knows of no meritorious basis therefor. Neither the Company, nor, to the knowledge of the Company, any officer or employee of the Company, nor, to the knowledge of the Company any other person acting on behalf of the Company, (a) has made any unlawful domestic or foreign political contributions, (b) has made any payment or provided services which were not legal to make or provide or which the Company or any officer, employee or other person should have known were not legal for the payee or the recipient of the services to receive, (c) has received any payments, services or gratuities which were not legal to receive or which the Company or such person should have known were not legal for the payor or the provider to make or provide, (d) has had any transactions or payments which are not recorded in its accounting books and records or disclosed in its financial statements, (e) has had any off-book bank or cash accounts, (f) has made any payments to governmental officials in their individual capacities for the purpose of affecting their action or the action of the government they represent to obtain special concessions, or (g) has made illegal payments to obtain or retain business.

  3.32. Absence of Undisclosed Liabilities. Except to the extent reflected on the Financial Statements, or another Schedule attached hereto, the Company does not and will not have any material indebtedness, duty, responsibility, liability or obligation of any nature, whether absolute, accrued, contingent or otherwise, related to or arising from the operation of the Company or the ownership, possession or use of its assets through the Closing Date, other than in the ordinary course of the Business on terms and conditions and in amounts consistent with past practices pursuant to the agreements and other documents referred to herein.

  3.33. Brokers. The Company has not retained any broker, finder or agent or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the transactions contemplated hereby.

  3.34. Disclosure. The representations and warranties of the Company and the Stockholders contained in this Agreement are accurate and complete in all material respects, and do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein or therein not misleading.

  3.35. Pooling of Interests; Reorganizations. To the knowledge of the Company, the Company has not (a) taken any action (or failed to take any action) that would prevent the treatment of the transactions contemplated hereby as a pooling of interest for accounting purposes or (b) take any action (or failed to take any action) which would prevent the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  3.36. Required Vote of the Company Stockholders. The affirmative vote of the holders of at least seventy percent (70%) of the voting power of all outstanding shares of Common Stock of the Company is required to approve this Agreement and to effect the Merger. No other vote of the securityholders of the Company is required by law, the Company Charter or By-laws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

  3.37. Registration Statement and Joint Proxy Statement. None of the information to be supplied by the Company or the Stockholders for inclusion or incorporation by reference in the Registration Statement on Form S-4 (the "Registration Statement") and the Joint Proxy Statement and Prospectus included therein (together with any amendments and supplements thereto, the "Joint Proxy Statement") will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement, at the time of each of the Stockholder Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or the Stockholders shall occur which is required to be described in the Joint Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the Securities and Exchange Commission (the "SEC") and, as required by law, disseminated to the stockholders of the Company and Kellwood. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Joint Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                  ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                               KELLWOOD AND SUB

  Each of Kellwood and Sub hereby represents and warrants to the Company and the Stockholders as of the date hereof, and as of the Closing Date, as follows:

  4.1. Authority. Each of Kellwood and Sub has full right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. All corporate and other acts or proceedings required to be taken by Kellwood and Sub to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and properly taken. The Kellwood Common Stock delivered at Closing will be duly authorized by all necessary corporate action of Kellwood and when issued at Closing, will be validly issued, fully paid, non-assessable and free of preemptive rights and will be free and clear of all liens and encumbrances, except as may arise from any action taken by the stockholders of the Company.

  4.2. Validity. This Agreement has been, and the documents to be delivered at Closing will be, duly executed and delivered by each of Kellwood and Sub and constitute lawful, valid and legally binding obligations of Kellwood and Sub, enforceable in accordance with their respective terms. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any lien, charge or encumbrance or the acceleration of any indebtedness or other obligation of Kellwood or Sub and are not prohibited by, do not violate or conflict with any provision of, and do not result in a default under or a breach of (a) the charter or By-laws of Kellwood or Sub, (b) any contract, agreement, permit, license or other instrument to which Kellwood or Sub is a party or by which either of them is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any law, rule or regulation applicable to Kellwood or Sub. No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Kellwood or Sub of this Agreement or the consummation by Kellwood or Sub of the transactions contemplated hereby, except for (a) filings or consents required pursuant to the HSR Act, (b) filing the Certificate of Merger by the Delaware Secretary of State, (c) filing of the Registration Statement and Joint Proxy Statement with the SEC and the declaration of effectiveness thereof by the SEC or other action by the SEC in connection therewith and (d) filings to authorize listing and trading of the Kellwood Common Stock on The New York Stock Exchange (the "NYSE").

  4.3. Due Organization. Each of Kellwood and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority and all requisite licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged. Each of Kellwood and Sub is duly qualified to do business and good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the business, assets (including intangible assets), financial condition, results of operations or liabilities of Kellwood and its consolidated subsidiaries taken as a whole (a "Kellwood Material Adverse Effect").

  4.4. Brokers. Kellwood has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the transactions contemplated hereby.

  4.5. Registration Statement and Joint Proxy Statement. None of the information to be supplied by Kellwood or Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will
(i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement, at the time of each of the Stockholder Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Kellwood, its officers and directors, the Company or the Stockholders shall occur which is required to be described in the Joint Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Kellwood and the Company. The Registration Statement will comply (with respect to Kellwood) as to form in all material respects with the provisions of the Securities Act, and the Joint Proxy Statement will comply (with respect to Kellwood) as to form in all material respects with the provisions of the Exchange Act.

  4.6. Opinion of Financial Advisor. Kellwood has received the written opinion of Credit Suisse First Boston Corporation, dated the date hereof, to the effect that, as of the date hereof, the amount of shares of Kellwood Common Stock to be issued in the transaction is fair to Kellwood from a financial point of view (the "Kellwood Fairness Opinion").

  4.7. Required Vote of Kellwood Stockholders. The affirmative vote of a majority of the shares present in person or by proxy at Kellwood Stockholder Meeting (as hereinafter defined) and entitled to vote on the Share Issuance is required to approve the Share Issuance. No other vote of the securityholders of Kellwood is required by law, Kellwood charter or Kellwood By-laws or otherwise in order for Kellwood to consummate the Merger and the transactions contemplated hereby.

  4.8. Capitalization of Kellwood and Sub. The authorized capital stock of Kellwood consists of 50,000,000 authorized shares of common stock, par value $.01 per share and 500,000 shares of preferred stock. Nonvoting share purchase rights, exercisable upon satisfaction of certain conditions, entitle the holder to purchase Series A Junior Preferred Stock, or under certain circumstances, common stock at prices specified in the Rights Agreement between Kellwood and New York Trust Company, as successor to Centerre Trust Company of St. Louis, dated June 24, 1986, as amended (the "Kellwood Poison Pill"). The consummation of the Merger in accordance with this Agreement will not trigger the Kellwood Poison Pill.

  4.9. Kellwood Commission Reports. Kellwood has timely filed with the SEC and furnished or made available to the Company all periodic reports, registration statements, annual reports to stockholders, proxy statements and other information required to be filed by it since May 1, 1995 under the Securities Act and Exchange Act (such registration statements, periodic reports and other documents, together with any amendments thereto, are sometimes collectively referred to as the "Kellwood SEC Filings"). The Kellwood SEC Filings (a) did not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of their respective dates, and (b) complied as of their respective dates in all material respects with the applicable requirements of the Securities Act and Exchange Act and the applicable rules and regulations of the SEC thereunder. The consolidated financial statements of Kellwood, including the notes thereto, included in the Kellwood SEC Filings (the "Kellwood Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) and present fairly the consolidated financial position of Kellwood at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year end, audit adjustments). Since April 30, 1998, neither Kellwood nor any of its Subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) of any nature, except liabilities, obligations or contingencies which (a) are reflected on the audited consolidated balance sheet of Kellwood and its Subsidiaries as at April 30, 1998

(including the notes there) or (b) which (i) were incurred in the ordinary course of Kellwood's business after April 30, 1998 and consistent with past practices, (ii) are disclosed in the Kellwood SEC Filings filed after April 30, 1998 and (iii) would not, individually or in the aggregate, have a Kellwood Material Adverse Effect. Since April 30, 1998, there has been no change in Kellwood's accounting (including tax accounting) policies, practices or procedures of Kellwood or any of its subsidiaries, except as described in the notes to the Kellwood Financial Statements.

  4.10. Accounting Matters; Reorganization. Neither Kellwood nor any of its affiliates has taken or agreed to take any action that would (a) prevent Kellwood from accounting for the business combination to be effected by the Merger as a pooling-of-interests for financial reporting purposes or (b) prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

  4.11. No Material Adverse Change. Since April 30, 1998, except as otherwise disclosed in the Kellwood SEC Filings, there has been no change in the business or financial condition of Kellwood which would reasonably be expected to have a Kellwood Material Adverse Effect or a material adverse effect on Kellwood's ability to consummate the Merger.

  4.12. Disclosure. The representations and warranties of Kellwood and Sub contained in this Agreement and each Schedule, certificate or other written statement delivered pursuant to this Agreement or in connection with the transactions contemplated herein are accurate and complete in all material respects, and do not contain any untrue statement of a material fact or, considered in the context in which presented, omit to state a material fact necessary in order to make the statements and information contained herein or therein not misleading.

  4.13. No Plan or Intention to Reacquire Stock. Kellwood has no present plan or intention to reacquire any of its stock issued in the Merger.

  4.14. Control. Kellwood has no present plan or intention to cause the Company to issue additional shares of its stock that would result in Kellwood losing control of the Company within the meaning of Section 368(c) of the Code.

  4.15. No Plan to Dispose of Company Assets or Stock. Kellwood has no present plan or intention to liquidate the Company, to merge the Company with or into another corporation, to sell or otherwise dispose of the stock of the Company except for transfers of stock to corporations controlled by Kellwood, or to cause the Company to sell or otherwise dispose of any of its assets except for dispositions made in the ordinary course of business and transfers of assets to a corporation controlled by the Company.

  4.16. Continuity of Business Enterprise. Kellwood has no present plan or intention to take any action that would discontinue the Company's historic business or discontinue the use of a significant portion of the Company's historic business assets in a business for purposes of Treasury Regulations
(S)1.368-1(d).

  4.17. Substantially all of Sub's Assets Transferred. Following the Merger, the Company will hold at least 90% of the fair market value of the net assets of Sub and 70% of the fair market value of the gross assets of Sub.

                                   ARTICLE V

         COVENANTS RELATING TO CONDUCT OF BUSINESS AND THE OBLIGATIONS
                      OF THE COMPANY AND THE STOCKHOLDERS

  The Company and each of the Stockholders hereby agree to keep, perform and fully discharge the following covenants and agreements.

  5.1. Interim Conduct of Business. From the date hereof until the Closing, the Company shall, and the Stockholders shall use their reasonable best efforts to cause the Company to, use its reasonable best efforts to preserve, protect and maintain the Company and its assets, and operate the Company consistent with prior practice and in the ordinary course of the Business. Without limiting the generality of the foregoing, from the date hereof until the Closing, except for transactions expressly approved in writing by Kellwood or as set forth on Schedule 5.1, the Company shall, and the Stockholders shall use their reasonable best efforts to cause the Company to:

    (a) maintain inventories at levels adequate for the Business and in accordance with past inventory practices of the Company, and maintain the properties of the Business and the Company's assets in good repair, order and condition, reasonable wear and tear excepted;

    (b) maintain and keep in full force and effect all insurance on assets and property or for the benefit of employees of the Business, all liability and other casualty insurance, and all bonds on personnel, presently carried;

    (c) preserve intact the organization and reputation of the Company and keep available the services of the present executives, employees and agents of the Company and preserve the good will of suppliers, customers and others having business relationships with the Company;

    (d) maintain its books, accounts and records in the usual, regular and ordinary manner on a basis consistent with prior years;

    (e) except in the ordinary course the Business in accordance with past practice, and except as provided in Section 5.11, not enter into, amend or terminate any employment, bonus, severance or retirement contract or arrangement, nor increase any salary or other form of compensation payable or to become payable to any executives or employees of the Business;

    (f) not enter into, amend or terminate, or agree to enter into, amend or terminate, any Material Contract;

    (g) not extend credit in the sale of products, collection of receivables or otherwise, other than in the ordinary and regular course of the Business;

    (h) not declare, set aside or pay any dividend or make any other distribution with respect to the capital stock of the Company;

    (i) not merge or consolidate with or agree to merge or consolidate with, nor purchase or agree to purchase all or substantially all of the assets of, nor otherwise acquire, any corporation, partnership, or other business organization or division thereof;

    (j) not sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets, properties, rights or claims, except in the ordinary course of the Business;

    (k) not authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or issue or grant any option, warrant or other right to purchase any shares of its capital stock of any class; provided, however, the Company may issue additional shares of its capital stock upon the exercise of options and warrants outstanding on the date of this Agreement;

    (l) not redeem or otherwise acquire any capital stock of the Company;

    (m) not take any action or fail to take any reasonable action which would prevent Kellwood from accounting for the transactions contemplated hereby as a pooling of interests; or

    (n) not incur or become subject to, nor agree to incur or become subject to, any debt, obligation or liability, contingent or otherwise, except current liabilities and contractual and other obligations incurred in the ordinary course of business.

  From the date hereof through the Closing, representatives of the Company shall confer on a regular and frequent basis with one or more designated representatives of Kellwood to report material operational matters and the general status of on-going operations of the Business. The Company shall promptly notify Kellwood of any material change in the financial condition, results of operations, properties, business or prospects of the Business and shall keep Kellwood fully informed of such events and permit Kellwood's representatives to participate in all discussions relating thereto.

  5.2. Access. From the date hereof through the Closing Date, the Company shall, and the Stockholders shall cause the Company to, give Kellwood and its representatives reasonable access to all properties, facilities, personnel, books, contracts, leases, commitments and records, and during this period the Company shall furnish Kellwood with all financial and operating data and other information as to the Business and its assets, properties, rights and claims, as Kellwood may from time to time request. In particular, the Company shall
(a) afford to the officers, employees, attorneys, accountants, appraisers, environmental engineers and other authorized representatives of Kellwood reasonable access, during normal business hours, to the offices, plants, properties, books and records of the Company in order that Kellwood may have full opportunity to make such engineering, environmental, legal, financial, accounting and other reviews or investigations of the Company, the Business and the products as Kellwood shall desire to make, (b) request its independent public accountants to permit Kellwood's independent public accountants to inspect their work papers and other records relating to the Company, the Business, its assets and the products, and (c) furnish, and cause the officers and employees of the Company to furnish, to Kellwood and its authorized representatives all additional financial and operating data and other information regarding their assets, properties, rights, claims, contracts, goodwill and business as Kellwood shall from time to time request.

  5.3. Confidentiality. After the Closing Date, no Stockholder shall (a) retain any document, databases or other media embodying any confidential or proprietary know-how which constitutes a part of the Company or its assets or use, publish or disclose to any third person any confidential or proprietary know-how or (b) use, publish or disclose any confidential or proprietary information concerning Kellwood or the Company. In the event of any termination of this Agreement, (i) the Company and the Stockholders shall treat as confidential and proprietary and shall not disclose or use, directly or indirectly, in any manner whatsoever, or permit others under its control to disclose or to use, any information concerning Kellwood or its business or products obtained pursuant to or in connection with the transactions which are the subject matter of this Agreement, unless the information is or becomes a matter of public knowledge through no fault of the Company or any Stockholder or can be shown to have been in the possession of the Company or any Stockholder prior to disclosure by Kellwood, and (ii) the Company and the Stockholders shall promptly return to Kellwood, upon written request, all written information and documents regarding Kellwood received from any other party, its affiliates, accountants or counsel, in connection with such transactions, including all copies thereof. Notwithstanding the foregoing, GS Capital Partners, L.P., Stone Street Fund 1994, L.P. and Bridge Street Funds 1994 (collectively, the "GS Fund Stockholders") may retain information and documents concerning the Company and its Subsidiaries, Kellwood and the transactions contemplated hereunder and may disseminate to their partners and fund participants such information and documents in accordance with general practice or to the extent required by applicable law. The provisions of this
Section 5.3 shall survive any termination of this Agreement.

  5.4. HSR Act Filing and Other Consents.

  (a) As promptly as possible, but in any event not later than ten (10) business days after the execution hereof, the Company (and, to the extent necessary, stockholders) shall file with the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") a premerger notification in accordance with the HSR Act with respect to the transactions contemplated pursuant to this Agreement. The Company shall furnish promptly to the FTC and the Antitrust Division any additional information requested by either of them pursuant to the HSR Act in connection with such filings and shall diligently take, or cooperate in the taking of, all steps that are necessary or desirable and proper to expedite the termination of the waiting period under the HSR Act.

  (b) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and the Stockholders shall use their reasonable best efforts to cause the Company to, obtain at the earliest practicable date and in any event before the Closing all other governmental consents, governmental authorizations, approvals, estoppel certificates and filings required to be obtained by them or which may be reasonably necessary to the consummation of the transactions contemplated by this Agreement or which are reasonably requested by Kellwood.

  (c) On or prior to the Closing Date, the Company shall, with the advice, cooperation and consent of Kellwood, develop and use commercially reasonable efforts to implement a strategy to obtain all such waivers and consents under any indenture, loan agreement or security agreement to which the Company or any Subsidiary is a party as are necessary to prevent a breach or violation of, or default under, any such indenture, loan agreement or security agreement as a result of the consummation of the transactions contemplated hereby.

  5.5. Waiver of Recourse. The Stockholders undertake (if any claim is made against them in connection with the transactions contemplated hereby) not to make any claim against the Company or any past or present director or employee of the Company on whom Stockholders may have relied before agreeing to any of the terms of this Agreement.

  5.6. Notice of Developments. Prior to the Closing Date, the Company will give prompt written notice to Kellwood of (i) any breach of any of the Company's representations and warranties in Article III and (ii) any material failure of the Company or a Stockholder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. No disclosure by any party pursuant to the preceding sentence, however, shall be deemed to amend or supplement the Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or to limit or otherwise affect the remedies available hereunder to Kellwood. Notwithstanding the foregoing, between the date hereof and a date three (3) business days prior to the Closing, the Company may update and supplement the Schedules hereto to reflect changes and developments which occur between the date hereof and such date. Kellwood, in the reasonable exercise of its discretion, may deem any such update or supplement to constitute a breach of the applicable representation, warranty or covenant of the Company or any Stockholder hereunder (entitling Kellwood to indemnification under Article X hereof following Closing) or, if it reflects the occurrence of a Company Material Adverse Effect or jeopardizes the treatment of the Merger as a pooling of interests for accounting purposes, a cause for termination under
Section 9.1.

  5.7. Trading in Kellwood. Except as otherwise expressly consented to by Kellwood in writing, from the date of this Agreement until the Closing neither the Company, nor the Stockholders, nor the Related Parties will, directly or indirectly, purchase or sell (including short sales) any shares of Kellwood Common Stock in any transactions effected on The New York Stock Exchange, the Nasdaq Stock Market or otherwise.

  5.8. Alternative Proposals. The Company and the Stockholders hereby agree as set forth below:

    (a) After the date hereof and prior to the Closing Date or earlier termination of this Agreement, the Company and the Stockholders shall not, and the Company shall not permit any of the Related Parties to, and the Company and the Stockholders shall cause each officer, director and employee of such party, and each attorney, accountant, investment banker, financial advisor and other agent retained by them, not to, directly or indirectly, initiate, solicit or encourage or take any other action to knowingly facilitate or intentionally engage in any discussion in relation to, any inquiries or the submission of any proposal or offer to acquire or operate all or any material part of the Company or the Business or to acquire any person, whether by merger, share exchange, purchase of stock, purchase of assets, tender offer, joint venture or otherwise, and whether for cash, securities or any other consideration or combination thereof, if such transaction would be materially inconsistent with or preclusive of the transactions contemplated hereby (any such inconsistent or preclusive transaction being referred to herein as an "Alternative Transaction"). The Company and the Stockholders will immediately cease and cause to be terminated any existing initiation, solicitation, encouragement, discussions or negotiations with parties other than Kellwood or the Sub with respect to Alternative Transactions.

    (b) Notwithstanding the provisions of Section 5.8(a), in response to a proposal for an Alternative Transaction (an "Alternative Proposal") that is unsolicited and made after the date hereof, the Company and the Stockholders may furnish information to, or enter into discussions or negotiations with (x) any person or entity that makes an Alternative Proposal that the Board of Directors of the Company concludes in good faith
  (i) is reasonably capable of being completed, taking into account all known legal, financial, regulatory and other aspects of the Alternative Proposal and the person making the Alternative Proposal, and (ii) would, if consummated, result in a transaction more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated hereby (any such more favorable Alternative Proposal being referred to herein as a "Superior Proposal") if, and only to the extent that, prior to taking such action, the Company provides reasonable notice to Kellwood to the effect that it is taking such action, or (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form.

  5.9. Stockholders' Agreements. Each Stockholder hereby agrees that unless and until this Agreement is terminated pursuant to the provisions of Section
9.1 hereof (a) at the Company Stockholder Meeting (as hereinafter defined) (or any adjournment thereof) or any other circumstances upon which a vote, consent or any other approval with respect to the Merger or this Agreement is sought, the Stockholder will vote (or cause to be voted) those shares of Company Common Stock owned by such Stockholder as of the date hereof and any other shares of capital stock of the Company acquired by such Stockholder after the date hereof ("Subject Shares") in favor of the Merger, the adoption of this Agreement and the approval of the terms hereof and any other transactions contemplated hereby; (b) at any Company Stockholder Meeting or at any adjournment thereof or in any circumstances upon which the Stockholder's vote, consent, or other approval is sought, the Stockholder will vote (or cause to be voted) the Subject Shares against any amendment of the Amended and Restated Certificate of Incorporation or the By-laws of the Company, which amendment would in any manner impede, frustrate, prevent or nullify the Merger, or this Agreement or the transactions contemplated hereby or change in any manner the voting rights of any class of capital stock of the Company; (c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other agreement (including in profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, will not commit or agree to take any of the foregoing actions; and (d) each Stockholder will take all steps necessary under the Company Stockholder Agreement to carry out the foregoing, including amending, terminating and otherwise modifying such Agreement. The foregoing agreement is not intended to limit the action that the Stockholder may take to discharge the Stockholder's fiduciary duties as a director of the Company or otherwise under applicable law.

  5.10. Reasonable Best Efforts. The Company and the Stockholders (subject to the fulfillment of their fiduciary duties to the Company and its stockholders) shall use their reasonable best efforts to consummate the transactions contemplated by this Agreement and shall not take any other action inconsistent with their obligations hereunder or which could hinder or delay the consummation of the transactions contemplated hereby. From the date hereof through the Closing Date, the Company and the Stockholders (subject to the fulfillment of their fiduciary duties to the Company and its stockholders) shall use their reasonable best efforts to fulfill the conditions to their obligations hereunder and to cause their representations and warranties to remain true and correct in all material respects as of the Closing Date.

  5.11. Termination of 401(k) Plans. Prior to the Closing Date, the Stockholders shall cause (a) the Directors of the Company to adopt a resolution that is customary and that is mutually agreed upon that terminates the Koret Employees' Profit Sharing Plan effective immediately prior to the Closing Date, and the Company shall notify plan participants of such termination by letter that is customary and that is mutually agreed upon (with such changes as Kellwood may reasonably request), and (b) the Directors of New Campaign, Inc. to adopt a resolution that is customary and that is mutually agreed upon that terminates the New Campaign, Inc. Employee Profit Sharing Plan effective immediately prior to the Closing Date, and Campaign, Inc. shall notify plan participants of such termination by letter that is customary and that is mutually agreed upon (with such changes as Kellwood may reasonably request).

                                  ARTICLE VI

                             COVENANTS OF KELLWOOD

  Kellwood hereby agrees to keep, perform and fully discharge the following covenants and agreements.

  6.1. HSR Act Filing and Other Consents.

  (a) As promptly as possible, but in any event not later than ten (10) business days after the execution hereof, Kellwood shall file with the FTC and the Antitrust Division a pre-merger notification in accordance with the HSR Act with respect to the transactions contemplated hereby. Kellwood shall furnish promptly to the FTC and the Antitrust Division any additional information requested by either of them pursuant to the HSR Act in connection with such filings and shall diligently take, or cooperate in the taking of, all steps that are necessary or desirable and proper to expedite the termination of the waiting period under the HSR Act. Kellwood shall pay its HSR filing fee.

  (b) Kellwood shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its appropriate affiliates to, obtain or make at the earliest practicable date and in any event before the Closing all other consents, governmental authorizations, approvals, estoppel certificates and filings required to be obtained by it or which may be reasonably necessary to the consummation of the transactions contemplated by this Agreement or which are reasonably requested by the Company.

  6.2. Best Efforts. Kellwood shall use its reasonable best efforts to consummate the transactions contemplated by this Agreement and shall not take any other action inconsistent with its obligations hereunder or which could hinder or delay the consummation of the transactions contemplated hereby. From the date hereof through the Closing Date, Kellwood shall use its reasonable best efforts to fulfill the conditions to its own and any affiliate's obligations hereunder and to cause its representations and warranties to remain true and correct in all material respects as of the Closing Date.

  6.3. Indemnification; Directors' and Officers' Insurance.

  (a) From and after the Effective Time, Kellwood shall indemnify, defend and hold harmless the present and former officers and directors of the Company in respect to acts or omissions occurring prior to the Effective Time to the fullest extent permitted by Delaware law, including with respect to taking all actions necessary to advance expenses to the extent permitted by Delaware law.

  (b) Kellwood shall use all reasonable efforts to cause the Surviving Corporation or Kellwood to obtain and maintain in effect for a period of six years after the Effective Time policies or directors' and officers' liability insurance at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as existing policies for the benefit of Kellwood's officers and directors.

  6.4. Sub. Prior to the Effective Time, Sub shall not conduct any business or make any investments, other than as specifically contemplated by this Agreement, and will not have any assets (other than a de minimis of cash paid to Sub for the issuance of its stock to Kellwood) or any material liabilities.

  6.5. Access. From the date hereof until the earliest to occur of the Closing or the termination of this Agreement, Kellwood shall permit representatives of the Company to have appropriate access at all reasonable times to Kellwood's premises, properties, books, records, contracts and documents. No investigation conducted pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty made in this Agreement.

  6.6. Notice of Developments. Kellwood shall give prompt written notice to the Company and the Stockholders of (i) any breach of any Kellwood representation or warranty contained in Article IV and (ii) any material failure of Kellwood to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. No disclosure by Kellwood pursuant to the preceding sentence, however, shall be deemed to amend or supplement the Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or to limit or otherwise affect the remedies available hereunder to the Company. Notwithstanding the foregoing, between the date hereof and a date three (3) business days prior to the Closing, Kellwood may update and supplement the Kellwood SEC filings to reflect changes and developments which occur between the date hereof and such date. The Company and/or the Stockholders, in the reasonable exercise of their discretion, may deem any such update or supplement to constitute a breach of the applicable representation, warranty or covenant of Kellwood hereunder (entitling the Company and/or the Stockholders to indemnification under Article X hereof following Closing) or, if it reflects the occurrence of a Kellwood Material Adverse Effect, a cause for termination under Section 9.1.

  6.7. Employees and Employee Benefits.

  (a) For the period beginning on the Effective Time and ending on the earlier of December 31, 1999 or the date that is one year from the Effective Time, Kellwood and its affiliates shall provide Company Employees (as defined below) with Kellwood's 401(k) Plan and (i) health and medical benefits, and (ii) other employee benefits that are, in the case of each such category of benefits, substantially similar to the current benefits provided. From and after the Effective Time, Kellwood and its affiliates shall honor, in accordance with their terms and except to the extent amended or terminated in accordance with such terms, all plans and all contracts, plans, and programs providing for compensation or benefits for Company Employees.

  (b) From and after the Effective Time, Kellwood shall treat all service by the Company Employees with the Company and its affiliates and their respective predecessors prior to the Effective Time for all purposes as service with Kellwood (except to the extent such treatment would result in benefit accruals under a defined benefit pension plan (as such term is defined under ERISA) for periods prior to the Closing Date), and, with respect to any medical or dental benefit plan in which Company Employees participate after the Effective Time, Kellwood shall waive or cause to be waived any pre-existing condition exclusions and actively-at-work requirements (provided, however, that no such waiver shall apply to a pre-existing condition of any Company Employee who was, as of the Effective Time, excluded from participation in a Company benefit plan by virtue of such pre-existing condition), and shall provide that any covered expenses incurred on or before the Effective Time by a Company Employee or a Company Employee's covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Kellwood and subsidiaries.

  (c) Nothing in this Section 6.7 shall be construed to impose upon Kellwood and its affiliates any obligation to continue the employment of any Company Employee following the Effective Time (other than pursuant to the terms of an agreement between a Company Employee and the Company or a Subsidiary thereof in effect on the date of the Effective Time). For purposes of this Section 6.7, "Company Employees" shall mean persons who are, as of the Effective Time, employees of the Company or any of its Subsidiaries, other than employees whose terms and conditions of employment are covered by a collective bargaining agreement.

  6.8. Confidentiality. In the event that for any reason this Agreement is terminated and the Merger does not occur, neither Kellwood nor any of its affiliates shall (a) retain any document, databases or other media embodying any confidential or proprietary know-how which constitutes a part of the Company or its assets or use, publish or disclose to any third person any confidential or proprietary know-how or (b) use, publish or disclose any information concerning the Company or its Subsidiaries. In the event of any termination of this Agreement, (i) Kellwood shall treat as confidential and proprietary and shall not disclose or use, directly or indirectly, in any manner whatsoever, or permit others under its control to disclose or to use, any confidential or proprietary information concerning the Company or its business or products obtained pursuant to or in connection with the transactions which are the subject matter of this Agreement, unless the information is or becomes a mater of public knowledge through no fault of Kellwood or can be shown to have been in the possession of Kellwood prior to disclosure by Kellwood, and (ii) Kellwood shall promptly return to the Company, upon written request, all written information and documents received from any other party, its affiliates, accountants or counsel, in connection with such transactions, including all copies thereof. The provisions of this
Section 6.8 shall survive any termination of this Agreement.

  6.9. Labor Agreement Compliance. After the Closing Date, Kellwood shall cause the Company (or a Subsidiary thereof, as applicable) to honor and abide by each collective bargaining agreement then existing between the Company or a Subsidiary thereof, as applicable) and a labor organization until the expiration of the term of such agreement and, to the extent required by applicable Law, thereafter.

  6.10. Interim Conduct of Business. From the date hereof until the Closing, Kellwood shall use its reasonable best efforts to preserve, protect and maintain Kellwood and its assets, and operate Kellwood consistent with prior practice and in the ordinary course of its business.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

  7.1. Stockholder Meetings.

  (a) The Company and Kellwood will each, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of stockholders (respectively, the "Company Stockholder Meeting" and the "Kellwood Stockholder Meeting" and, collectively, the "Stockholder Meetings") for the purpose of considering the approval of this Agreement and the Merger (in the case of the Company) and the issuance of the shares of the Kellwood Common Stock pursuant to this Agreement (the "Share Issuance") (in the case of Kellwood). The Company and Kellwood shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day.

  (b) Kellwood shall, through its Board of Directors, recommend to its stockholders approval of the Share Issuance, subject to applicable fiduciary duties, and use its reasonable best efforts to obtain such approval by its stockholders and shall not withdraw or modify, or propose to withdraw or modify in a manner adverse to the Company, such recommendation, except if in the reasonable good faith judgment of Kellwood's Board of Directors, on the basis of the advice of outside legal counsel of Kellwood, or the failure to withdraw or modify, such recommendation would violate the fiduciary duties of such Board of Directors to Kellwood's stockholders under applicable law. The Company shall, through its Board of Directors, recommend to its stockholders approval of this Agreement and the Merger, subject to applicable fiduciary duties, and use its reasonable best efforts to obtain such approval by its stockholders and shall not withdraw or modify, or propose to withdraw or modify in a manner adverse to Kellwood, such recommendation.

  7.2. Pooling of Interests; Reorganization. From the date hereof through the Effective Time, unless the other party shall otherwise agree in writing, none of the Stockholders, Kellwood, the Company or any of their respective Subsidiaries shall (a) knowingly take or fail to take any action which action or failure would prevent the treatment of the Merger as a pooling of interests for accounting purposes or (b) knowingly take or fail to take any action which action or failure would prevent the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Between the date of this Agreement and the Closing, the Stockholders, Kellwood and the Company each shall take, or cause to be taken, all actions reasonably necessary in order for the Merger to be treated as a pooling-of-interests for accounting purposes, including providing appropriate and customary representation letters from each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for pooling-of-interests accounting treatment) to the accountants of the Company or Kellwood, as appropriate, so as to enable Kellwood to obtain a letter, in form and substance reasonably satisfactory to Kellwood and the Company, from Pricewaterhouse Coopers LLP dated the Closing Date stating that they concur with Kellwood management's conclusion that the Merger will qualify as a transaction to be accounted for by Kellwood in accordance with the pooling-of-interests method of accounting. After the Closing Date, Kellwood shall not take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  7.3. Preparation of the Registration Statement and the Joint Proxy Statement. The Company and Kellwood shall promptly prepare and file with the SEC the Joint Proxy Statement and Kellwood shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. Kellwood shall, with the cooperation of the Company, prepare and include in the Registration Statement appropriate provisions (including a resale prospectus) under the Securities Act such that persons who receive shares of Kellwood Common Stock in the Merger and who are "affiliates" of the Company and/or Kellwood under the Securities Act may utilize the Registration Statement to resell publicly such shares of Kellwood Common Stock in compliance with the Securities Act. Each of Kellwood and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, each of Kellwood and the Company shall mail the Joint Proxy Statement to its respective stockholders. Kellwood shall also take any action reasonably required to be taken under any applicable state securities laws in connection with the issuance of Kellwood Common Stock in the Merger and the resale of shares of Kellwood Common Stock by selling security holders pursuant to the resale provisions of the Registration Statement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action and in the case of Company stockholders whose shares of Kellwood Common Stock are registered for resale thereunder, information typically provided by selling security holders. Kellwood shall take all action necessary to list on the New York Stock Exchange the shares of Kellwood Common Stock issuable in the Merger. Kellwood shall take all action necessary to maintain and supplement the Joint Proxy and Registration Statement to enable stockholders issued Kellwood Common Stock to freely resell such shares and to fulfill any prospectus delivery requirement under the Securities Act in connection therewith, in each case, for so long as such stockholder may not freely resell his Kellwood Common Stock without an effective Registration Statement under the Securities Act (without giving effect to sales under Rules 144 or 145 under the Securities Act).

                                 ARTICLE VIII

                      CONDITIONS PRECEDENT TO THE MERGER

  8.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) Stockholder Approval. This Agreement shall have been duly approved by the requisite vote of stockholders of the Company in accordance with applicable law and the Company's charter and the Company's By-laws and the Company Stockholder Agreement, and the Share Issuance shall have been approved by the requisite vote of the stockholders of Kellwood in accordance with applicable rules of the NYSE, applicable Law and the Kellwood charter and the Kellwood By-laws; and

    (b) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Kellwood or the Company, threatened by the SEC.

  8.2. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

    (a) Accuracy of Warranties and Performance of Covenants. The representations and warranties of Kellwood contained herein shall be true and correct as if made on and as of the Closing Date, except for changes in the ordinary course of Kellwood's business or contemplated by this Agreement and except for such breaches, inaccuracies or omissions of such representations and warranties which (i) have neither had nor reasonably would be expected to have a Kellwood Material Adverse Effect and/or (ii) would not jeopardize the qualification of the Merger as a reorganization within the meaning of Section 358(a) of the Code. Kellwood shall have performed all of the obligations and complied in all material respects with all of the covenants, agreements and conditions required to be performed or complied with on or prior to the Closing;

    (b) No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded;

    (c) Regulatory Approvals. All regulatory agencies shall have taken such action as may be required to permit the consummation of the transactions contemplated hereby and such actions shall remain in full force and effect and shall be reasonably satisfactory in form and substance to the Company and its counsel;

    (d) Tax Opinion. The Company and the Stockholders shall have received an opinion of McDermott, Will & Emery, in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, for federal income tax purposes:

      (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Kellwood will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

      (ii) no gain or loss will be recognized by Kellwood, Sub or the Company as a result of the Merger; and

      (iii) no gain or loss will be recognized by the stockholders of the Company upon the conversion of their shares of the Company Common Stock into shares of Kellwood Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Kellwood Common Stock.

  In rendering such opinion, McDermott, Will & Emery may rely upon the representations contained herein and may receive and rely upon representations from Kellwood, the Company, and others; and

    (e) Condition of Kellwood. There shall not have occurred a Kellwood Material Adverse Effect since April 30, 1998.

  8.3. Conditions to Obligations of Kellwood and Sub to Effect the Merger. The obligations of Kellwood and Sub to effect the Merger shall be subject to, the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

    (a) Accuracy of Warranties and Performance of Covenants. The representations and warranties of the Company contained herein shall be true and correct in all material respects as if made on and as of the Closing Date, except for changes occurring in the ordinary course of the Business or contemplated by this Agreement and except for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor would be reasonably expected to have a Company Material Adverse Effect and the Company and Stockholders shall have performed all of the obligations and complied in all material respects with all of the covenants, agreements and conditions required to be performed or complied with by them on or prior to the Closing;

    (b) No Pending Action. No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, cause such transactions to be rescinded, or which might affect the right of the Company to own, operate or control the Business or its assets;

    (c) Regulatory Approvals. All regulatory agencies shall have taken such action as may be required to permit the consummation of the transactions contemplated hereby and such actions shall remain in full force and effect and shall be reasonably satisfactory in form and substance to Kellwood and its counsel;

    (d) Consents. Kellwood shall have been furnished with the third party consents set forth in Schedule 8.3(d);

    (e) Condition of Business and Assets. The Business and its assets shall not have been adversely affected in any way by any act of God, fire, flood, accident, war, labor disturbance, legislation (proposed or enacted), or other event or occurrence, whether or not covered by insurance, which has resulted in a Company Material Adverse Effect and there shall have been no change in the assets or the Business or its financial condition which has resulted in a Company Material Adverse Effect;

    (f) Multi-Year License. The Company shall have entered into a multi-year license with Polo Ralph Lauren with terms reasonably acceptable to Kellwood;

    (g) Collective Bargaining Agreement. The Company shall have used commercially reasonable efforts to enter into a collective bargaining agreement for its operations in Florida and Canada with terms reasonably acceptable to Kellwood; and

    (h) Accounting. Kellwood shall have received a letter from Pricewaterhouse Coopers LLP (or any successor thereto), in form and substance reasonably satisfactory to Kellwood, that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16, as amended by Statements of Financial Accounting Standards Board ("FASB"), and the related interpretations of the American Institute of Certified Public Accountants, the FASB, the Emerging Issues Task Force and the rules and regulations of the U.S. Securities and Exchange Commission (collectively, "APB Opinion No. 16 and its Interpretations") if closed and consummated in accordance with this Agreement (which opinion shall be based, as to the financial statements of the Company, on a customary "pooling" letter of KPMG Peat Marwick LLP).

                                  ARTICLE IX

                            TERMINATION BY PARTIES

  9.1. Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:

    (a) by mutual written consent of the parties hereto;

    (b) by either Kellwood or the Company in the event that the Closing does not occur for any reason on or before April 30, 1999 (the "Termination Date"); provided, however, that if the Closing does not occur on or prior to the Termination Date due to the act or omission of one of the parties, that party may not terminate this Agreement pursuant to the provisions of this Section;

    (c) by the Company, upon approval of the Company Board of Directors, if prior to stockholder approval (i) without violation of Section 5.8, the Company shall have received after the date hereof an Alternative Proposal,
  (ii) the Company's Board of Directors shall have determined, in the exercise of its good faith judgment that such Alternative Proposal constitutes a Superior Proposal, and (iii) the Company shall have given Kellwood at least four (4) business days' prior written notice of the material terms and conditions of such Superior Proposal and of its intention to terminate this Agreement pursuant to this provision, in order to enter into an agreement with respect to such Superior Proposal; provided, however, that such termination under this clause (c) shall not be effective, and the Company shall not be entitled to enter into a definitive agreement providing for such Superior Proposal, until the Company has made payment to Kellwood of the fee required to be paid pursuant to Section 9.2(a);

    (d) by Kellwood, if the Company's Board of Directors or committee thereof shall have resolved to accept or recommend to the Company's stockholders a definitive agreement with respect to a Superior Proposal or shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation to the stockholders of the Company of the transactions contemplated hereby or shall not have submitted this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders or used its reasonable best efforts to obtain such stockholder approval;

    (e) by Kellwood, if (i) a Change of Control of the Company shall have occurred, (ii) the Company shall have entered into a definitive agreement providing for, or publicly announced its intention to effect, any transaction involving a Change of Control of the Company or (iii) a tender offer or exchange offer shall have been commenced or publicly announced that, if consummated, would have the effect of a Change of Control of the Company;

    (f) by either Kellwood or the Company, if the approval of the stockholders of such party or the other party contemplated by Section 7.1 is not obtained at the applicable stockholders meeting, including adjournments thereof.

    (g) by either Kellwood or the Company, if the other shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement, or any representation or warranty made in this Agreement by such other party shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentations is not cured within ten (10) days after written notice thereof and such breaches, failures or misrepresentations, individually or in the aggregate and without regard to materiality qualifiers contained therein, result or would be reasonably likely to result in a Company Material Adverse Effect or a Kellwood Material Adverse Effect, as applicable; or

    (h) by the Company, if Kellwood's Board of Directors or committee thereof shall have withdrawn or adversely modified its approval of, or recommendation to the stockholders of Kellwood to approve, the Share Issuance or shall not have submitted the Share Issuance to the stockholders of Kellwood for their approval at a meeting of stockholders or used its reasonable best efforts to obtain such stockholder approval.

Any right of termination set forth above shall be exercised by written notice from the terminating party to the other party.

  9.2. Termination Fees.

  (a) If this Agreement is terminated by the Company pursuant to Section 9.1(c), or by Kellwood pursuant to Section 9.1(d) or (e), or by Kellwood due to the failure of the Company to obtain stockholder approval as set forth in
Section 9.1(f), then the Company shall pay Kellwood a fee of Five Million Dollars ($5,000,000); provided, however, that no fee shall be payable following a termination of this Agreement pursuant to Section 9.1(e)(iii), unless and until the relevant tender offer or exchange offer has been consummated and a Change of Control of the Company has occurred. Such amount shall be paid in cash by wire transfer in immediately available funds not later than five (5) business days after the obligation to make such payment arises.

  (b) If (i) this Agreement is terminated prior to the occurrence of the Closing pursuant to Section 9.1(b) (except if such termination occurs as a result of the failure of Kellwood to satisfy the conditions set forth in
Section 8.2 hereof) or Section 9.1(g) due to the breach or non-compliance by the Company, (ii) prior to such date as is one hundred eighty (180) days after such termination the Company shall enter into a definitive agreement providing for, or shall publicly announce its intention to effect any transaction involving the sale of all or substantially all of the Company's assets (whether by merger or sale of stock or assets) to or with an unaffiliated person, and (iii) no fee has previously been paid pursuant to Section 9.2(a), then the Company shall pay Kellwood the fee set forth in Section 9.2(a).

  9.3. Effect of Termination. In the event of any termination of this Agreement as provided above, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of any party, their affiliates or their respective officers or directors; provided, however, that upon any such termination the obligations of the parties with respect to this Article IX (including Section 9.2), Section 5.3,
Section 11.3 and the Confidentiality Agreement previously entered into by and between the Company and Kellwood shall remain in full force and effect; and provided further, that nothing herein will relieve any party from liability for damages for any breach of covenants or representations and warranties of this Agreement prior to Closing.

  9.4. Change of Control. For purposes of this Agreement, "Change of Control" shall mean with respect to the Company the occurrence of any of the following events: (i) an acquisition (whether directly from such party or otherwise) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term is used for purposes of Section 13(d) or 14(d) of the Exchange
Act) not a stockholder of the Company as of the date hereof, immediately after which such Person has or would have "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of forty percent (40%) or more of the combined voting power of the Company's then outstanding Voting Securities; (ii) the consummation of, or agreement to consummate: (A) a merger, consolidation, share exchange or reorganization of the Company in which the present stockholders of the Company, as a group, cease to hold a majority equity interest in the surviving entity; (B) a liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for the Company; or (C) the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary).

                                   ARTICLE X

                         SURVIVAL AND INDEMNIFICATION

  10.1. Survival. All representations, warranties, covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto, and shall survive the Closing and shall be fully effective and enforceable for a period of one (1) year following the Closing Date (unless a different period is specifically assigned thereto), but shall thereafter be of no further force or effect, except as they relate to claims for indemnification timely made pursuant to this Article or claims alleging fraud on the part of a party hereto.

  10.2. Indemnification. (a) Kellwood shall indemnify and hold harmless the Company and the Stockholders and (b) the Company and the Stockholders shall indemnify and hold harmless Kellwood, in each case, from and against any and all loss, damage, expense (including court costs, amounts paid in settlement, judgments, reasonable attorneys' fees or other expenses for investigating and defending, but after giving effect to any tax benefits related thereto), suit, action, claim, liability or obligation related to, caused by or arising from any misrepresentation, breach of warranty by such party or failure by such party to fulfill any covenant or agreement contained herein.

  10.3. Notice of Claims. Kellwood, the Company or the Stockholders' Representative, as applicable, shall give prompt written notice to the other of the facts and circumstances giving rise to any claim for indemnification hereunder (the "Notice") for which such indemnified party intends to assert a right to indemnification under this Agreement (collectively, "Claims"). The party receiving the Notice shall have the option to protest any Claim, at such party's own cost and expense. Such option shall be exercised by the giving of notice by the exercising party to the other parties within ten (10) days of receipt of a Notice.

  10.4. Limitations on Stockholders' Indemnification Obligation. From and after the Effective Time, subject to the terms and conditions of the Escrow Agreement, Kellwood shall be entitled to be indemnified from the Escrow for any and all Claims, regardless of the record or beneficial ownership of the shares of Kellwood Common Stock or other assets held pursuant to the Escrow Agreement. Kellwood and Sub shall not be entitled to indemnification under this Agreement until the aggregate amount of all such Claims exceeds Seven Hundred Fifty Thousand Dollars ($750,000) (the "Threshold Amount"), and then Kellwood shall be entitled to recover only the amount of such Claims in excess of the Threshold Amount. Kellwood shall provide the Escrow Agent and the Stockholder Representative named pursuant to the Escrow Agreement with Notice of all Claims included in the Threshold Amount. The value of Kellwood Common Stock used to fulfill the indemnification obligation hereunder shall be the Agreed Price. The Kellwood Common Stock held pursuant to the Escrow Agreement shall constitute the sole and exclusive fund from which any Claims of Kellwood or Sub and costs and expenses incurred in connection therewith hereunder may be satisfied (other than claims based upon fraud) and the sole and exclusive recourse for breaches by the Company or the Stockholders of the representations, warranties and covenants contained herein, absent fraud. In the event that the Kellwood Common Stock held pursuant to the Escrow Agreement is insufficient to satisfy any claim of Kellwood hereunder, Kellwood and Sub shall be barred from taking any other action against the Company, the Stockholders or any stockholder of the Company.

  10.5. Third Party Claims. The Stockholders' Representative appointed pursuant to the Escrow Agreement shall have the right, at its own expense to participate in the defense of any third party claim asserted against the Company for which Kellwood would be entitled to indemnification hereunder; provided, however, that such Stockholders' Representative shall have no right to control the defense or settlement of any such claim. Kellwood shall not settle any claim of a third party for which it is entitled to indemnification hereunder without the prior written consent of the Stockholders' Representative, which consent shall not be unreasonably withheld.

                                  ARTICLE XI

                              GENERAL PROVISIONS

  11.1. Amendments and Waiver. Except as otherwise required by applicable Law after the Company Stockholder Meeting to approve this Agreement and the Merger and/or the Kellwood Stockholder Meeting to approve the Share Issuance, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by or on behalf of each of the parties hereto. No amendment, waiver or consent with respect to any provision of this Agreement shall in any event be effective, unless the same shall be in writing and signed by the parties hereto, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect that party's right at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement. Waivers may be made in advance or after the right occurred has arisen or the breach or default waived has occurred. Any waiver may be conditional.

  11.2. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be, personally delivered or sent by facsimile transmission with confirming copy sent by overnight courier (such as Express Mail, Federal Express, etc.) and a delivery receipt obtained and addressed to the intended recipient as follows:

    (a) if to Kellwood or Sub, to

      Kellwood Company
      600 Kellwood Parkway
      Chesterfield, MO 63178
      Attention: Thomas H. Pollihan, General Counsel
      Telecopy No.: (314) 576-3388

    with a copy to:

      McDermott, Will & Emery
      227 West Monroe Street
      Chicago, Illinois 60606
      Attention: Robert A. Schreck, Jr.
      Telecopy No.: (312) 984-7700

    (b) if to the Company or the Stockholders, to

      Koret of California, Inc.
      611 Mission Street
      San Francisco, CA 94105
      Attention: Steven Rudin
      Telecopy No.: (415) 957-2170

    with copies to:

      Squadron, Ellenoff, Plesent & Sheinfeld, LLP
      551 Fifth Avenue
      New York, NY 10176-001
      Attention: Arthur D. Stout
      Telecopy No.: (212) 697-6686

      Goldman Sachs & Co.
      85 Broad Street
      New York, NY 10004
      Attention: Ben Adler
      Fax No.: (212) 902-3000

Any party may change its address for receiving notice by written notice given to the others named above.

  11.3. Expenses. Except as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the Merger, including, without limitation, all legal, accounting, financial advisory, printing, consulting and filing and other fees and expenses of third parties ("Third Party Expenses") incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including the Joint Proxy Statement and Registration Statement, shall be in the case of Third Party Expenses incurred by Kellwood and Sub, the obligation of Kellwood, and in the case of the Company and the Stockholders, the obligation of the Company. If this Agreement is terminated by the Company pursuant to Section 9.1(g), 9.1(h) or 9.1(f) due to the failure of Kellwood stockholders to approve the Share Issuance, Kellwood shall pay the Third Party Expenses of the Company and the Stockholders, without prejudice to any other remedies they may have to assert. If any action is brought by either party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover court costs, arbitration expenses and reasonable attorneys' fees. The provisions of this Section shall survive any termination of this Agreement.

  11.4. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  11.5. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and permitted assigns. At the election of Kellwood, any direct wholly-owned Subsidiary of Kellwood may be substituted for Sub as a constituent corporation in the Merger, provided that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities and provided further that such substitution would not jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Except as provided in the foregoing sentence, this Agreement shall not be assigned by either party hereto without the express prior written consent of the other party and any attempted assignment, without such consents, shall be null and void. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third-party beneficiary hereto; notwithstanding the foregoing, in the event of any breach by Kellwood of its covenants set forth in Sections 6.3(a) and/or (b) or 7.3, each director and officer of the Company or selling security holder, as the case may be, shall be entitled to commence and maintain appropriate legal action to compel Kellwood to comply with such covenants or to obtain monetary damages for the breach thereof.

  11.6. Entire Transaction. This Agreement and the documents referred to herein contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersedes all other agreements, understandings and undertakings among the parties on the subject matter hereof; provided, however, that the provisions contained in the Confidentiality Agreement dated July 9, 1998 as modified by paragraph 17 of the Letter of Intent among the parties dated as of September 18, 1998 shall survive any termination of this Agreement and shall remain in full force and effect until the Closing contemplated hereby is consummated. All exhibits, attachments and schedules hereto are hereby incorporated by reference and made a part of this Agreement.

  11.7. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the law that might otherwise govern under applicable principles of conflicts of laws thereof.

  11.8. Jurisdiction.

  (a) The parties to this Agreement agree that any suit, action or proceeding arising out of, or with respect to, this Agreement or any judgment entered by any court in respect thereof shall be brought in the courts of the State of Delaware or in the U.S. District Court for Delaware, and Kellwood, the Company and the Stockholders hereby irrevocably accept the exclusive personal jurisdiction of those courts for the purpose of any suit, action or proceeding.

  (b) In addition, Kellwood, the Company and the Stockholders each hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in the State of Delaware or the U.S. District Court for Delaware, and hereby further irrevocably waives any claim that any suit, action or proceedings brought in any such court has been brought in any inconvenient forum.

  11.9. Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings customarily given them in accordance with GAAP, and all financial computations hereunder shall, unless otherwise specifically provided, be computed in accordance with GAAP consistently applied.

  11.10. Knowledge. For purposes of this Agreement, any reference to "the knowledge of" or "the best knowledge of" a party hereto when modifying any representation and warranty shall mean, with respect to Kellwood, to the actual knowledge (upon due inquiry) of all officers of such party with title of vice president or higher; with respect to the Company, to the actual knowledge (upon due inquiry) of Steven Rudin (President/COO of the Company), Bradley Kennison (CFO/VP/Secretary/Treasurer) of the Company, Mustafa

Kahn, Denise Johnston, Frank Matteucci, Barney Michela, Michael Rappaport, Fred Smeyne, Richard Partida, Susan Unrath, Daniel Kempers, Joanne Bjork, and Douglas Whiteley. The representations and warranties contained in this Agreement shall not be affected by any investigation, verification or examination by any party hereto or by anyone on behalf of any such party, or any knowledge of facts determined or determinable pursuant to such investigation, except as specifically set forth herein or in a Schedule or document delivered pursuant to this Agreement.

  11.11. Other Rules of Construction. References in this Agreement to sections, schedules, attachments and exhibits are to sections of, and schedules, attachments and exhibits to, this Agreement, unless otherwise indicated. Words in the singular include the plural and in the plural include the singular. The word "or" means "in the alternative" and is not exclusive. The word "including" shall mean including, without limitation. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Each party hereto acknowledges that this Agreement has been negotiated at arms-length by the parties and their respective counsel and that neither party shall be deemed the author or drafter of this Agreement for purposes of construction of the terms hereof or for any other purpose. All parties hereto have participated substantially in the negotiation and drafting of this Agreement and each party hereby disclaims any defense or assertion that any ambiguity herein should be construed against the drafter.

  11.12. Announcements. No announcement of this Agreement or any transaction contemplated hereby shall be made by any party without the written approval of the other parties hereto (which approval shall not be unreasonable withheld), except as required by law or the regulations of any securities exchange.

  11.13. Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

  11.14. Certain Taxes. Kellwood shall pay all stamp or other similar transfer taxes arising as a result of the consummation of the transactions contemplated hereby.

                                    * * * *

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above.

Koret, Inc.                               Stockholders:


    /s/ Martin J. Granoff                       /s/ Martin J. Granoff
By: ___________________________           -------------------------------------
    Martin J. GranoffChairman                       Martin J. Granoff


                                          GS Capital Partners, L.P.

                                          By: GS Advisors, Inc.
                                              General Partner

                                          By: GS Advisors, L.P.
                                              General Partner

                                               /s/ Eve M. Gerriets, V.P.
                                          By: _________________________________
                                                      Eve M. Gerriets

                                          Stone Street Fund 1994, L.P.

                                          By: Stone Street Funding Corp.
                                              General Partner

                                               /s/ Eve M. Gerriets, V.P.
                                          By: _________________________________
                                                      Eve M. Gerriets

                                          Bridge Street Fund 1994

                                          By: Stone Street Funding Corp.
                                              General Partner

                                               /s/ Eve M. Gerriets, V.P.
                                          By: _________________________________
                                                      Eve M. Gerriets

                                          Kellwood Company

                                                   /s/ Hal J. Upbin
                                          By: _________________________________
                                                  Hal J. Upbin, President

                                          Kellwood Aquisition II Corporation

                                                    /s/ Hal J. Upbin
                                          By: _________________________________
                                                 Hal J. Upbin, President

                ANNEX B: OPINION OF CREDIT SUISSE FIRST BOSTON

Board of Directors
Kellwood Company
P.O. Box 14374
St. Louis, MO 63178

November 11, 1998

Members of the Board:

You have asked us to advise you with respect to the fairness to Kellwood Company (the "Acquiror") from a financial point of view of the consideration to be paid by the Acquiror pursuant to the terms of the draft of Agreement and Plan of Merger among Kellwood Acquisition II Corporation (the "Subsidiary"), the Acquiror, Koret Inc. (the "Company") and certain stockholders of the Company, dated November 10, 1998 (the "Merger Agreement"). The Merger Agreement provides for the merger of the Company with the Subsidiary pursuant to which the Company will be the surviving corporation and will become a wholly-owned subsidiary of the Acquiror (the "Merger") and each outstanding share of Class A Common Stock, par value $0.01 per share, Class B Non-Voting Common Stock, par value $0.01 per share, and Class C Common Stock, par value $0.01 per share, of the Company (collectively, the "Company Common Stock") will be converted into 0.6025 of a share (the "Exchange Ratio") of the Acquiror's Common Stock, par value $0.01 per share ("Acquiror Common Stock"). We have assumed, with the consent of the Board of Directors of the Acquiror, that the executed Merger Agreement will not vary materially from the November 10, 1998 Merger Agreement.

In arriving at our opinion, we have reviewed certain business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information, including financial forecasts, provided to us by the Acquiror, and have met with the Company's and the Acquiror's managements to discuss the business and prospects of the Company and the Acquiror.

We have also considered certain financial data of the Company and the Acquiror, and we have compared those data with similar data for publicly held companies in businesses similar to the Company and the Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and the Acquiror's managements as to the future financial performance of the Company and the Acquiror. You have informed us, and we have assumed, that the Merger will be accounted for as a pooling of interests in accordance with generally accepted accounting principles. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Acquiror Common Stock when issued to the holders of the Company Common Stock pursuant to the Merger or the prices at which such Acquiror Common Stock will trade subsequent to Merger.

We have been engaged by the Acquiror to render this opinion in connection with the Merger and will receive a fee for rendering this opinion.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Acquiror in connection with its consideration of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Acquiror from a financial point of view.

Very truly yours,

Credit Suisse First Boston Corporation

            /s/ Robert S. Murley
By: ______________________________________
  Robert S. Murley
  Managing Director

                                                                         ANNEX C





                          KORET, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

           November 29, 1998, November 30, 1997 and December 1, 1996
                  (With Independent Auditors' Report Thereon)

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Koret, Inc.:

  We have audited the accompanying consolidated balance sheets of Koret, Inc. and subsidiaries as of November 29, 1998 and November 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended November 29, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koret, Inc. and subsidiaries as of November 29, 1998 and November 30, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended November 29, 1998 in conformity with generally accepted accounting principles.

                                          KPMG LLP

San Francisco, California
February 4, 1999

                          KORET, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    November 29, 1998 and November 30, 1997
                      (in thousands except share amounts)

                            ASSETS                               1998     1997
                            ------                              -------  ------
Current assets:
  Cash and cash equivalents...................................  $ 1,922   1,916
  Due from factors and trade accounts receivable, net (note
   3).........................................................    2,542   3,228
  Note receivable (note 5)....................................    3,400     --
  Inventories (note 4)........................................   52,671  57,712
  Income tax receivable (note 6)..............................    1,041     --
  Deferred income taxes (note 6)..............................    4,511   4,704
  Other current assets........................................    3,219   2,809
                                                                -------  ------
    Total current assets......................................   69,306  70,369
Property, plant and equipment, net (note 5)...................    5,141   8,805
Deferred income taxes (note 6)................................    3,605   1,825
Intangible assets and excess of purchase price over fair value of assets acquired, less accumulated amortization of $6,700
 and $5,958 in 1998 and 1997, respectively (note 1)...........   10,605  11,397
Other assets..................................................      752     136
                                                                -------  ------
    Total assets..............................................  $89,409  92,532
                                                                =======  ======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Current liabilities:
  Bank overdraft..............................................  $ 2,926   5,334
  Current maturities of long-term debt (note 7)...............    4,167   3,948
  Accounts payable............................................   12,964  16,074
  Accrued liabilities and deferred credits (note 5)...........    4,363   3,252
  Accrued salaries, wages and employee benefits...............    4,364   3,798
  Income taxes payable (note 6)...............................      --    1,401
                                                                -------  ------
    Total current liabilities.................................   28,784  33,807
Long-term debt (note 7).......................................    6,199  13,313
Other non-current liabilities and deferred credits (notes 5, 8
 and 12)......................................................    2,829   3,472
                                                                -------  ------
    Total liabilities.........................................   37,812  50,592
                                                                -------  ------
Stockholders' equity (notes 13 and 16):
  Class A common stock, $.01 par value. Authorized 20,000,000 shares; 4,903,719 and 4,835,254 shares issued and
   outstanding in 1998 and 1997, respectively.................       49      48
  Class C special common stock, $1.00 par value. Authorized
   3,200,000 shares; 3,091,190 shares issued and outstanding
   in 1998 and 1997...........................................    3,091   3,091
  Additional paid-in capital..................................   21,336  21,042
  Retained earnings...........................................   28,574  18,461
  Foreign currency translation adjustment.....................   (1,453)   (702)
                                                                -------  ------
    Total stockholders' equity................................   51,597  41,940
Commitments and contingencies (notes 3, 8, 10, 12 and 13)
                                                                -------  ------
    Total liabilities and stockholders' equity................  $89,409  92,532
                                                                =======  ======

          See accompanying notes to consolidated financial statements.

                          KORET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

     Years ended November 29, 1998, November 30, 1997 and December 1, 1996
                    (in thousands except per share amounts)

                                                     1998     1997     1996
                                                   --------  -------  -------
Net sales......................................... $290,172  295,372  259,403
Cost of sales.....................................  200,536  219,898  196,139
                                                   --------  -------  -------
    Gross margin..................................   89,636   75,474   63,264
Selling, general and administrative expenses......   64,974   62,928   58,481
Amortization of intangible assets and excess of
 purchase price over fair value of assets
 acquired.........................................      723    1,385    1,044
                                                   --------  -------  -------
    Operating income..............................   23,939   11,161    3,739
Interest expense, net.............................   (5,186)  (5,895)  (5,457)
Loss on sale of subsidiary (note 15)..............   (1,620)      --       --
Other expense, net................................     (589)    (309)    (146)
                                                   --------  -------  -------
    Income (loss) before income taxes.............   16,544    4,957   (1,864)
Provision (benefit) for income taxes (note 6).....    6,431    2,650     (304)
                                                   --------  -------  -------
    Net income (loss)............................. $ 10,113    2,307   (1,560)
                                                   ========  =======  =======
Earnings per share (note 14):
    Basic earnings (loss) per share............... $   1.27     0.30    (0.20)
                                                   ========  =======  =======
    Diluted earnings (loss) per share............. $   1.19     0.28    (0.20)
                                                   ========  =======  =======


          See accompanying notes to consolidated financial statements.

                          KORET, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     Years ended November 29, 1998, November 30, 1997 and December 1, 1996
                                 (in thousands)

                                            Class C
                             Class A        special                          Foreign
                          common stock   common stock  Additional           currency       Total
                          -------------- -------------  paid-in   Retained translation stockholders'
                          Shares  Amount Shares Amount  capital   earnings adjustment     equity
                          ------  ------ ------ ------ ---------- -------- ----------- -------------
Balances at December 3,
 1995...................  4,579    $46   3,091  $3,091   20,788    17,714      (242)      41,397
Net loss................    --     --      --      --       --     (1,560)      --        (1,560)
Translation adjustment..    --     --      --      --       --        --       (203)        (203)
                          -----    ---   -----  ------   ------    ------    ------       ------
Balances at December 1,
 1996...................  4,579     46   3,091   3,091   20,788    16,154      (445)      39,634
Net income..............    --     --      --      --       --      2,307       --         2,307
Translation adjustment..    --     --      --      --       --        --       (257)        (257)
Exercise of warrants
 (note 13)..............    256      2     --      --       254       --        --           256
                          -----    ---   -----  ------   ------    ------    ------       ------
Balances at November 30,
 1997...................  4,835     48   3,091   3,091   21,042    18,461      (702)      41,940
Net income..............    --     --      --      --       --     10,113       --        10,113
Translation adjustment..    --     --      --      --       --        --       (751)        (751)
Exercise of options
 (note 13)..............    127      1     --      --       288       --        --           289
Tax benefit from
 exercise of warrants
 and options............    --     --      --      --       506       --        --           506
Stock buyback (note 8)..    (58)   --      --      --      (500)      --        --          (500)
                          -----    ---   -----  ------   ------    ------    ------       ------
Balances at November 29,
 1998...................  4,904    $49   3,091  $3,091   21,336    28,574    (1,453)      51,597
                          =====    ===   =====  ======   ======    ======    ======       ======



          See accompanying notes to consolidated financial statements.

                         KORET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOW

     Years ended November 29, 1998, November 30, 1997 and December 1, 1996
                                (in thousands)

                                                       1998     1997     1996
                                                     --------  -------  -------
Cash flows from operating activities:
 Net income (loss).................................  $ 10,113    2,307   (1,560)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
   Depreciation and amortization...................     3,412    3,880    3,747
   Amortization of discount on subordinated note...       --       358      195
   Net loss (gain) on disposal of equipment........       115       20      (42)
   Deferred rent...................................       (64)     (86)    (127)
   Deferred gain...................................      (144)    (144)    (128)
   Deferred income taxes...........................    (1,587)  (1,093)  (1,871)
   Changes in operating assets and liabilities:
     Receivables transferred to factors/trade
      accounts receivable, net.....................     6,660  (32,268)  20,359
     Inventories...................................     5,041  (16,805)   1,850
     Other assets..................................    (1,027)    (161)     502
     Income taxes refundable.......................      (535)     --       261
     Income taxes payable..........................    (1,401)   1,401      --
     Accounts payable..............................    (3,110)   1,676      612
     Accrued liabilities...........................     1,200    1,592     (990)
     Other liabilities.............................      (445)     880      --
                                                     --------  -------  -------
      Net cash provided by (used in) operating
       activities..................................    18,228  (38,443)  22,808
                                                     --------  -------  -------
Cash flows from investing activities:
 Proceeds from sale of property, plant and
  equipment........................................     1,091       27    3,772
 Capital expenditures..............................    (2,568)  (1,725)  (1,769)
                                                     --------  -------  -------
      Net cash (used in) provided by investing
       activities..................................    (1,477)  (1,698)   2,003
                                                     --------  -------  -------
Cash flows from financing activities:
 Net (repayments) advances under factoring and line
  of credit agreements.............................    (5,974)  44,709  (15,719)
 Principal payments on long-term debt and capital
  lease obligations................................    (7,519) (14,745) (15,415)
 Borrowings under long-term debt agreement.........       --     8,830      --
 Change in bank overdraft..........................    (2,408)     963    1,185
 Proceeds from exercise of options and warrants....       289      256      --
 Debt issuance costs...............................       --      (100)     --
 Buyback of common stock...........................      (500)     --       --
                                                     --------  -------  -------
      Net cash (used in) provided by financing
       activities..................................   (16,112)  39,913  (29,949)
                                                     --------  -------  -------
Effect of exchange rate on changes in cash.........      (633)    (177)    (175)
                                                     --------  -------  -------
      Net increase (decrease) in cash and cash
       equivalents.................................         6     (405)  (5,313)
Cash and cash equivalents at beginning of year.....     1,916    2,321    7,634
                                                     --------  -------  -------
Cash and cash equivalents at end of year...........  $  1,922    1,916    2,321
                                                     ========  =======  =======
Supplemental disclosures of cash flow information:
 Net cash paid during the period for:
   Interest........................................  $  5,220    5,742    5,338
                                                     ========  =======  =======
   Income taxes....................................  $  9,954    2,609    1,306
                                                     ========  =======  =======

Supplemental disclosures of noncash investing and financing activities:

  In December 1996, a capital lease obligation of $398,000 was incurred when the Company entered into a lease for new equipment.

  In December 1997, a capital lease obligation of $624,000 was incurred when the Company entered into a lease for equipment.

  In 1998, the Company received a tax benefit related to the exercise of warrants and options of $506,000.

  In October 1998, the Company sold an office building in San Francisco, California, for $3,810,000. As part of the consideration for the sale of the building, Koret received a promissory note of $3,400,000 (note 5).

         See accompanying notes to consolidated financial statements.

                         KORET, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           November 29, 1998, November 30, 1997 and December 1, 1996

(1) Summary of Significant Accounting Policies

 (a) Principles of Consolidation

  The consolidated financial statements include the accounts of Koret, Inc. ("the Company") and its wholly owned subsidiaries, Koret of California, Inc.; Counterparts Sportswear, Inc. (note 15); New Campaign, Inc. ("Campaign"); MJF Imports; and West Coast Apparel, Inc. (note 2) (hereinafter collectively referred to as "Koret"). All material intercompany transactions and accounts have been eliminated.

 (b) Fiscal Year

  Koret's fiscal year is the 52- or 53-week period ending the Sunday nearest to November 30.

 (c) Cash, Cash Equivalents and Bank Overdrafts

  Cash equivalents include highly liquid investments with maturities of less than three months at the time of purchase.

  Koret's central cash management system is designed to maintain minimal balances at the bank. Koret's policy is to classify checks issued but not presented to the bank as bank overdrafts.

 (d) Inventory Valuation and Revenue Recognition

  Inventories are recorded at the lower of standard cost (which approximates average cost) or market (net realizable value). Inventory cost includes raw materials, direct labor and manufacturing overhead costs. Sales are recognized when merchandise is shipped to customers.

 (e) Property, Plant and Equipment

  Property, plant and equipment are carried at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line method over the estimated useful lives of the related assets as follows:

      Buildings................................. 20-25 years
      Leasehold improvements and leasehold       Shorter of the lease term or
       equipment................................  the useful life of the asset
      Machinery and equipment................... 3-7 years

  When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

 (f) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


 (g) Foreign Currency Translation Adjustment

  The balance sheet accounts of West Coast Apparel, Inc. are translated using the exchange rate in effect at the balance sheet date and using the Canadian dollar as the functional currency. Results of operations are translated using the average exchange rate prevailing throughout the period. Unrealized exchange rate gains and losses resulting from translating foreign currency assets and liabilities into U.S. dollars are accumulated as a foreign currency translation adjustment in stockholders' equity. Gains or losses from foreign currency transactions for the period are included in "other expenses, net" in the accompanying consolidated statements of operations.

 (h) Amortization of Intangible Assets and Excess of Purchase Price over Fair Value of Assets Acquired

  Amortization is calculated on a straight-line basis over the following periods:

      Intangible assets:
        Trade name............................................ 40 years
        Debt issuance costs...................................  5 years
      Excess of purchase price over fair value of assets
       acquired............................................... 20 and 30 years

  The Company continually evaluates the recoverability of goodwill as well as other intangible assets by assessing whether the amortization of the balance over the remaining life can be recovered through expected and undiscounted future results. As part of this review, the Company takes into consideration any events and circumstances which might have diminished the fair values.

  Remaining unamortized balances were as follows (in thousands):

                                                                 1998    1997
                                                                ------- ------
      Intangible assets:
        Trade name............................................. $   218    226
        Debt issuance costs....................................     161    184
      Excess of purchase price over fair value of assets
       acquired................................................  10,226 10,987
                                                                ------- ------
                                                                $10,605 11,397
                                                                ======= ======

 (i) Postretirement Benefits

  The cost of postretirement benefits other than pensions are recognized in the financial statements. Koret has no ongoing postretirement benefit plan covering active employees; therefore, the entire accumulated postretirement benefit obligation relates to retirees.

 (j) Foreign Exchange Forward Contracts

  Koret enters into foreign exchange forward option contracts to manage exposure to currency rate fluctuations. At the time of recording, these exchange agreements qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Koret does not engage in speculation.

 (k) Accounting for Stock Options

  Prior to December 2, 1996, the Company accounted for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded only if the current market price of the

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996

underlying stock exceeded the exercise price on the date of grant. On December 2, 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions required by SFAS No. 123 when the Company grants additional stock options.

 (l) Use of Estimates

  Koret's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual amounts may ultimately differ from those estimates.

 (m) Reclassifications

  Certain 1997 and 1996 amounts not affecting net income have been reclassified to conform to the 1998 consolidated financial statement presentation.

(2) Organization

  The Company, through its subsidiaries, is engaged in the design, manufacture and wholesale of quality women's apparel and leather accessories. Koret also operates several retail outlet stores. The Company distributes its products throughout the United States and Canada.

  On December 4, 1995, two of the Company's subsidiaries located in Canada (Mr. Jax Fashions, Inc. and Koret Canada, Inc.) amalgamated into one company, West Coast Apparel, Inc. An amalgamation, under Canadian law, is similar to a merger, but results in the formation of a new company. The amalgamated company retains all the characteristics of the predecessor companies such as ownership of assets, obligations to creditors and tax bases.

(3) Due from Factors and Trade Accounts Receivable, Net

  The Company's subsidiaries have each entered into factoring agreements, whereby substantially all accounts receivable are transferred to the factor on a nonrecourse basis, subject to credit approvals from the factor. These transfers are accounted for as sales as the Company's subsidiaries have surrendered control of these receivables in exchange for other consideration. When transferred, these assets are beyond the reach of the Company even in bankruptcy. The factor has the right, free of any conditions, to pledge or exchange the accounts receivable and the Company has no ability to repurchase the accounts receivable once factored.

  In connection with the debt restructuring (note 7), the factoring commission charged on the gross receivables transferred to the factor was changed from 0.50% to 0.45% during 1998. Additionally, the method of applying credit for the collection of accounts receivable was modified from an average maturity date method to an actual collection method. The Company is permitted to receive, at the factors' discretion, advances on the uncollected receivables. Interest is charged on such advances at the prime rate plus 0.25% per annum or LIBOR plus 1.5% per annum. The weighted average interest rate for advances was 7.83%, 8.15% and 8.00% for fiscal years ended 1998, 1997 and 1996, respectively. In order to minimize interest expense, advances are requested as and when needed to meet immediate working capital requirements.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


  Due from factors and trade accounts receivable consist of the following (in thousands):

                                                              1998     1997
                                                            --------  -------
      Receivables transferred to factors................... $ 51,516   58,437
      Advances from factors................................  (46,736) (52,710)
                                                            --------  -------
          Due from factors.................................    4,780    5,727
      Trade accounts receivable............................      309      914
      Allowances for discounts, returns and doubtful
       accounts............................................   (2,547)  (3,413)
                                                            --------  -------
                                                            $  2,542    3,228
                                                            ========  =======

(4) Inventories

  The components of inventories are as follows (in thousands):

                                                                   1998    1997
                                                                  ------- ------
      Raw materials.............................................. $ 3,316  5,332
      Work in process............................................  10,092 12,201
      Finished goods.............................................  39,263 40,179
                                                                  ------- ------
                                                                  $52,671 57,712
                                                                  ======= ======

(5) Property, Plant and Equipment, Net

  Property, plant and equipment, net consist of the following (in thousands):

                                                                1998     1997
                                                              --------  -------
      Land..................................................  $    --     2,810
      Buildings and leasehold improvements..................     7,545    8,657
      Machinery and equipment, including equipment under
       capital leases of $2,011 and $1,387 in 1998 and 1997,
       respectively.........................................    14,844   14,284
                                                              --------  -------
                                                                22,389   25,751
      Accumulated depreciation, including accumulated
       amortization of property and equipment under capital
       leases of $1,310 and $1,172 in 1998 and 1997,
       respectively.........................................   (17,248) (16,946)
                                                              --------  -------
                                                              $  5,141    8,805
                                                              ========  =======

  In June 1996, Koret sold its manufacturing facility in Napa, California, for an amount, net of expenses, totaling approximately $3,659,000 and entered into an agreement to lease back the facility. The gain of approximately $2,164,000 resulting from this sale was deferred and is being recognized over the 15-year term of the lease. The remaining unamortized gain at November 29, 1998 and November 30, 1997 was $1,806,000 and $1,950,000, respectively, which are included in other non-current liabilities in the accompanying consolidated balance sheets. During 1998 Koret sold the equipment in its Napa facility to a sewing contractor who assumed operations of the plant and is currently subleasing the facility from Koret (note 8).

  In October 1998, Koret sold an office building in San Francisco, California, for a net amount of approximately $3,810,000. At the date of the sale, the land and building had a net book value of approximately $3,368,000. As part of the consideration, Koret received a promissory note in the amount of $3,400,000 secured by a Deed of Trust, which is payable in full on April 1, 1999, with interest at 8.5% per annum. In accordance with FAS 66, Accounting for Sales of Real Estate, the gain of $442,000 has been deferred as a current liability on the balance sheet as of November 29, 1998. Koret agreed to lease the building from the buyer for approximately six months, at which time Koret will move into its new offices in Oakland, California (note 8).

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


(6) Income Taxes

  Koret's operations are conducted in the United States and Canada. The provision (benefit) for domestic and foreign income taxes attributable to income (loss) from continuing operations for the years ended November 29, 1998, November 30, 1997 and December 1, 1996 are as follows (in thousands):

                                                         1998     1997    1996
                                                        -------  ------  ------
      Current:
        Federal........................................ $ 6,225   2,990   1,469
        State..........................................   1,740     744     276
        Foreign........................................      53       9    (178)
                                                        -------  ------  ------
          Current income tax expense...................   8,018   3,743   1,567
                                                        -------  ------  ------
      Deferred:
        Federal........................................  (1,513)   (795) (1,360)
        State..........................................     (74)   (298)   (532)
        Foreign........................................     --      --       21
                                                        -------  ------  ------
          Deferred income tax benefit..................  (1,587) (1,093) (1,871)
                                                        -------  ------  ------
      Provision (benefit) for income taxes............. $ 6,431   2,650    (304)
                                                        =======  ======  ======

  Koret's provision (benefit) for income taxes differs from the expected provision (benefit), computed by applying the statutory U.S. federal tax rate to earnings before taxes.

  The following table reconciles the income tax provision (benefit) at the U.S. statutory rate to that in the financial statements (in thousands):

                                                            1998   1997  1996
                                                           ------  ----- ----
      Taxes computed at 35% for 1998 and 34% for 1997 and
       1996..............................................  $5,790  1,685 (634)
      State taxes, net...................................   1,089    446 (256)
      Change in valuation allowance......................    (779)   493  470
      Other permanent differences........................     331     26  116
                                                           ------  ----- ----
                                                           $6,431  2,650 (304)
                                                           ======  ===== ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                               1998     1997
                                                              -------  ------
      Deferred tax assets:
        Allowance for doubtful accounts...................... $   196     --
        Inventory reserves and capitalization................   2,480   2,502
        Other reserves and accruals..........................   1,618   1,089
        Plant and equipment depreciation and basis
         differences.........................................   2,234   2,768
        Deferred gain........................................     970     786
        Foreign net operating losses.........................   2,650   2,799
        Other................................................     671      87
                                                              -------  ------
          Total gross deferred tax assets....................  10,819  10,031
          Less valuation allowance...........................  (2,650) (3,429)
                                                              -------  ------
          Net deferred tax assets............................   8,169   6,602
      Other deferred liabilities.............................     (53)    (73)
                                                              -------  ------
          Net deferred tax asset............................. $ 8,116   6,529
                                                              =======  ======

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996

  The net change in the total valuation allowance for the years ended November 29, 1998, November 30, 1997 and December 1, 1996 was a decrease of approximately $779,000, increase of approximately $493,000 and a decrease of approximately $1,322,000, respectively. Management considers it more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

  In connection with the acquisition of Mr. Jax, the Company has certain net operating loss carryforwards for tax purposes, the utilization of which is subject to the restrictions under Canadian tax change of control rules. The Company had foreign net operating losses during 1996, 1997 and 1998 which begin expiring in 2002. No benefits for these net operating loss carryforwards have been recognized in the accompanying consolidated financial statements.

(7) Long-Term Debt

  Long-term debt consists of the following (in thousands):

                                                                 1998     1997
                                                                -------  ------
      Term notes, payable in monthly principal installments of
       $300,710 through June 1, 2001. Interest is payable
       monthly at prime plus 0.75% per annum or LIBOR plus
       2.0% per annum. The prime lending rate as of November
       29, 1998 was 7.75% per annum. Secured by substantially
       all assets.............................................  $ 9,165  16,239
      Obligations under capital leases (note 8)...............      676     297
      Notes payable in quarterly installments of $50,000
       commencing May 31, 1995 through February 29, 2000, plus
       interest at 5.0% per annum. Unsecured..................      250     450
      Note payable plus accrued interest, due in 2001.
       Interest accrues at 9.0% per annum. Unsecured..........      275     275
                                                                -------  ------
                                                                 10,366  17,261
      Less current maturities of long-term debt...............   (4,167) (3,948)
                                                                -------  ------
                                                                $ 6,199  13,313
                                                                =======  ======

  The aggregate maturities of all long-term debt, including capital leases, are as follows (in thousands):

             Fiscal year ending:
               1999........................... $ 4,167
               2000...........................   3,899
               2001...........................   2,300
                                               -------
                                               $10,366
                                               =======

  In 1992, the Company issued warrants (note 13) to purchase a number of shares of the Company's Class B non-voting common stock to the issuers of $15,000,000 in subordinated notes. As of June 30, 1992, the warrants' fair market value were determined to be $3,366,606. Accordingly, a discount was established with an offsetting credit to additional paid in capital. The discount was being amortized over the term of the subordinated note, using the effective interest method. Amortization included in interest expense amounted to approximately $358,000 and $195,000 for 1997 and 1996, respectively.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


  During 1997, Koret completed a restructuring of its senior debt. This restructuring included the repayment of the outstanding balances of Canadian term notes of approximately $3,671,000 and the subordinated note of $5,000,000 as well as the extension of the debt repayments. Additionally, certain terms of the associated factoring agreement were modified (note 3). The Company recorded debt issuance costs of $100,000 in connection with this restructuring. These costs are being amortized over the remaining term of the notes payable and are included in amortization expense. The unamortized original issue discount associated with the subordinated debt, amounting to approximately $260,000 along with the unamortized portion of deferred debt issuance costs related to notes repaid in full (primarily in Canada) amounting to approximately $220,000, was written off in connection with this restructuring.

  The agreement for the term loan contains covenants requiring compliance with various financial ratios and restriction of dividend payments. Additionally, Koret has pledged substantially all of its assets as collateral under its revolving and term loan agreement.

(8) Commitments and Contingencies

 (a) Leases

  Koret is obligated under both long-term capital and operating leases for facilities, office space and equipment.

  At November 29, 1998, obligations under non-cancelable, long-term leases are as follows (in thousands):

                                                               Type of lease
                                                             -----------------
                                                             Capital Operating
                                                             ------- ---------
      Fiscal year ending:
        1999................................................  $ 390    5,757
        2000................................................    253    5,049
        2001................................................     79    4,316
        2002................................................    --     4,122
        2003................................................    --     3,235
        Thereafter..........................................    --    13,395
                                                              -----   ------
          Total minimum lease payments......................    722   35,874
                                                                      ======
      Amount representing interest..........................    (46)
                                                              -----
          Present value of net minimum capital lease
           payments (note 7)................................  $676
                                                              =====

  Certain leases include renewal options and/or contain rental escalation clauses tied to the consumer price index.

  Koret leases a distribution and warehouse facility in Chico, California. The lease, which commenced on June 1, 1988 and expires in May 2003, contains three 5-year renewal options. The Company has exercised the first two 5-year renewal options.

  Koret entered into a lease for office space in Oakland, California, in October 1998. This space is to replace the San Francisco office building sold in 1998 (note 5) and other San Francisco administrative office space, which is under lease through February 1999. The Oakland lease commences, in part, in March 1999 and in April 1999, and has a ten-year term, with no renewal options.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996

  On June 6, 1996, Koret concluded a sale and leaseback of real property in Napa, California (note 5). This lease expires in May, 2011 and contains a 5-year renewal option. Under the terms of the lease, rent payments increase every 2.5 years by 7.5%. Total rental expense has been calculated on a straight-line basis and the difference between cash payments and the straight-line expense accrued as deferred rent. The unamortized deferred rent, included as part of other non-current liabilities in the accompanying consolidated balance sheets, was approximately $161,000 and $242,000 at November 29, 1998 and November 30, 1997, respectively. In 1998 Koret agreed to sublease the Napa facility to a sewing contractor who has taken over the full operation of the plant, including the assumption of the terms of the applicable collective bargaining agreement, and has purchased the related manufacturing equipment and fixtures. Under the sublease, the contractor will match Koret's lease payments until April 2003, or through April 2008, if the sublease is extended by exercise of the renewal option. In 1999, the scheduled lease payments under the Napa lease are approximately $406,000. Koret has also entered into a Production Agreement with the sewing contractor, whereby Koret has agreed to purchase at least one million units per year from the contractor for the initial five-year term of the sublease.

  Rent expense on operating leases amounted to $5,842,333, $5,485,000 and $5,731,000 for the periods ended November 29, 1998, November 30, 1997 and December 1, 1996, respectively.

 (b) License Agreements

  Approximately 98% of the sales of Campaign (or about 11% of Koret's consolidated net sales) are conducted under license agreements permitting the sale of designated leather goods using the Polo/Ralph Lauren label. Required minimum future royalty and design fee payments in 1999 are $1,411,200. The license agreement expires on December 31, 1999, and Campaign is in the process of negotiating an extension of the agreement through December 31, 2001. Campaign is obligated to incur advertising costs based on a percentage of each year's budgeted net sales.

  In 1998, Koret entered into a licensing agreement with Carolee Designs, Inc., whereby Koret will sell women's handbags, belts, attache cases and various other small leather goods with the "Carolee" name and trademark within the United States and Canada. The agreement, which requires minimum annual royalty payments, has an initial termination date of June 30, 2000, and may be extended through June 30, 2004. Minimum royalty payments during the first and second years of the contract are $100,000 and $150,000, respectively.

 (c) Employment and Consulting Agreements

  At November 29, 1998 three executives of the Company had employment agreements ending between June 2001 and June 2003.

  In connection with the acquisition of Campaign in 1995, the Company entered into employment and consulting agreements with the sellers. Such agreements were to extend through 1999 and provide for annual bonuses to be paid based upon attainment of certain annual and cumulative earnings levels defined in such agreements. Such bonuses, amounted to approximately $0, $1,027,000 and $354,000 for the periods ended November 29, 1998, November 30, 1997 and December 1, 1996, respectively.

  The employment agreement was terminated on December 15, 1997. The conditions of the termination required the Company to pay the employee in two installments of $500,000 each during fiscal years 1999 and 2000. Such amounts have been discounted and were $940,000 and $880,000 at November 29, 1998 and November 30, 1997, respectively. Additionally, in 1998 the employee returned the 58,824 shares of Class A common stock for the same amount as previously issued, which was $500,000.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


 (d) Guarantee

Campaign is contingently liable as a guarantor on a mortgage payable to a local bank for facilities previously leased. The balance outstanding at November 29, 1998, was approximately $382,000.

  Campaign is contingently liable under a letter of credit to guarantee a $1,817,000 Industrial Development Revenue Bond from the Industrial Development Authority of the City of Norfolk, as well as an interest reserve of $46,296, in connection with facilities leased from a related party.

 (e) Letters of Credit

  Koret was contingently liable for undrawn letters of credit totaling approximately $10,734,000 at November 29, 1998.

 (f) Financial Instruments

  Campaign enters into foreign exchange forward options to manage exposure to currency fluctuations. These agreements qualify as designated hedges of obligations payable in foreign currencies. At November 29, 1998, Campaign had outstanding foreign exchange forward options to purchase or sell the equivalent of $281,000 currency principally denominated in British and Italian currencies. The contracts generally range from one month to eight months. Maturities which are consistent with the settlement dates of items being hedged extend through July 1999.

 (g) Litigation

  Koret is involved in certain legal matters, both insured and uninsured, which could have an effect on operations. In the opinion of management, after consultation with legal counsel, the outcome of these matters will not have a materially adverse effect on the financial position or the results of operations of Koret.

(9) Major Customer

  One customer accounted for 14%, 13% and 10% of the Company's gross sales in 1998, 1997 and 1996, respectively.

(10) Retirement and Savings Plans

  Koret has a defined contribution retirement plan containing a noncontributory profit sharing plan together with a 401(k) plan. Under the terms of the 401(k) plan, participating employees may make voluntary contributions of up to 10% of their earnings, not to exceed $9,500 per employee. On the first 5% of earnings contributed by an employee, Koret makes an additional contribution of 50% of the amount, with a maximum of $1,500 per employee. Contributions by the Company to these plans totaled approximately $731,000, $747,000 and $279,000 for the periods ended November 29, 1998,
November 30, 1997 and December 1, 1996, respectively.

  New Campaign, Inc. sponsors a profit-sharing plan covering all employees who have completed at least six months of service prior to the beginning of the plan year. Contributions to the plan are determined by the Board of Directors of New Campaign, Inc. Contributions for the fiscal years ended November 29, 1998, November 30, 1997 and December 1, 1996 amounted to approximately $13,000, $135,000 and $50,000, respectively.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996

  In accordance with applicable collective bargaining agreements, Koret makes contributions to jointly administered, multi-employer defined benefit pension plans on behalf of certain employees. Under the terms of its principal plan, Koret contributed approximately $993,000, $757,000 and $745,000 during the periods ended November 29, 1998, November 30, 1997 and December 1, 1996, respectively. Provisions of the Multi-employers Pension Plan Amendments Act of 1980 require participating employers to assume a proportionate share of multi-employer plan's unfunded vested benefits in the event of withdrawal from or termination of the plan. The plan administrator estimates that if Koret were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $3,942,000 as of December 31, 1997, the date of the most recent actuarial valuation report.

(11) Related Party Transactions

  Certain suppliers of manufacturing services to Koret are controlled by a director/officer/shareholder of the Company. Management believes all transactions with these suppliers are carried out at terms similar to those arranged with other suppliers. During the fiscal years ended November 29, 1998, and November 30, 1997 and December 1, 1996, Koret paid these suppliers approximately $2,278,000, $2,054,000 and $2,396,000, respectively. At November 29, 1998 and November 30, 1997 the balance due from these suppliers totaled $40,000 and $1,000, respectively. Koret leases office and warehouse space from a related party in Virginia, and expensed approximately $300,000 for rent during 1998, 1997 and 1996.

(12) Postretirement Benefits

  The obligation recognized in connection with postretirement benefits, included as part of other non-current liabilities on the accompanying consolidated balance sheets, was $400,000 at November 29, 1998 and November 30, 1997, respectively.

  For measurement purposes, a 6% medical cost trend rate was assumed for the calculation of accumulated postretirement benefit obligation as of November 29, 1998. The medical cost trend rate has a significant effect on the amounts reported. A discount rate of 7.75% was assumed in the present value calculation. By increasing the assumed medical cost trend rate by 1 percentage point in each year, the accumulated postretirement benefit obligation at November 29, 1998 would increase by approximately $27,000.

(13)Stockholders' Equity

 (a) Stock Options

  During 1988, Koret established a non-qualified stock option plan for certain officers and employees, which was amended in 1989. Koret has reserved 241,289 shares of Class A common stock for issuance upon exercise of options granted. As of November 30, 1997, 101,500 options were outstanding and exercisable at any time through April 30, 1998 for an exercise price of $1.00 per share. In 1992, the remaining 139,789 employee stock options were issued with an exercise price of $5.00 per share exercisable at any time through April 30, 1998. During 1997, 2,500 of these options were forfeited. No further options are available for future grant. During 1998, 127,289 employee stock options were exercised and 111,500 were allowed to expire.

  During 1992, under a separate stock option agreement, an officer and director of the Company was granted options to purchase the 100,000 Class A common shares. The options have an exercise price of $1.00 per share with no expiration date. No options have been exercised.

  The weighted average exercise prices are $1.00 per share at November 29, 1998 and $2.62 per share at November 30, 1997 and $2.64 per share at December 1, 1996.

                         KORET, INC. AND SUBSIDIARIES

           November 29, 1998, November 30, 1997 and December 1, 1996


 (b) Warrants

  Common stock purchase warrants for 326,302 shares of Class A common stock were issued with an exercise price of $1.00 per share on November 26, 1986 which were due to expire on November 30, 1997. At November 30, 1997, 70,464 of these warrants expired and 255,838 warrants had been exercised.

  In connection with a subordinated credit agreement dated June 30, 1992, the Company issued warrants for the right to purchase, at an aggregate price of $550,099, a number of shares of the Company's Class B non-voting common stock (convertible to Class A common stock) to the subordinated lender in consideration for executing the financing agreement. Under the terms of the agreement, the warrants are exercisable at any time before June 30, 2000. The effective exercise price of the warrants at the date of grant was approximately $1.00 per share and is effectively adjusted downward each year beginning after June 30, 1994 until June 30, 1997. At November 29, 1998, the effective exercise price of the warrants was approximately $0.91 per share. No warrants were exercised as of November 28, 1998. The fair market value of the warrants at the date of issuance, as determined through an independent valuation, computed under the non-marketable minority interest basis, was determined to be $3,366,606. These Warrants contain certain "put" and "call" provisions whereby the warrantholder can, at any time after June 30, 1999, require the Company to repurchase all of the underlying warrant stock at the then fair market value; and the Company can, at any time, require the warrantholder to sell back to the Company all of the underlying warrant stock at the then fair market value.

(14) Earnings Per Share

  Earnings per share have been computed in accordance with SFAS No. 128. Basic earnings per share considers only weighted average common shares outstanding while diluted earnings per share considers the dilutive effects of stock options and warrants. A reconciliation of basic earnings per common share and diluted earnings per common share follows (dollars and shares in thousands except per share amounts):

                                                            1998   1997   1996
                                                           ------- ----- ------
      Basic earnings per share computation:
        Numerator:
          Net income (loss)............................... $10,113 2,307 (1,560)
                                                           ------- ----- ------
      Denominator:
        Weighted average common shares outstanding........   7,947 7,694  7,671
                                                           ------- ----- ------
          Basic earnings (loss) per share................. $  1.27  0.30  (0.20)
                                                           ======= ===== ======
      Diluted earnings per share computation:
        Numerator:
          Net income (loss)...............................  10,113 2,307 (1,560)
                                                           ------- ----- ------
      Denominator:
        Weighted average common shares outstanding........   7,947 7,694  7,671
        Impact of stock options...........................      82   168    --
        Impact of warrants................................     502   498    --
                                                           ------- ----- ------
                                                             8,531 8,360  7,671
                                                           ------- ----- ------
          Diluted earnings (loss) per share............... $  1.19  0.28  (0.20)
                                                           ======= ===== ======

  In 1996, the impact of stock options and warrants on diluted earnings per share is anti-dilutive, therefore, such stock options and warrants do not adjust the denominator for 1996.

                         KORET, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)

           November 29, 1998, November 30, 1997 and December 1, 1996


(15) Sale of Counterparts

  In March 1998, Koret entered into an Agreement to sell all trademarks, trade names, designs, copyrights and other intellectual property of its wholly owned subsidiary, Counterparts Sportswear, Inc., for $2.5 million. The Agreement, which was consummated on March 16, 1998, provided for the immediate transfer of all intellectual property, as well as the transfer of inventories as such inventories are shipped to customers during the transition period. In consideration, Koret received $2.4 million, as well as periodic payments during the transition period to cover the cost of the inventory shipped on behalf of the Purchaser and services performed on behalf of the Purchaser. Koret retained the risk of ownership of the existing inventory until it was shipped to the customer. During the transition period, Koret continued to provide operational support to the Purchaser for a fee. Counterparts' net sales during the fiscal years ended November 29, 1998, November 30, 1997 and December 1, 1996 amounted to approximately $6.5 million, $51.9 million and $57.1 million, respectively.

  On December 11, 1998 the Purchaser filed for relief under Chapter 11 in the United States Bankruptcy Court, Central District of California, Los Angeles Division. Koret had a receivable from the Purchaser of approximately $3.4 million which has been fully provided for as of November 29, 1998. In 1998, Koret has recorded a total loss on the sale of Counterparts of $1.6 million. The loss includes the gain on sale of the trademarks, trade names, and intellectual property of $2.5 million, the bad debt expense of $3.4 million and the sum of all other fees earned and expenses incurred since the sale of $0.7 million. In early 1999, the Purchaser's senior secured creditor conducted an auction of substantially all of the business assets of the Purchaser. Koret has commenced legal action against the Purchaser's officers and directors, as well as against the Purchaser's senior secured creditor. There can be no assurance that Koret will obtain a judgment in either of these actions or ultimately collect any of the amounts owed.

(16) Plan of Merger

  On December 1, 1998, Koret entered into an agreement and plan of merger with Kellwood Company (Kellwood). Kellwood designs, manufactures and markets apparel and soft camping goods and is based in St. Louis, Missouri. Kellwood's common stock is traded on the New York Stock Exchange. Under the agreement and plan of merger, Koret will become a wholly owned subsidiary of Kellwood and Koret stockholders will receive 0.6025 shares of Kellwood common stock in exchange for each share of Koret common stock held. Consummation of the merger is expected to occur during the spring of 1999, and is subject to various conditions, including but not limited to approval by the shareholders of the Company and Kellwood. It is expected the merger will be accounted for as a pooling of interests.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

  Koret has maintained and improved its market share over the past few years in spite of the merger or consolidation of a number of its customers and generally flat demand in the apparel industry for moderate and popular priced products during the period. Koret management believes that consumer satisfaction with Koret's designs and coordinated collections, Koret's acquisition and development of better and bridge priced product lines through its Mr. Jax division, and Koret's disposition of its Counterparts division, has enabled Koret to emerge from a difficult period for the apparel industry in good financial condition.

Fiscal 1998 Compared to Fiscal 1997

  Net sales for the fiscal year ended November 29, 1998 ("Fiscal 1998") were approximately $290.2 million, a 1.8% decrease from approximately $295.4 million for the fiscal year ended November 30, 1997 ("Fiscal 1997"). This decrease was principally due to a $45.4 million drop in the sales of Koret's Counterparts division, which was sold in March 1998. This was offset principally by an increase of approximately $34.1 million in sales of Koret of California's product lines to U.S. retailers, and additional sales of approximately $6.1 million through Koret's retail outlet stores. The large sales increase for Koret of California was due to an increase in the number of units shipped to several larger retailers (from approximately 10.3 million units in Fiscal 1997 to approximately 12.4 million units in Fiscal 1998), with a slight decrease in the overall average selling price.

  Gross margin, as a percentage of net sales, for Fiscal 1998 was approximately 30.9%, compared with approximately 25.6% for Fiscal 1997. This increase was principally due to the sale of Koret's Counterparts business in March 1998, as Counterparts operated at a significantly lower gross margin than Koret's other divisions. In addition, Koret of California's gross margin improved due to lower manufacturing costs for products made in Asia and Mexico.

  Selling, general and administrative expenses for Fiscal 1998 were approximately $65.0 million, a 3.3% increase over approximately $62.9 million for Fiscal 1997. In addition to general price, wage and salary increases, approximately $2.9 million of the increase in expenses was attributable to the expansion of Koret's retail outlet store operations. Approximately $0.8 million of additional expenses were incurred in the development and marketing of new products in connection with its license agreement with Carolee Designs, Inc. Also, approximately $0.7 million of severance costs, which were paid in 1998 upon the closure of Koret of California's manufacturing facilities, also contributed to the increase in expenses. These increases were offset in part by a reduction of approximately $4 million in expenses related to the Counterparts division, which was sold in March 1998.

  Amortization expense for Fiscal 1998 was approximately $0.7 million, a 47.8% decrease from approximately $1.4 million for Fiscal 1997. This decrease was principally due to the write-off in 1997 of approximately $0.5 million of capitalized debt issuance costs in connection with the restructuring of long-term debt in which certain notes were repaid in full ahead of the original repayment schedule.

  Interest expense, net of interest income, for Fiscal 1998 was $5.2 million, a 12% decrease from approximately $5.9 million for Fiscal 1997. This decrease was principally due to a reduction in bank borrowings, in part due to the reduced need for working capital financing for the Counterparts' operation.

  In Fiscal 1998 Koret recognized a loss of $1.6 million on the sale of its Counterparts division. (See discussion in "Sale of Counterparts")

  Other expense, net for Fiscal 1998 was approximately $0.6 million, compared with approximately $0.3 million for Fiscal 1997. Other expense principally represented foreign currency losses from Koret's Canadian operations, due to the repayment of U.S. dollar obligations with Canadian dollars.

  The effective tax rate was approximately 38.9% for the Fiscal 1998, and was approximately 53.5% for Fiscal 1997. The decrease in the effective tax rate was principally due to a shift from a pre-tax loss for the Canadian operations in Fiscal 1997, for which no tax benefit was recognized, to a small taxable profit in Fiscal 1998, for which net operating loss carryforwards are available.

Fiscal 1997 Compared to Fiscal 1996

  Net sales for the fiscal year ended November 30, 1997 ("Fiscal 1997") were approximately $295.4 million, a 13.9% increase over approximately $259.4 million for the fiscal year ended December 1, 1996 ("Fiscal 1996"). This increase was principally due to increased sales of approximately $30 million for Koret of California's product lines to U.S. retailers, and approximately $3.8 million in increased sales through Koret's expanded outlet stores, along with a $6.7 million sales increase for New Campaign, offset in part by a decline of approximately $5.2 million in sales by Koret's Counterparts division. The large sales increase for Koret of California was due to an increase in the number of units shipped to several larger retailers (from approximately 8.8 million units in 1996 to approximately 10.3 million units in
1997), along with a slight increase in the overall average selling price.

  Gross margin, as a percentage of net sales, for Fiscal 1997 was approximately 25.6%, compared with approximately 24.4% for Fiscal 1996. This increase was principally due to lower delivery costs associated with imports, and increased manufacturing efficiencies for Koret of California products, combined with higher volume.

  Selling, general and administrative expenses for Fiscal 1997 were $62.9 million, a 7.6% increase over approximately $58.5 million for Fiscal 1996. Approximately $1.9 million of this increase was due to higher expenses (such as advertising and distribution costs) which tend to vary with sales volume, as well as approximately $1.9 million in higher accruals for bonuses and profit sharing plan contributions, and approximately $0.7 million associated with the opening and operating costs of six additional outlet stores.

  Amortization expense for Fiscal 1997 was $1.4 million, a 32.7% increase over approximately $1.0 million for Fiscal 1996. This increase was principally due to the write-off in Fiscal 1997 of approximately $0.5 million of capitalized debt issuance costs in connection with the restructuring of long-term debt in which certain notes were prepaid in full ahead of the original repayment schedule.

  Interest expense, net of interest income, for Fiscal 1997 was $5.9 million, an 8.0% increase over approximately $5.5 million for Fiscal 1996. This increase was principally due to higher working capital requirements associated with the higher sales volume in Fiscal 1997.

  The effective tax rate was approximately 53.5% for Fiscal 1997, and approximately 16.3% (benefit) for Fiscal 1996. The increase in the effective tax rate is due to an increase in taxable income domestically in 1997, while still incurring a pre-tax loss in Canada for which no tax benefit was recognized. In addition, the valuation allowance included in the determination of the deferred tax asset was reduced in 1996.

Liquidity and Capital Resources

  Koret has a revolving and term loan agreement with BNY Financial Corporation, its principal lender, which agreement expires on July 1, 2002. Pursuant to a series of factoring agreements, this lender also acts as the Company's factor for all of its trade receivables, which are transferred to the factor on a non-recourse basis, subject to credit approvals from the factor. Under this arrangement, Koret has a term loan and draws down working capital advances (up to an aggregate maximum of $75 million) and opens letters of credit (up to a maximum of $18 million) against the facility in amounts determined by a formula based on factored receivables, inventory and other collateral, which advances and term loan are secured by the Company's assets. At November 29, 1998, the factoring charge was 0.45% of the gross receivables assigned and the interest on advances was at LIBOR plus one and one-half percent. At November 29, 1998 Koret's outstanding advances under the revolving loan amounted to approximately $47 million, and the outstanding balance on the term loan amounted to approximately $9 million. At November 29, 1998, the amount of outstanding under letters of credit was approximately $10.7 million. The factoring agreements, which also expire on July 1, 2002, include provisions for minimum aggregate volume of $200 million annually.

  Koret's operating activities provided net cash flow of approximately $18.2 million for Fiscal 1998 and used cash of approximately $38.4 million during Fiscal 1997. The increase in net cash from operations in 1998 as compared to 1997 was principally attributable to increases in factored accounts receivable and inventory in 1997, which did not recur in 1998. To a large extent, the increase in receivables transferred to the factor was the result of a change during 1997 in the accounting methodology used by the factor in applying credit for the collection of accounts receivable. The method was changed in Fiscal 1997 from an average maturity date method to an actual collection method. Inventory increased in 1997, in part to accommodate the increased volume in sales orders and the increase in the number of outlet stores either opened, or scheduled to be opened in 1998. In Fiscal 1998 accounts receivable and inventory decreased slightly, due to the sale of Counterparts early in 1998. In addition, net income for Fiscal Year 1998 was $7.8 million higher than in Fiscal 1997.

  Koret's investing activities used net cash of approximately $1.5 million in Fiscal 1998 and approximately $1.7 million during the Fiscal 1997. Capital expenditures during Fiscal 1998 consisted largely of purchases of computer equipment, and leasehold improvements, principally in connection with the expansion of the retail outlet store operation.

  Koret's financing activities used net cash of approximately $16.1 million in Fiscal 1998 and provided net cash in financing activities of approximately $39.9 million in Fiscal 1997. The decrease in net cash provided by financing activities in 1998 as compared to 1997 is primarily attributable to an increase in 1997 in the net advances and borrowings under the revolving loan with its lender.

Year 2000

  Koret has a Year 2000 compliance project that addresses its information technology systems and certain equipment which contain micro-processors. The Company has identified three phases of its Year 2000 project: 1) affected systems inventory, 2) problem assessment, and 3) remediation and testing. As of February 12, 1999, the inventory and assessment phases have been completed, and 85% of the remediation phase has been completed. Of the 15% still outstanding, 6% is currently in testing, and 9% is currently in programming. Final completion is expected by April 30, 1999. Any required remediation or replacement of "non-IT" systems, including telephone systems and security systems and equipment is expected to be completed by June 30, 1999. The Company does not expect the costs associated with ensuring Year 2000 compliance to have a material impact on the Company's business, operations or financial condition. All costs associated with Year 2000 compliance are being funded with cash flow generated from operations and are being expensed as incurred.

  To date, the expenses incurred by Koret in order to become Year 2000 compliant, including computer software costs, have been approximately $0.1 million and the current additional estimated costs to complete such remediation is expected to be approximately $0.1 million. All such costs, other than purchased software packages, have been and will continue to be expensed as incurred. The Year 2000 efforts have not caused a significant delay to other information technology system related projects.

  If some or all of the Company's remediated or replaced internal computer systems and equipment fail the testing phase, or if any software applications or embedded microprocessors critical to the Company's operations are overlooked in the assessment and remediation phases, there could be a material adverse effect on the Company's results of operations, liquidity and financial condition of a magnitude which the Company has not fully analyzed.

  The Company is in the process of requesting written confirmation from what it believes to be all of its significant trading partners such as customers, suppliers, banks, shipping companies and insurance companies to assess their Year 2000 compliance status, and is taking steps to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remedy their own Year 2000 issues. There can be no assurance that the systems of other companies with which the Company does business will be timely converted or that any such failure to upgrade or convert would not have an adverse effect on the Company's systems and operations.

  The Company believes its most reasonably likely worst case scenario, with respect to its own systems, would involve particular system modules which are not fully or properly remediated. In this case, the Company would retain the appropriate resources to correct the problems. Until necessary system modifications could be made, manual procedures would be employed. Such a situation may result in additional remediation costs to be incurred and/or delays in operating activities. With respect to its key trading partners, the Company is in the process of identifying alternative suppliers for significant raw material needs, in the event that current key suppliers prove unable to satisfactorily address Year 2000 issues and supply necessary raw materials. The Company believes its contractors' most significant challenges will relate to transportation and infrastructure of the foreign countries in which they operate. Alternative contractors will be identified if current key contractors are unable to satisfactorily address Year 2000 issues and manufacture product. Should customers be unable to satisfactorily address Year 2000 issues, manual procedures would be employed to ensure key functions such as ordering and invoicing could be continued.

  If the vendors of the Company's most important goods and services, or suppliers of the Company's necessary energy, telecommunications and transportation needs, fail to provide the Company with the materials and services which are necessary to produce, distribute and sell its products, the electrical power and other utilities to sustain its operations, or reliable means of obtaining supplies and transporting products to its customers, such failures could have a material adverse effect on the results of operations, liquidity and financial condition of the Company.

  The Company presently believes that the Year 2000 issue will not pose significant operational problems for its computer systems. However, the Company does not presently have a formal contingency plan in the event its Year 2000 compliance program is unsuccessful or not completed on a timely basis. The Company has not had any independent verification and validation to assure the reliability of the risk and cost estimates disclosed above.

Sale of Counterparts

  In March 1998, Koret entered into an Agreement to sell all trademarks, trade names, designs, copyrights and other intellectual property of its wholly-owned subsidiary, Counterparts Sportswear, Inc. The Agreement, which was consummated on March 16, 1998, provides for the immediate transfer of all intellectual property, as well as the transfer of inventories as such inventories are shipped to customers during the transition period. In consideration, Koret received $2.4 million, as well as periodic payments during the transition period to cover the cost of the inventory shipped on behalf of the Purchaser and services performed on behalf of the Purchaser. Koret retained risk of ownership of existing inventory until it is shipped to the customer. During the transition period, Koret continued to provide operational support to the Purchaser for a fee.

  Counterparts' net sales during the fiscal years ended November 29, 1998, November 30, 1997 and December 1, 1996 amounted to approximately $6.5 million, $51.9 million and $57.1 million, respectively.

  On December 11, 1998 the Purchaser filed for relief under Chapter 11 in the United States Bankruptcy Court, Central District of California, Los Angeles Division. Koret had a total receivable from the Purchaser of approximately $3.4 million, which has been fully provided for as of November 29, 1998. Koret has recorded a total loss on the sale of Counterparts of $1.6 million in Fiscal 1998.

  In early 1999, the Purchaser's senior secured creditor conducted an auction of substantially all the business assets of the Purchaser. Koret has commenced legal action against the Purchaser's officers and directors, as well as against the Purchaser's senior secured creditor. There can be no assurance that Koret will obtain a judgment in either of these actions or ultimately collect any of the amounts owed.

                                                                        ANNEX D

                               APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 339, L.'98, eff. 7-1-98.)

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